UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of

February 2012

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar

01419-908, São Paulo, SP, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☑    Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes   ☐    No   ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes   ☐    No   ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐    No   ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

Management's Report on Internal Control over Financial Reporting

1	The management of Fibria Celulose S.A. and subsidiaries (the "Company") is responsible for establishing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

2	The Company's internal control over financial reporting is a process designed by, or under the supervision of, the Company's Audit Committee, principal executive and principal financial officers, and effected by the Company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) as approved by the International Accounting Standards Board (“IASB”). The Company's internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as approved by the IASB, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

3	Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements on a timely basis. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

4	The effectiveness of the Company's internal control over financial reporting as of December 31, 2011, is based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, management has concluded that as of December 31, 2011 the Company's internal control over financial reporting is effective.

São Paulo, February 1, 2012

/s/ Marcelo Strufaldi Castelli	/s/ Guilherme Perboyre Cavalcanti	/s/ João Adalberto Elek Júnior
Marcelo Strufaldi Castelli	Guilherme Perboyre Cavalcanti	João Adalberto Elek Júnior
Chief Executive Officer	Chief Financial Officer	Chief Financial Officer and
	and Investor Relations Officer	Investor Relations Officer
	effective as of February 1, 2012	until January 31, 2012

Fibria Celulose S.A.

Consolidated Financial Statements at

December 31, 2011

and Report of Independent Registered

Public Accounting Firm

Report of Independent Registered
Public Accounting Firm

To the Board of Directors and Shareholders of

Fibria Celulose S.A.

1	In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and of comprehensive income (loss), of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Fibria Celulose S.A. and its subsidiaries at December 31, 2011 and December 31, 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with International Financial Reporting standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

2	A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

3

 Fibria Celulose S.A.

3	Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

São Paulo, February 1, 2012

PricewaterhouseCoopers

Auditores Independentes

4

Índex

Financial Statements
Consolidated Balance Sheets	3
Consolidated Statements of Operations and Comprehensive Income (Loss)	5
Consolidated Statements of Changes in Shareholders' Equity	6
Consolidated Statements of Cash Flow	9
Notes to the Consolidated Financial Statements
1 Operations	11
2 Presentation of Financial Statements and Significant Accounting Practices	16
2.1 Presentation of financial statements	16
2.2 Consolidation	16
2.3 Segment reporting	18
2.4 Foreign currency translation	18
2.5 Cash and cash equivalents	19
2.6 Financial assets	19
2.7 Derivative instruments and hedging activities	21
2.8 Trade accounts receivable	21
2.9 Inventories	21
2.10 Income tax and social contribution	22
2.11 Intangible assets	22
2.12 Property, plant and equipment	23
2.13 Leasing	24
2.14 Biological assets	24
2.15 Business combination	24
2.16 Impairment of non-financial assets	25
2.17 Trade payables	25
2.18 Loans and financing	25
2.19 Other assets and liabilities (current and non-current)	26
2.20 Benefits to management and employees	26
2.21 Contingent assets and contingent liabilities and legal obligations	27
2.22 Revenue recognition	27
2.23 Dividend distribution	28
2.24 Non-current assets held for sale and discontinued operations result	28
2.25 New standards, amendments and interpretations	29

3 Critical Accounting Estimates and Assumptions	30
4 Risk Management	32
4.1 Environmental risks	33
4.2 Financial risks	34
5 Sensitivity Analysis	41
6 Fair Value Estimates	42
6.1 Fair value of loans and financing and payable for the acquisition of Aracruz	42
6.2 Fair value measurement of derivative instruments	43
7 Financial Instruments by Category	45
8 Credit Quality of Financial Assets	46
9 Cash and Cash Equivalents	48
10 Marketable Securities	49
11 Derivative Instruments	49

1 of 103

12 Trade Accounts Receivable	53
13 Inventories	54
14 Recoverable Taxes	55
15 Taxes on Income	56
16 Significant Transactions and Balances with Related Parties	59
17 Property, Plant and Equipment	63
18 Biological Assets	65
19 Intangible Assets	66
20 Financial and Operational Lease Agreements	67
21 Advances to Suppliers - Forestry Partnership Programs	68
22 Loans and Financing	69
23 Contingencies	75
24 Tax Amnesty and Refinancing Program ("REFIS")	80
25 Long-term Commitments	81
26 Shareholders' Equity	82
27 Benefits to Employees	83
28 Phantom Stock Options (PSO) - Compensation Program Based on Shares	85
29 Net Revenue	87
30 Financial Results	87
31 Expenses by Nature	88
32 Insurance (unaudited)	89
33 Segment Information	89
34 Earnings per Share	90
35 Payable - Aracruz Acquisition	90
36 Non-current Assets Held for Sale	91
37 Impairment Tests	94
38 Business Combination	95
39 First-time Adoption of IFRS	97
39.1 Basis of transition to IFRS	97
39.2 Summary of the changes in accounting standards and of the effects on the results of operations and shareholders` equity – reconciliation of prior BR GAAP and IFRS	98
39.3 Summary of the changes in accounting standards and of the effects on the results of operations and shareholders` equity – reconciliation of US GAAP and IFRS	102

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Fibria Celulose S.A.

Consolidated Balance Sheets at December 31
In thousands of reais

	2011	2010
Assets

Current
Cash and cash equivalents (Note 9)	381,915	431,463
Marketable securities (Note 10)	1,677,926	1,640,935
Derivative instruments (Note 11)		80,502
Trade accounts receivable, net (Note 12)	945,362	1,138,176
Inventories (Note 13)	1,178,707	1,013,841
Recoverable taxes (Note 14)	327,787	282,423
Assets held for sale (Note 36)	644,166	1,196,149
Other assets	108,062	115,165

	5,263,925	5,898,654

Non-current
Derivative instruments (Note 11)		52,470
Related parties receivables (note 16)	5,469	5,307
Deferred taxes (Note 15)	991,768	1,332,025
Recoverable taxes (Note 14)	677,232	590,967
Advances to suppliers (Note 21)	760,611	693,490
Judicial deposits (Note 23 (d))	137,060	110,364
Other assets	95,060	145,768
Investment in affiliates	7,506	8,301
Biological assets (Note 18)	3,264,210	3,550,636
Property, plant and equipment (Note 17)	11,841,247	12,979,431
Intangible assets (Note 19)	4,809,448	4,906,443

	22,589,611	24,375,202

Total assets	27,583,536	30,273,856

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Fibria Celulose S.A.

Consolidated Balance Sheets at December 31
In thousands of reais	(continued)

	2011	2010
Liabilities and shareholders' equity

Current
Loans and financing (Note 22)	1,092,108	623,684
Trade payable	373,692	424,488
Payroll, profit sharing and related charges	134,024	121,691
Taxes payable	53,463	63,436
Derivative instruments (Note 11)	128,520
Payable - Aracruz acquisition (Note 35)		1,440,676
Liabilities related to the assets held for sale (Note 36)		95,926
Dividends payable	1,520	266,300
Other payable	142,367	156,135

	1,925,694	3,192,336

Non-current
Loans and financing (Note 22)	10,232,309	9,957,773
Derivative instruments (Note 11)	85,367
Taxes payable	76,510	75,365
Deferred taxes (Note 15)	739,878	1,222,360
Provision for contingencies (Note 23)	101,594	265,392
Other payable	152,509	155,784

	11,388,167	11,676,674

	13,318,861	14,869,010

Shareholders' equity (Note 26)
Capital (Note 26(a))	8,379,397	8,379,397
Capital reserve	2,688	2,688
Treasury shares	(10,346)	(10,346)
Legal reserves	4,520,290	5,381,771
Other reserves	1,618,824	1,627,903

Equity attributable to shareholders of the Company	14,510,853	15,381,413
Equity attributable to non-controlling interests	28,822	23,433

	14,539,675	15,404,846

Total liabilities and shareholders' equity	27,853,536	30,273,856

The accompanying notes are an integral part of these consolidated financial statements.

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Fibria Celulose S.A.

Consolidated Statements of operations and
Comprehensive Income (Loss)
Years Ended December 31
In thousand of reais, except for the income per shares

	2011	2010	2009

Continuing operations

Net revenues (Note 29)	5,854,300	6,283,387	5,292,972
Cost of sales (Note 31)	(5,124,269)	(4,694,659)	(4,555,729)

Gross profit	730,031	1,588,728	737,243

Operating income (expenses)
Selling expenses (Note 31)	(294,928)	(281,428)	(296,974)
General and administrative (Note 31)	(310,425)	(312,316)	(296,123)
Equity in losses of affiliate	(414)	(7,328)	(1,133)
Other operating income (expenses), net (Note 31)	253,395	(7,499)	1,609,016

	(352,372)	(608,571)	1,014,786

Income before financial income and expenses	377,659	980,157	1,752,029

Financial income (Note 30)	217,000	374,426	454,335
Financial expenses (Note 30)	(873,005)	(1,192,532)	(1,318,851)
Result of derivative financial instruments (Note 30)	(276,877)	152,284	210,086
Foreign exchange gain (loss) and indexation (Note 30)	(935,789)	301,604	2,225,965

	(1,868,671)	(364,218)	1,571,535

Income (loss) from continuing operations before taxes on income	(1,491,012)	615,939	3,323,564

Taxes on income
Current (Note 15)	67,835	59,627	(30,660)
Deferred (Note 15)	314,408	(146,924)	(796,529)

Net income (loss) from continuing operations	(1,108,769)	528,642	2,496,375

Discontinued operations
Net income from discontinued operations (Note 36)	240,655	74,512	93,095

Net income (loss)	(868,114)	603,154	2,589,470

Attributable to
Shareholders of the Company - continuing operations	(1,113,277)	524,134	1,836,130
Shareholders of the Company - discontinuing operations	240,655	74,512	93,095
Non-controlling interest	4,508	4,508	660,245

Net income (loss)	(868,114)	603,154	2,589,470

Basic and diluted earnings (loss) per share - continuing operations (in reais) (Note 34)	(2.38)	1.12	7.17

Basic and diluted earnings (loss) per share - discontinuing operations (in reais) (Note 34)	0.51	0.15	0.39

There was no amount of other comprehensive income (loss) for the years ended December 31, 2011, 2010 and 2009 and for that reason a "Statement of Comprehensive Income (Loss)" is not presented.

The accompanying notes are an integral part of these consolidated financial statements.

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Fibria Celulose S.A.

Statements of Changes in Shareholders' Equity
In thousands of reais, unless otherwise indicated

							Statutory reserves

							Special reserve	Retained
							for minimum	Earnings
		Capital	Treasury	Other			dividends	(Accumulated		Non-controlling
	Capital	reserve	shares	reserves	Legal	Investments	not distributed	Losses )	Total	interest	Total

As of December31, 2008	3,052,211	2,688		12,073	248,193	835,241			4,150,406	1,122	4,151,428
Adjustments related to previous years
First-time adoption								2,032,860	2,032,860		2,032,860
Legal reserve appropriation						2,032,860		(2,032,860)

As of January 1, 2009	3,052,211	2,688		12,073	248,193	2,868,101			6,183,266	1,122	6,184,388
Total income and comprehensive income:
Net income and comprehensive income								1,929,225	1,929,225	660,245	2,589,470

Transactions with shareholders:
Capital increase	4,005,091								4,005,091		4,005,091
Acquisition of shares			(756)						(756)		(756)
Issuance of shares	529,843	792,252							1,322,095		1,322,095
Capitalization of reserves	792,252	(792,252)
Realization of revaluation reserve, net of tax				(1,799)				1,799
Fair value of non-controlling interest										2,078,056	2,078,056
Non-controlling interest transaction				1,618,824					1,618,824	(2,720,498)	(1,101,674)
Legal reserve appropriation					25,675			(25,675)
Reserve for minimum mandatory dividends not distributed							121,958	(121,958)
Investment reserve appropriation						1,783,391		(1,783,391)
Others						(1,251)			(1,251)		(1,251)

Total transactions with shareholders	5,264,186		(756)	1,617,025	25,675	1,782,140	121,958	(1,929,225)	1,617,573	(642,442)	975,131

As of December 31, 2009	8,379,397	2,688	(756)	1,629,098	273,868	4,650,241	121,958		15,056,494	18,925	15,075,419
Total income and comprehensive income:
Net income and comprehensive income								598,646	598,646	4,508	603,154

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Fibria Celulose S.A.

Statements of Changes in Shareholders' Equity
In thousands of reais, unless otherwise indicated

							Statutory reserves

							Special reserve	Retained
							for minimum	Earnings
		Capital	Treasury	Other			dividends	(Accumulated		Non-controlling
	Capital	reserve	shares	reserves	Legal	Investments	not distributed	Losses )	Total	interest	Total

Transactions with shareholders:
Realization of revaluation reserve, net of tax				(1,195)				1,195
Acquisition of own shares for treasury			(9,590)						(9,590)		(9,590)
Minimum mandatory dividends							(121,958)	(142,179)	(264,137)		(264,137)
Legal reserve appropriation					29,932			(29,932)
Investment reserve appropriation						427,730		(427,730)

Total transactions with shareholders			(9,590)	(1,195)	29,932	427,730	(121,958)	(598,646)	(273,727)		(273,727)

The accompanying notes are an integral part of these consolidated financial statements.

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Fibria Celulose S.A.

Statements of Changes in Shareholders' Equity
In thousands of reais, unless otherwise indicated

							Statutory Reserves

							Special reserve	Retained
							for minimum	Earnings
		Capital	Treasury	Other			dividends	(Accumulated		Non-controlling
	Capital	reserve	shares	reserves	Legal	Investments	not distributed	Losses )	Total	interest	Total

As of December 31, 2010	8,379,397	2,688	(10,346)	1,627,903	303,800	5,077,971			15,381,413	23,433	15,404,846
Total loss and comprehensive loss
Net income (loss) and other comprehensive income (loss)								(872,622)	(872,622)	4,508	(868,114)

Transactions with shareholders
Capital increase										881	881
Realization of revaluation reserve, net of tax				(9,079)				9,079
Lapsed dividends								2,062	2,062		2,062
Investment reserve appropriation						(861,481)		861,481

Total transactions with shareholders				(9,079)		(861,481)		872,622	2,062	881	2,943

As of December 31, 2011	8,379,397	2,688	(10,346)	1,618,824	303,800	4,216,490			14,510,853	28,822	14,539,675

The accompanying notes are an integral part of these consolidated financial statements.

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Fibria Celulose S.A.

Consolidated Statements of Cash Flow
Years Ended December 31
In thousand of reais

	2011	2010	2009

Income (loss) from continuing operations before taxes on income	(1,491,012)	615,939	3,323,564

Adjusted by
Income before taxes on income from discontinued operations (Note 36)	364,629	112,897	141,053
Depreciation, depletion and amortization	1,838,827	1,616,705	1,650,820
Depletion of wood from forestry partnership programs	45,368	49,686	25,092
Unrealized foreign exchange (gains) losses, net	935,922	(301,677)	(2,626,572)
Change in fair value of derivative financial instruments	276,877	(152,284)	(148,403)
Equity in losses of affiliate	414	7,328	1,133
Gain on sale of investments (CONPACEL, KSR and Piracicaba)	(532,850)		(33,414)
Accretion of present value - Payable for Aracruz acquisition	40,893	289,830	474,536
Loss (gain) on disposal of property, plant and equipment	(25,361)	17,472	(3,177)
Interest and gain and losses in marketable securities	(178,895)	(199,000)	(172,730)
Interest expense	660,084	743,417	753,658
Change in fair value of biological assets	(145,884)	(92,319)	(551,604)
Gain on remeasurement of the initial interest on Aracruz			(1,378,924)
Provisions and other	124,632	53,282	(41,445)

Decrease (increase) in assets
Trade accounts receivable	160,940	(354,363)	(393,082)
Inventories	(148,446)	(108,392)	67,197
Recoverable taxes	(177,117)	(104,054)	47,367
Related parties	(161)	(5,307)
Other assets/advances to suppliers	63,506	33,027	(68,361)

Decrease (increase) in liabilities
Trade payable	5,916	81,788	(86,474)
Taxes payable	(26,321)	6,574	(69,340)
Payroll, profit sharing and related charges	22,386	5,924	25,734
Other payable	(78,829)	(3,416)	(99,761)

Cash provided by operating activities	1,735,518	2,313,057	836,867

Interest received	198,880	120,848	700,040
Interest paid	(582,047)	(722,305)	(739,683)
Income taxes paid	(4,151)	(15,514)	(7,433)

Net cash provided by operating activities	1,348,200	1,696,086	789,791

Cash flows from investing activities
Installments paid for acquisition of Aracruz	(1,481,569)	(2,533,333)	(1,364,329)
Acquisition of property, plant and equipment and forest	(1,240,189)	(1,066,129)	(1,670,676)
Advance for wood acquisition from forestry partnership program	(176,479)
Marketable securities, net	(56,978)	1,754,560	(2,465,103)
Proceeds from sale of the Guaíba unit			2,273,373
Proceeds from sale of investments (CONPACEL, KSR and Piracicaba)	2,076,143
Proceeds from sale of property, plant and equipment	82,491	19,990	21,084
Derivative transactions settled (Note 11(c))	69,982	24,434	(211,985)
Others	(1,067)	(17,773)	7,336

Net cash used in investing activities	(727,666)	(1,818,251)	(3,410,300)

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Fibria Celulose S.A.

Consolidated Statements of Cash Flow
Years Ended December 31
In thousand of reais	(continued)

	2011	2010	2009

Cash flows from financing activities
Borrowings	2,707,265	6,291,579	5,795,100
Repayments - principal amount	(3,109,589)	(6,342,426)	(5,561,399)
Capital increase			2,998,391
Dividends paid	(263,902)
Treasury stock acquisition		(9,590)
Other	17,093	(124)	(40)

Net cash provided by (used in) financing activities	(649,133)	(60,561)	3,232,052

Effect of exchange rate changes on cash and cash equivalents	(20,949)	(31,290)	(124,059)

Net increase (decrease) in cash and cash equivalents	(49,548)	(214,016)	487,484

Cash and cash equivalents at beginning of year	431,463	645,479	157,995

Cash and cash equivalents at end of year	381,915	431,463	645,479

Supplemental non cash flow information
Amount payable for acquisition of Aracruz		1,440,676	3,684,179
Exchange of shares with BNDESPAR for additional acquisition of Aracruz shares			864,020
Capital subscription from the families and the Safra family			173,637

The accompanying notes are an integral part of these consolidated financial statements.

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Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

1	Operations

(a)	General information

Fibria Celulose S.A. and its subsidiaries (the "Company", "Fibria", or "we") is a limited liability company constituted in accordance with the laws of the Federative Republic of Brazil and headquartered in São Paulo and after divesting its paper production activities in 2011, operates a single operational segment: producing and selling short fiber pulp.

The Company's business is affected by global pulp prices, which are historically cyclical and subject to significant volatility over short periods, as a result of, among other factors: (a) global demand for products from pulp; (b) global production capacity and strategies adopted by the main producers; (c) availability of substitutes for these products; and (d) exchange rates. All these factors are beyond the control of the Company's management.

The company's business are operated through the maintenance its own and third-party forest base, plants for manufacturing bleached pulp and a integrated logistic structure for exporting its production, as detailed in topics (b) and (c) below:

(b)	Facilities in operation and forest base

The company operates the following facilities as of December 31, 2010 to produce bleached eucalyptus kraft pulp with a total annual capacity of approximately 5.25 million tons:

Pulp production facility	Location (Brazil)	Annual production capacity (tons)

Aracruz	Espírito Santo	2,300,000
Três Lagoas	Mato Grosso do Sul	1,300,000
Jacareí	São Paulo	1,100,000
Veracel (*)	Bahia	550,000

		5,250,000

(*)	Represents 50% of the annual production capacity of Veracel's pulp mill consistently with the proportional consolidation of the results of operations of Veracel in our consolidated statement of operations.

The production of bleached pulp is performed only from eucalyptus trees which are a variety of high quality hardwood pulp, with short fibers, generally better suited to manufacturing toilet paper, uncoated and coated paper for printing and writing and coated cardboard for packaging. We use different sources to generate thermal and electric energy for our respective operations, including black liquor, biomass derived from wood debarking, bark and scraps.

Fibria produces only hardwood pulp from planted eucalyptus trees therefore its eucalyptus trees are referred as forest, which have an average extraction cycle of between six and seven years and are located in six Brazilian States, consisting of approximately 972 thousand hectares as of December 31, 2011, including reforested and protected areas, as follows (in thousand hectares):

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Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

	Area of forest	Total area

State
São Paulo	80,224	147,584
Minas Gerais	13,220	27,213
Rio de Janeiro	1,696	3,413
Mato Grosso do Sul	231,405	350,201
Bahia	145,977	279,055
Espírito Santo	96,242	164,949

	568,764	972,415

The forest base of the Losango project in the state Rio Grande do Sul is excluded from the table above as their assets qualify as assets held for sale and are being presented as such as detailed in Note 36.

(c)	Logistics

Most of the pulp produced for export is delivered to customers by means of sea vessels on the basis of long-term contracts with the owners of vessels. In October of 2010 was signed a contract for 25 years with STX Pan Ocean Co. Ltd., a company of South Korea, to optimize the international logistics and ensure operational stability and competitiveness. As of December 31, 2011, there were no obligations regarding this contract since freight services have not yet begun.

The company operates in two ports, Santos and Barra do Riacho. The port of Santos is located on the coast of the State of São Paulo and seeps the pulp produced in the Jacareí and Três Lagoas plants and is operated under a concession from the Government of the State of São Paulo to the Companhia Docas of the State of São Paulo - CODESP. Fibria pay fees for the use of terminals auctioned by CODESP.

The port of Barra do Riacho is a port specialized in cellulose and is located approximately three kilometers from Aracruz unit, in the State of Espírito Santo and seeps the pulp produced in the Aracruz and Veracel plants. This port is operated by a company controlled by Fibria (which has a 51% interest in the share capital) denominated Portocel - Terminal Especializado Barra do Riacho S.A. Portocel operates under authorization of the federal government through a contract signed on November 14, 1995.

These port operations do not fall within the scope of ICPC 01/IFRIC 12.

(d)	Non current assets held for sale

During the years presented the Company approved and consummated the sale of certain cash generating units (CGUs) and certain assets. The following table summarizes the assets and CGUs for which its sale was approved, as from when are considered as assets held for sale and/or discontinued operations and when the sale was consummated.

Date when
			classified for	Date when
		Classification for	accounting	the sale was
CGU/Asset	Reference	accounting purposes	purposes	consummated

CONPACEL CGU	Note 36(a)	Assets held for sale and discontinued operations	December 2010	January 2011
KSR CGU	Note 36(b)	Assets held for sale and discontinued operations	December 2010	February 2011
Piracicaba CGU	Note 36(b)	Assets held for sale	June 2011	September 2011
Losango project assets	Note 36(c)	Assets held for sale	June 2011	Not yet sold

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Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

(i)	Sale of CONPACEL, KSR and Piracicaba

On December 21, 2010, the Board of Directors approved the disposal of its CGUs: Consórcio Paulista de Papel e Celulose - CONPACEL and KSR Distribuidora, The CONPACEL pulp and paper mill consisted of a pulp mill with an annual production capacity of 650 kilotons and a paper mill with an annual production capacity of 390 kilotons, and approximately 71 thousand hectares of timberland, 30 thousand hectares of protected forest, a distribution business unit which operates 19 branches throughout Brazil and a distribution warehouse in the State of São Paulo.

The Company concluded the sale of the net assets of CONPACEL and KSR on January 31, 2011 and February 28, 2011, respectively, for an aggregate sale consideration of R$ 1.5 billion, through the execution of the sales and purchase agreement with Suzano Papel e Celulose S.A. ("Suzano"), meeting the terms and conditions precedent of the S&P agreement and through the payment of sale price by Suzano.

CONPACEL and KSR met the definition of discontinued operations as from December 2010 and are presented as such in these consolidated financial statements.

The Company also concluded the sale of the net assets of the CGU Piracicaba on September 29, 2011, which consists of a plant to produce thermal papers, coated and carbonless, located at the Piracicaba City, in the State of São Paulo, with an annual capacity over than 160 thousand tons, to Oji Paper CO., LTD. ("Oji") for an aggregated sale consideration of US$ 313 million, equivalent to R$ 567,375 at that date. The sale was consummated through the transfer of the net assets of the unit to Piracicaba Indústria de Papéis Especiais e Participações Ltda and the subsequent sale of the quotas of such entity to Oji.

The disposal of these CGUs is consistent with the Company's strategy of concentrating activities in the pulp business and strengthening the Company's strategic focus in the pulp market. The Company had used the proceeds to reduce its debt levels. Information on the assets, liabilities, result and cash flows of the CGUs sold are presented in Note 36.

(ii)	Losango Project - Asset held for sale at December 31, 2011

Following the approval by management on June 30, 2011 to divest the Losango project assets, and with specific program in place to identify a potential buyer, the Company had classified the assets as held for sale and the details are presented in Note 36.

(e)	Companies merged and liquidated

During the years ended on December 31, 2011, 2010 and 2009, management undertook certain corporate reorganizations in order to optimize the organizational structure of Fibria, which include the merger and/or liquidation of direct or indirect subsidiaries, in Brazil and abroad. The following is a summary of events occurring during the years ended:

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Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

			Date of
			merger or	Interest
			beginning of	on share
Company	Country	Relationship	liquidation	capital (%)

Liquidation
Aracruz Trading	Panamá	Subsidiary	February 2010	100
Aracruz International Financial	Cayman	Indirect subsidiary	October 2010	100
Ara Pulp Com. Imp. Exp. Unipessoal Lda.	Portugal	Subsidiary	December 2010	100
VCP North America	United States of America	Indirect subsidiary	June 2011	100
Riocell Trade	Isle of Man, UK	Indirect subsidiary	September 2011	100
Riocell Limited	Guernsey	Subsidiary	September 2011	100

Merger
Alícia Papéis S.A.	Brazil	Subsidiary	September 2010	100
Mucuri Agroflorestal Ltda.	Brazil	Subsidiary	July 2011	100

Arapar S.A. (*)	Brazil	Subsidiary	December 2009	100
São Teófilo Representações e Participações S.A. (*)	Brazil	Subsidiary	December 2009	100
Aracruz S.A. (*)	Brazil	Subsidiary	December 2009	100

(*) See Note 2(g) below.

The companies that were liquidated did not have any significant assets or liabilities and as a result there were no significant impacts on the results of Fibria.

The following is a summary of the book value of the companies merged, which were reflected in their individual standalone balance sheets:

(i)	Alícia Papéis S.A. merged on with Fibria Celulose S.A

Assets		Liabilities and shareholder's equity
Current		Current
Trade accounts receivable - related parties	238,230	Debts with related parties	22,546
Recoverable taxes	5,860
		Shareholder's equity
	244,090	Capital	1,826,202
		Profit reserve	1,378,776
Non current
Recoverable taxes	4,680		3,204,978
Property, plant and equipment	2,978,754

	2,983,434

Total assets	3,227,524	Total liabilities and shareholder's equity	3,227,524

(ii)	Mucuri Agloflorestal S.A. merged with Fibria Celulose S.A.

Assets		Liabilities and shareholder's equity
Current		Shareholder's equity
Cash and cash equivalents	41	Capital	78,300
		Accumulated losses	(2,126)
Non current
Other assets	5,958		76,174
Property, plant and equipment	70,175

	76,133

Total assets	76,174	Total liabilities and shareholder's equity	76,174

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Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

Additionally, a difference between its carrying amount and the fair value of land held by Mucuri Agroflorestal was recognized during the Aracruz's acquisition, in the amount of R $ 478,924, which was recorded as part of fixed assets, as per Note 17.

(f)	Change in the international corporate structure

In November 2011, management of Fibria approved, subject to certain conditions been met, a project for a corporate restructuring of its international activities, which considers transferring the current commercial operational, logistics, administrative and financial operations of Fibria Trading International Kft. to another subsidiary of Fibria.

The international corporate reorganization restructuring includes different stages and its final completion is expected to be around December 2013. However, the implementation of the restructuring planned depends on approval of the local authorities of each country involved. Additional information is presented in Note 15(e).

(g)	Acquisition of Aracruz shares

In 2001 we acquired a 28% interest in the voting capital and a 12.35% economic interest in Aracruz Celulose S.A. ("Aracruz"), a limited liability company constituted in accordance with the laws of the Federative Republic of Brazil and headquartered in the state of Espírito Santo.

On January 21, 2009 the Company acquired a 12.35% equity interest in the total capital of Aracruz
(28% of voting capital or 127,506,457 common shares) upon the purchase of Arapar S.A. ("Arapar") and São Teófilo Representação e Participações S.A. ("São Teófilo") for R$ 2,710,000, payable in six semi-annual fixed installments, with maturities up to July 2011, free of interest and charges.

On March 5, 2009, the Company acquired an additional 127,506,457 common shares of Aracruz, representing 28% of its voting capital, for R$ 2,710,000, payable in six semi-annual fixed installments, with maturities up to July 2011, free of interest and charges.

On May 27, 2009, BNDES Participações S.A. - BNDESPAR, holder of 56,880,857 common shares of Aracruz, subscribed 43,588,699 preferred shares of VCP, utilizing its 12.49% common shares of Aracruz (or 5.51% of its total capital) for a total amount of R$ 828,185.

On July 1, 2009, a public tender offer with tag along rights of Aracruz common shares ("ARCZ3") was completed. The tender offer comprised 15,507,357 common shares, and the related sales orders totaled 13,828,307 common shares, equivalent to 89% of the shares offered. The total purchase price of R$ 236,633 is payable in six semi-annual fixed installments maturing up to July 2011, free of interest and charges.

On July 17, 2009, the shareholders of both VCP and Aracruz approved an exchange of one preferred share of Aracruz for 0.1347 of VCP's common share. This exchange ratio had been previously examined and approved by the respective companies' financial advisors and independent special committees of the companies established specifically for this task.

On August 24, 2009, the Extraordinary General Meeting of VCP and Aracruz approved the merger of the entire Aracruz capital stock by VCP, under the terms and conditions approved by the related Boards of Directors. The Extraordinary General Meeting ratified the acquisition of the control of Aracruz, pursuant to Article 256 of the Brazilian Corporate Law. Consequently, the last day in which Aracruz's shares were traded on BM&FBOVESPA and on NYSE was November 17, 2009. The Aracuz's shares originally held in custody for Aracruz's ADS were exchanged for the Company's common share.

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Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

The effects of this business combination are presented in Note 38.

(h)	Sale of the Guaíba unit

On December 15, 2009, the Company concluded the sale to Empresas CMPC S.A., a company based in Santiago, Chile, of all of the assets encompassing industrial installations, land and forests, of its Guaíba unit, located in the municipality of Guaíba in the state of Rio Grande do Sul. The sale price agreed was R$ 2,416,000, which generated a capital gain of R$ 33,414.

During the year 2009, net revenues and cost of sales of the Guaíba unit were R$ 428,339 and R$ 343,640, respectively, and represented 9% of the Company's gross profit.

2	Presentation of Financial Statements and Significant Accounting Practices

2.1	Presentation of financial statements

(a)	Consolidated financial statements

The company's consolidated financial statements have been prepared and are being presented in accordance with and in compliance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The financial statements as of and for the year ended December 31, 2010 were the first financial statements presented in accordance with IFRS prepared by the Company. The main differences between the accounting practices previously adopted in Brazil (the "BR GAAP") and United States of America and IFRS, including the reconciliation of shareholders' equity and net income as of December 31, 2010 and 2009, are described in Note 39 - First-time Adoption of IFRS.

(b)	Approval of the financial statements

The financial statements were approved by the Board of Directors in January 30, 2012.

2.2	Consolidation

2.2.1	Consolidated financial statements

(a)	Subsidiaries

Subsidiaries are all entities (including special-purpose entities) over which the Group has the power to govern the financial and operating policies of the entity, generally reflecting a shareholding of more than half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether Fibria controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to Fibria and de-consolidated from the date that control ceases.

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Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

Exclusive or controlled investment funds are consolidated.

Jointly-owned investees are legal entities in which the Company shares control, as established by contract, over the economic activity and for which strategic, financial and operating decisions about the investee's activities require the unanimous approval by the parties which share control. The jointly-owned investees Veracel Celulose S.A. ("Veracel"), Asapir Produção Florestal e Comércio Ltda. ("Asapir") and VOTO - Votorantim Overseas Trading Operations IV Limited ("VOTO IV") have been consolidated proportionally in accordance with the Company's ownership percentage.

Intercompany transactions, balances and unrealized gains and losses on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of a loss of value (impairment) of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

(b)	Affiliate companies

Affiliates are all entities over which the company has significant influence but not control or joint control. Investments in affiliates are accounted under the equity method and are initially recognized at cost value.

Fibria interest in profits or losses of its post acquisition affiliate is recognized in the statement of operations and their participation in the post acquisition reserves moving is recognized in reserves. The post- acquisition cumulative movements are adjusted against the carrying amount of the investment. When Fibria's share of losses related in an affiliate is equal to or greater than its participation in the affiliate, including any other receivables, the company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the affiliate.

Unrealized gains from transactions with affiliate companies are eliminated in the same portion to the interest. Unrealized losses are also eliminated unless the transaction provides evidence of a loss (impairment) of the asset transferred. The accounting policies of subsidiaries are adjusted, when necessary, to ensure consistency with the accounting policies adopted by Fibria.

The dilution gains and losses on shareholdings in associate are recognized in the statement of operations.

At December 31, 2011 and 2010 and during the years presented Fibria has exclusively participation in the affiliate Bahia Produtos de Madeira S.A. (previous called Aracruz Produtos de Madeira S.A.), which was included in the consolidated financial statements as an investment accounted for following the equity method under the line "Investment in affiliate" considering that the Company has significant influence over it.

(c)	Companies included in the consolidated financial statements

The subsidiaries included in the consolidation are as follows:

17 of 103

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

	Percentage of total capital
	2011			2010
	Direct	Indirect	Total	Total
Companies located in Brazil
Normus Empreendimentos e Participações Ltda.	100		100	100
Fibria-MS Celulose Sul Mato-Grossense Ltda.	100		100	100
Fibria Terminais Portuários S.A.	100		100	100
Projetos Especiais e Investimentos S.A.	100		100	100
Portocel - Terminal Especializado de Barra do Riacho S.A.	51		51	51
Veracel Celulose S.A. (ii)	50		50	50
Asapir Produção Florestal e Comércio Ltda. (ii)	50		50	50
Mucuri Agroflorestal S.A. (i)				100

Abroad
VOTO - Votorantim Overseas Trading Operations IV Limited (ii)	50		50	50
Fibria Trading International KFT.	48.3	51.7	100	100
Fibria Overseas Holding KFT.		100	100	100
Newark Financial Inc.	100		100	100
Fibria Overseas Finance Ltd.	100		100	100
Fibria International GMBH.		100	100	100
Fibria Celulose (USA) Inc.	100		100	100
Fibria (Europe) S.A.		100	100	100
VCP North America Inc. (i)				100
Riocell Limited (i)				100
Riocell Trade S.A. (i)				100

(i)	Companies liquidated/merged as detailed in Note 1(e).
(ii)	Companies proportionally consolidated

2.3	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Board of Executive Officers, the chief operating decision-maker, who is responsible for allocating funds, making strategic decisions and assessing performance.

2.4	Foreign currency translation

(a)	Functional and presentation currency

The Brazilian real ("real", "reais" or "R$") is the functional currency of the Company and all its subsidiaries, and is also the currency used for the preparation and presentation of the consolidated financial statements of the Company.

(b)	Transactions and balances

Foreign currency operations are translated into the functional currency in which the items are measured utilizing the exchange rates at the transaction or evaluation dates. The foreign exchange gains and losses resulting from the settlement of these transactions and from the conversion of monetary assets and liabilities denominated in foreign currency at the exchange rates in effect at the balance sheet dates are recognized in the statement of operations.

18 of 103

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

Foreign exchange gains and losses relating to loans and cash and cash equivalents denominated in foreign currency are presented in the statement of operations as "Foreign exchange gain (loss) and realized and unrealized gain (loss) on swaps and trading securities, net.

2.5	Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits, and highly liquid short-term investments, which have original maturity up to three months and are readily convertible into a known amount of cash and subject to an immaterial risk of change in value, net of overdraft accounts. Overdraft accounts are presented in the balance sheet as "Loans and financing" in current liabilities, when applicable.

2.6	Financial assets

2.6.1	Classification

The Company classifies its financial assets into the following categories: (a) held for trading, and (b) loans and receivables. The classification depends on the purpose for which the financial assets were acquired.

(a)	Held for trading

The financial assets held for trading reflect their active and frequent trading, mainly, in the short term. These assets are measured at fair value, and the changes in fair value are recognized in the statement of operations under "Financial income" or "Financial expenses".

(b)	Loans and receivables

Loans and receivables have fixed or determinable payment terms and are not quoted in an active market. Loans and receivables are adjusted based on the effective rate of the transaction. The effective rate is that defined in the contract as adjusted by the related costs of each transaction.

(c)	Fair value

The fair value of investments with publicly-available quotations is based on current market prices. With respect to financial assets without an active market, the Company establishes the fair value through valuation techniques. These techniques include the comparison with recent third-party transactions, reference to other instruments which are substantially similar, the analysis of discounted cash flows and option pricing models.

The Company periodically assesses whether there is objective evidence to indicate that a financial asset has been recorded at an amount greater than its recoverable amount. When applicable, an impairment provision is made.

2.6.2	Recognition and measurement

Regular purchases and sales of financial assets are recognized on the trade date - the date on which Fibria commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not measured at fair value through profit or loss. Financial assets measured at fair value through profit or losses are initially recognized at fair value, and the transaction costs are recorded in the statement of operations. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred but only if Fibria has transferred substantially all risks and rewards of ownership. Financial assets measured at fair value through profit or losses are subsequently recorded at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest method.

19 of 103

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

2.6.3	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

2.6.4	Impairment of financial assets

Assets carried at amortized cost

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a "loss event") and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The criteria that the Company uses to determine whether there is objective evidence of an impairment loss include:

.	significant financial difficulty of the issuer or debtor;

.	a breach of contract, such as a default or delinquency in interest or principal payments;

.	Fibria, for economic or legal reasons relating to the borrower's financial difficulty, grants to the borrower a concession that the lender would not otherwise consider;

.	it becomes probable that the borrower will enter bankruptcy or other financial reorganization;

.	the disappearance of an active market for that financial asset because of financial difficulties; or

.	observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:

..	adverse changes in the payment status of borrowers in the portfolio; or
..	national or local economic conditions that correlate with defaults on the assets in the portfolio.

The amount of the loss is measured as the difference between the asset's book value and the present value of estimated future cash flows discounted at the financial asset's original effective interest rate. The book value of the asset is reduced and the loss is recognized in the statement of operations. If a loan t has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, Fibria may measure impairment on the basis of an instrument's fair value using an observable market price.

20 of 103

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

If, in a subsequent period, the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor's credit rating), the reversal of the previously recognized impairment loss is recognized in the statement of operations.

2.7	Derivative instruments and hedging activities

Derivatives are initially recognized at fair value on the date the derivative contract is entered into and are subsequently remeasured at fair value. Changes in fair value are recorded in the statement of operations. Even though the Company uses derivatives to mitigate risks, hedge accounting has not been adopted in the periods presented. The fair value of derivative instruments is disclosed in Note 11.

2.8	Trade accounts receivable

Trade accounts receivable correspond to the amounts receivable from sales made in the course of the Company's normal business. If the term of receipt is equivalent to one year or less, the accounts receivable are classified as current assets. If not, they are presented as non-current assets.

These accounts receivable are initially recognized at fair value and, subsequently, measured by the effective rate interest method less a provision for impairment, if required. Accounts receivable from customers abroad are presented based on the exchange rates at the balance sheet date.

The provision for impairment is established when there is direct evidence that Fibria will not be able to collect all the amounts due in accordance with the original terms of the accounts receivable. The calculation of the provision is based on a reasonable estimate to cover expected/probable losses on the realization of receivables, considering the situation of each customer and the respective guarantees, consistent with the impairment policy for financial assets recorded at amortized cost.

In performing such analysis of impairment the Treasury of Fibria on a monthly basis, examines the maturity of domestic and foreign customers and identifies those customers that presents bills over due and assesses the specific situation of each client, as well as exercises judgment about the risk of loss involved, considering the existence of contracted insurance, letters of credit, existence of collateral, the customer financial situation, and the status of legal processes in the event of execution. As result of this analysis management establishes a percentage that is applied to the outstanding balances due by the client and determines the amount to be recorded as impairment.

The constitution and reversal of provision for trade receivables are recorded as "Selling expenses" in the statement of operations.

2.9	Inventories

Inventories are stated at the lower of average purchase or production cost and the net realizable value. Finished products and work-in-process consist of raw materials, direct labor, other direct costs and general production expenses.

The raw materials derived from the biological assets are measured based on their fair value less cost to sell at the point of harvest, when transferred from non-current assets to inventories.

Imports in transit are stated at the accumulated cost of each import. The net realizable value is the estimated sales price in the normal course of business, less the applicable variable selling expenses.

21 of 103

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

2.10	Income tax and social contribution

The tax expense for the year comprises current and deferred tax. Tax is recognized in the statement of operations, except to the extent that it relates to items recognized in other comprehensive income, directly in shareholders' equity. In this case the tax is also recognized directly in shareholders' equity in other comprehensive income.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company operates and generates taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by Fibria and it is probable that the temporary difference will not be reversed in the foreseeable future.

2.11	Intangible assets

(a)	Goodwill

Goodwill represents the positive difference between the cost of an acquisition and the net amount of the fair value of assets and liabilities of the acquired entity. Goodwill of subsidiaries is recorded as intangible assets. The goodwill is tested on an annual basis, at least, to verify probable losses from impairment and recorded at cost less the accumulated losses from impairment, which are not reverted. The gains and losses on the disposal of an entity include the book value of the goodwill related to the entity sold.

Goodwill is allocated to CGUs or groups of CGUs. The allocation is made to the CGUs which will benefit/from the business combination originating the goodwill.

(b)	Database

The database corresponds to the technical knowledge accumulated over several years and the database of forestry and industrial technologies originating from the Aracruz acquisition. These assets are the bases for improvements in the productivity per hectare of eucalyptus and also in the industrial process of pulp production.

22 of 103

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

The database is recognized at the fair value at the acquisition date, since it has a defined useful life and is stated at cost less accumulated amortization. The amortization is calculated on a straight-line basis, at the annual rate of 10%, and recorded in the statement of operations in "Other operating income (expenses), net".

The database of forestry and industrial technologies comprises: CEDOC (documentation center), BIP (information base for research and process), KDP (software utilized in knowledge management) and Microbacia (sensors and markers which capture the effects of rain in the planted areas during their cycle).

(c)	Patent

A registered patent was acquired in the Aracruz business combination and corresponds to the pulp process for a specific application and customer.

The patent was recorded at fair value on the acquisition date, since it has a defined useful life and is stated at cost less accumulated amortization. Amortization is calculated on a straight-line basis at the annual rate of 15.9%.

(d)	Relationship with suppliers

This intangible asset relates to the contract that the Company has for the supply of diesel oil, ethanol fuel and chemical products, arising from the Aracruz acquisition.

This asset was recorded at fair value on the acquisition date, since it has a defined useful life and is stated at cost less accumulated amortization. Amortization is calculated on a straight-line basis, at the annual rates of 20% for the supply of diesel oil and ethanol fuel and of 6.3% for chemical products.

(e)	Development and implementation of systems (software)

The costs associated with the maintenance of software are recognized as expenses, as incurred. The costs directly attributable to the development and testing of identifiable and unique software, controlled by Fibria, are recognized as intangible assets when the following criteria are met: (i) it is technically feasible to complete the software for it to be available for use; (ii) management intends to complete the software and use or sell it; (iii) it can be sold or used; (iv) it will provide probable future benefits that can be demonstrated; (v) suitable technical, financial and other resources are available to conclude its development and to use or sell it; (vi) the attributable expenditure during its development can be reliably measured.

Other development expenditures which do not meet these criteria are recognized as expenses, as incurred. The development costs previously recognized as expenses are not recognized as an asset in a subsequent period.

The software development costs are amortized over their estimated useful lives at the annual rate of 20%.

2.12	Property, plant and equipment

Property, plant and equipment are stated at cost and depreciated on a straight-line basis, in accordance with the estimated economic useful lives of the related assets. Annual depreciation rates are listed in Note 17. Land is not depreciated.

23 of 103

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

The cost of major renovations is added to the book value of the asset if the future economic benefits exceed the standard of performance standard initially estimated for the asset.

Renovations are depreciated over the remaining useful life of the related asset. Repairs and maintenance expensed when incurred.

Financial charges are capitalized during the period necessary to execute and prepare the asset for its intended use.

The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each year.

An asset's book value is immediately written down to its recoverable amount if it is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the book value and are recognized as "Other operating income (expenses), net" in the statement of operations.

2.13	Leasing

Leases of property, plant and equipment in which the Company assumes substantially all the risks and benefits of ownership are classified as finance leases. Finance leases are recorded as a financed purchase, initially recognized as property, plant and equipment with a corresponding leasing liability.

Leases in which a significant part of the ownership risks and benefits is retained by the lessor are classified as operating leases.

Payments for operating leases (net of any incentives received from the lessor) are expensed on the straight-line method over the lease term.

2.14	Biological assets

Biological assets are measured at fair value, net of estimated costs to sell at the time of harvest. Depletion is calculated based on the total volume expected to be harvested.

Biological assets consist of eucalyptus forests exclusively from renewable plantations and intended for the production of bleached pulp. As a result of improvements in forest management techniques, including the genetic improvement of trees, the cycle of harvesting through replanting occurs over approximately six to seven years.

The fair value is determined based on the discounted cash flow method, taking into consideration the cubic volume of wood, segregated by plantation year, and the equivalent sales value of standing timber. The average sales price was estimated based on the local market prices and on transactions researched, adjusted to reflect the forest price. The volumes used in the valuation are consistent with the annual average harvest for each region.

The Company has a policy of carrying out semi-annual appraisals of the fair value of these assets.

2.15	Business combination

The purchase method is used to account for the acquisition of subsidiaries by Fibria. The cost of an acquisition is measured as the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of exchange. Acquisition-related costs are expensed as incurred.

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Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

The identifiable assets acquired and liabilities assumed are measured at fair value on the acquisition date. The non-controlling interest in the company acquired is valued at the fair value of the total net assets or at the relevant portion of the fair value of the company's net identifiable assets. The excess of the acquisition cost in relation to the fair value of identifiable assets acquired and liabilities assumed is recorded as goodwill (Note 2.11(a)) and, if lower, is recorded as an bargain purchase gain in the statement of operations on the acquisition date.

For transactions in which the Company acquires a controlling equity interest in a company where it already held an equity interest immediately prior to the acquisition date, this initial equity interest is revalued to fair value on the acquisition date and, if there is a gain, it is recognized in the statement of operations.

2.16	Impairment of non-financial assets

Non-financial assets with indefinite useful lives, like goodwill, are not subject to amortization and are tested for impairment at least annually.

Management reviews annually, or in a shorter period when circumstances dictate, the book value of non-financial assets subject to amortization, to assess events or changes in economic, operating or technological circumstances that might indicate an impairment of the recoverable amount of such assets.

Whenever such evidence is identified and the book value exceeds the recoverable amount, a provision for impairment is recorded to adjust the book value to the recoverable amount. The recoverable amount is the higher between the value in use and the fair value less cost to sell.

2.17	Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. In practice, they are usually recognized at the amount of the related invoice.

2.18	Loans and financing

Loans and financing are initially recognized at fair value, net of transaction costs incurred, if significant, and are subsequently stated at amortized cost. Any difference between the proceeds and the redemption value is recognized in the statement of operations over the period of the loans and financing using the effective interest method.

Costs of loans and financing directly attributable to the acquisition, construction or production of a qualifying asset are an integral part of the cost of such asset. Other costs of loans and financing are recognized as expenses, on the accrual basis.

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Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

2.19	Other assets and liabilities (current and non-current)

An asset is recognized in the balance sheet when it is probable that it will generate future economic benefits for the Company, and its cost or value can be reliably measured. A liability is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event and it is probable that an outflow of funds will occur. Liabilities include contractual charges, indexation charges or exchange rate changes incurred, when applicable. Provisions are recognized based on the best estimates of the risk involved.

Assets and liabilities are classified as current when their realization or settlement is likely to occur within the next 12 months. Otherwise, assets and liabilities are presented as non-current.

2.20	Benefits to management and employees

(a)	Pension obligations

The Company participates in pension plans, managed by a private pension entity, which provide post-employment benefits to employees, classified as defined contribution plans. It consists in a pension plan under which the Company pays fixed contributions to a separate entity and has no legal liabilities for making additional contributions if the fund does not have sufficient assets to honor the benefits related to employee service for the current and previous period.

Regular contributions represent net costs and are recorded in the statement of operations in the period in which they are due.

(b)	Health care (post-retirement)

Some of the companies of Fibria used to offer post-retirement health care benefits to their employees, under a policy which has now been discontinued. This policy established a lifetime benefits concession to a predetermined group of employees. This benefit is closed to new participants and there are no active employees who can opt for it.

The liability related to the health care plan for retired employees is stated at the present value of the obligation. The defined benefit obligation is calculated annually by independent actuaries. The present value of the defined benefit obligation is determined through an estimate of the future cash outflow, utilizing the discount rate as informed in Note 27(c).

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are immediately recorded in income.

The changes in the present value of the plan are immediately recognized in the statement of operations.

(c)	Profit-sharing

Fibria recognizes a liability and an expense for profit-sharing in the statement of operations. These provisions are calculated based on qualitative and quantitative targets established by management and are recorded in the statement of operations as salary expenses.

(d)	Share-based compensation

The Company offers a compensation plan referenced to the appreciation in value of its shares, based on a predetermined price and maturity. The plan consists of cash payments, not involving therefore the issue and/or delivery of shares for purposes of the plan. The Company's CEO and Executive Directors are eligible for the plan.

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Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

The obligations are recorded as a provision for amounts payable to the directors, with a corresponding entry to the statement of operations, based on the fair value of the benefits granted and the vesting period. The fair value of this liability is remeasured at each reporting period.

2.21	Contingent assets and contingent liabilities and legal obligations

The accounting practices for the accounting and disclosure of contingent assets and contingent liabilities and legal obligations are as follows: (a) contingent assets are recognized only when there is evidence that realization is virtually certain, or favorable, final and unappealable court decisions have been obtained. Contingent assets with probable success are only disclosed in the notes to the financial statements; (b) contingent liabilities are provided to the extent that the Company expects that is probable that will disburse cash. Tax and civil proceedings are accrued when losses are assessed as probable and the amounts involved can be reliably measured. When the expectation of loss in these processes is possible, a description of the processes and amounts involved is disclosed in explanatory notes. Labor proceedings are provisioned based on the historical percentage of disbursements. Contingent liabilities assessed as remote losses are neither accrued nor disclosed; and (c) legal obligations are accounted for as payables.

2.22	Revenue recognition

Fibria recognizes revenue when: (a) the amount of revenue can be reliably measured; (b) it is probable that future economic benefits will flow to the entity; and (c) when specific criteria have been met for each of the Company sales including transfer of property and of the risk of the product to the client, evidence of the risk of the transaction having been transferred based on the specific Incoterm (pre-defined commercial terms published by the International Chamber of Commerce) used and confirmation of available credit by the customer in order for the sale to be consummated. Revenue is the net amount after deduction of taxes, discounts and sales returns.

(a)	Sale of products

The recognition of revenue for domestic and export pulp sales is based on the following principles:

(i)	Pulp - domestic market - sales were mainly made on credit, payable in a average period of 30 to 40 days. Revenue is recognized when the customer receives the product, whether on the carrier's premises or on its own premises.

(ii)	Pulp - export market - export orders are normally supplied from own or third party warehouses located near strategic markets. Revenue is recognized when the risk of ownership of the pulp has been transferred to the client in accordance with the specific terms of the transaction. Export sale agreements generally establish transfer of risk based on Incoterms (2010) and the moment of transfer of risk as per the corresponding Incoterm is the moment on which revenue is recognized.

Previously to the CONPACEL, KSR and Piracicaba sale, as described in Note 1 (d), Fibria operated in the paper segment and recognized sales from this segment as follows:

(iii)	Paper - domestic market - sales were made at sight or on credit (usually payable in 30, 60 or 90 days). Revenue recognition is consistent to the criteria that the Company applies for the pulp sale in the domestic market.

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Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

(iv)	Paper - export market - export orders were normally supplied from own or third party warehouses located near strategic markets. Revenue is recognized when the products are delivered to the carrier and risk and benefits transferred to the customer.

(b)	Financial income

Financial income is recognized on the accrual basis, using the effective interest method, and to the extent that realization is expected.

2.23	Dividend distribution

Dividend distribution to the Company's shareholders is recognized as a liability in Fibria's financial statements at year-end based on the by-laws. Any amount that exceeds the minimum mandatory dividend is only provided on the date it is approved by the shareholders at the general meeting.

2.24	Non-current assets held for sale and discontinued operations

The Company records assets held for sale as non-current assets when the asset (or disposal group of assets) is available for immediate sale in its present condition and subject only to terms that are usual and customary for sales of such assets and the sale is highly probable.

For the sale to be highly probable, the appropriate level of management must be committed to a plan to sell the asset (or disposal group of assets), and an active program to locate a buyer and a complete plan must have been initiated. Further, the asset (or disposal group of assets) must be actively marketed for sale at a price that is reasonable in relation to its current fair value. In addition, the sale is expected to qualify for recognition as a completed sale within one year from the date of classification.

The Company measures the assets held for sale (or group of assets) at the lower of its carrying amount and fair value less costs to sell. If the carrying amount exceeds the fair value less costs to sell an impairment loss is recognized against income. Any subsequent reversal of impairment is recognized only to the extent of the loss previously recognized.

The depreciation of an asset (or group of assets) stops when it is classifies as held for sale. The assets and liabilities of a disposal group classified as held for sale are presented separately and are not offset and presented as a single amount.

The effects on the statement of operations and the cash flow statement from the discontinued operations are presented separately from the continuing operations, including the related income taxes and any impairment expense, if applicable. The operating, investing and financing cash flows related to the discontinued operations are presented in Note 36.

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Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

2.25	New standards, amendments and interpretations

Standards, amendments and interpretation that are not yet effective

Below is a list of standards/interpretations that have been issued and are effective for future periods. The Company has not early adopted these standards/interpretations. We highlight that there are no IFRSs or IFRICs, including improvements to them, that are effective for initial adoption in the financial year ended December 31, 2011 and that are relevant to Fibria.

.	IAS 28 - "Investments in Associates and Joint Ventures", IFRS 11 - "Joint Arrangements" and IFRS - 12 "Disclosure of Interests in Other Entities", all issued in May, 2011. The main change introduced by these standards is that proportional consolidation is no longer possible for entities whose control is shared through an agreement between two or more parties, and that are classified as a joint venture.

IFRS 11 establishes two types of categories for join agreements:

..	"Joint Operations" - a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the arrangement.

..	"Joint Ventures"- a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.

IFRS 12 requires an entity to provide qualitative disclosures regarding interests in subsidiaries, joint agreements and in non consolidated entities that include disclosure of the judgments and significant assumptions used in order to determine whether the entity controls or has significant influence or those used in order to classified the joint agreements between "Joint Operations" and "Joint Ventures" as well as other disclosures with respect to the nature and extension of significant restrictions and risks associated with such entities. The standard is effective for annual periods beginning on or after January 1, 2013.

Management believes that these standards will not have a significant impact on its financial statements.

.	IFRS 7 - "Financial Instruments - Disclosures", issued in October 2010. The change in the standard on disclosure of financial instruments seeks to promote transparency in the disclosure of financial asset transfer transactions, improve user's understanding of the exposure to risk in these transfers, and the effect of these risks on the balance sheet, particularly those involving the securitization of financial assets. The standard is applicable to fiscal years starting on or after July 1, 2011. Management does not expect significant impacts on its financial statements.

.	IFRS 9 - "Financial Instruments", issued in November 2009. IFRS 9 is the first standard issued as part of a larger project to replace IAS 39. IFRS 9 maintains, but simplifies the measurement model and establishes two major measurement categories for financial assets: amortized cost and fair value. The basis for the classification depends on the entity's business model and the contractual characteristics of the cash flow of financial assets. The guidance included in IAS 39 on impairment of financial assets and hedge accounting continues to be applied. Prior periods need not be resubmitted if the entity adopts the standard for the periods started or starting before January 1, 2012. The standard is applicable as from January 1, 2013. It is currently not expected to have any significant impact on consolidated entity's financial information.

.	IFRS 10 - "Consolidated Financial Statements", issued in May 2011. This standard is based on principles related to the identification of the concept of control as the key factor in determining when an entity should be consolidated in the financial statements. The standard establishes an additional guidance to assist in determining control when there are doubts in such evaluation. The standard is applicable as from January 1, 2013. It is not currently expected to have any impact on the consolidated financial information based on the current interest in other entities held by the Company.

29 of 103

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

.	IFRS 13 - "Fair Value Measurement", issued in May 2011. The standard's objective is to improve consistency and reduce the complexity of the disclosures required the IFRSs. The requirements do not increase the use of fair value in accounting, but provides guidance as how it should be applied when its use is required or allowed by another standard. The standard is applicable as from January 1, 2013, and there is an exemption for the application of the new disclosure requirements for comparative periods. It is not currently expected to have any significant impact on consolidated entity's financial information.

.	IAS 19 - "Employee Benefits", issued in June 2011. The change in the standard will affect mainly the recognition and measurement of defined benefit pension plans and disclosure of employee benefits. The standard is applicable as from January 1, 2013. These changes will not affect the accounting of the liabilities of the SEPACO plan, as defined in Note 2.20(b).

3	Critical Accounting Estimates and Assumptions

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The accounting estimates will seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the book values of assets and liabilities within the next financial year are addressed below.

(a)	Business combinations and goodwill impairment

In a business combination, the identifiable assets acquired and liabilities assumed are measured at its fair value on the acquisition date. The non-controlling equity in the company acquired is valued at the fair value of this equity or at the relevant portion of fair value of the company's net identifiable assets. The measurement of these assets and liabilities, on the acquisition date, is subjected to its recoverability analysis, including estimate future cash flows, fair value, credit risk and others, and it could be significant different from actual results.

Annually or more frequenty if there is any change in circumstances that may result in a reduction of the recoverable amount of cash-generating units for which there is goodwill allocated, the Company performs impairment test of goodwill, following the accounting policy described in Note 2.16. The recoverable amount of UGCs is determined based on calculations of the value in use, which involves significant estimates (Note 37).

(b)	Income tax and social contribution

The Company recognizes deferred tax assets and liabilities based on the temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. If we or one of our subsidiaries operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, our deferred tax asset could be reduced and, then the effective tax rate would increase.

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Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

As further disclosed in Note 15(e) in November 2011 the Company decided to transfer certain operations between subsidiaries outside Brazil which resulted in uncertainties with respect to the realization of deferred tax assets recorded by the subsidiary affected by the restructuring and, therefore, it realization cannot no longer be considered probable. Ultimate realization of deferred tax assets by such subsidiary ultimately depends on the level of taxable income of such entity through December 2013 which resulted in the recognition of loss for the reduction of deferred tax assets of R$ 200,711.

(c)	Benefits to employees

The current value of the obligations under the healthcare plan depends on a number of factors that are determined based on actuarial calculations using various assumptions. Among the assumptions used in determining the net cost (revenue) for the actuarial obligations balances, is the discount rate.

The liability for stock-based remuneration is recorded at its estimated fair value which is calculated by the company using the Binomial Tree model-Trinomial. Any changes in the assumptions used for calculating the liability will affect the amount recorded at the balance sheet date.

(d)	Fair value of derivatives and other financial instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. Fibria uses judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period. The Company also uses its judgment to define scenarios and figures presented in the sensitivity analysis included in Note 5.

Any changes to the assumptions used for calculations involving the fair value of financial instruments could dramatically affect the financial position of the Company.

(e)	Biological assets

The fair value of biological assets calculation takes into consideration various assumptions with a high degree of judgment, as the sales price, cubic volume of wood and/or the annual average harvest for each region. Any changes in these assumptions used, would change the discounted cash flow result and, consequently cause the appreciation or devaluation of these assets.

(f)	Revenue recognition and accounts receivable

The Company recognizes revenue and associated costs of sales at the time our products are delivered to our customers or when title and associated risks pass to our customers. Revenue is recorded net of tax deductions, discounts and sales returns.

The allowance for doubtful accounts is recorded in an amount we consider sufficient to cover any probable losses on realization of our accounts receivable from our customers and is included under selling expenses. Our accounting policy for establishing the allowance for doubtful accounts reserve requires that all invoices to be individually reviewed by the legal, collection and credit departments, in order to determine the amount of the probable expected losses.

31 of 103

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

(g)	Review of the useful lives and recoverability of long-lived assets

The Company reviews its long-lived assets to be held and used in its activities, for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of future cash flows. The Company reduces the net book value if the carrying amount exceeds the recoverable amount. During the year ended December 31, 2011 the Company performed impairment tests as detailed in Note 37.

(h)	Contingent liabilities

The Company is currently involved in certain labor, civil and tax proceedings. The provision for contingencies are recorded based on management's evaluation and on the advice of internal and external legal counsel, and are subjected to a high level of judgment.

4	Risk Management

During 2011 following the commitment of Fibria with good governance practices the Governance, Risks and Compliance area was established which accumulates the activities of the risk management, internal controls, internal audit and ombudsman areas. The objective was to promote the synergy between the areas, to contribute with value creation for the business and mainly, to strengthen governance of the company. The new area reports directly to the CEO and its processes are monitored by the Audit and Risks Committee, an advisory body of the Board of Directors.

The risk management process of Fibria classifies the risks inherent to its business in the following categories:

(a)	Market risk - a detail of the policies for managing market risk is included in Note 4.2.1 (a).

(b)	Credit risk - a detail of the policies for managing credit risk is included in Note 4.2.1 (b).

(c)	Compliance risk: corresponds to legal or regulatory penalties, financial losses or reputational damage that the Company may face due to a regulatory noncompliance. In order to manage this risk, the Company continually monitors compliance with laws, standards and regulations, implements contingency plans and segregation of duties in order to avoid conflicts of interest and to facilitate the assessment of risk and the related internal controls of the Company. These assessment includes assessment of environmental, labor and tax risks. The monitoring process if documents and reported to senior management.

(d)	Operational risk: results from the lack of consistency or adequacy of information systems, of processing and operational control, from failures in the management of assets or in the internal controls fund management, or from frauds that affect the activities of the Company.

One of the steps in the process of managing the operational risk of Fibria, which is managed through matrixes, is a materiality analysis and a analysis of the strategies of the Company in order to design controls and specific monitoring actions for the for the most significant accounts and processes. The Company has improved risk management with a control assessment tool which facilitates assessing the effectiveness of the control, generating reports and and correcting deviations identified in the processes.

32 of 103

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

The area responsible for compliance operates along with the corresponding business areas in order to comply with internal controls through the monitoring of processes which results in a mitigating factor for operational risk.

(e)	Event risk: results from internal and external events that affect the reputation and sustainability of the Company, such as those caused by climate change, social movements or trade unions, shutdown of facilities, layoffs, leak of sensitive information, etc. The Company continually monitors its relationships in an effort to anticipate potential risks. Fibria has a workstream to manage all strategic risks of which the Company is exposed. The ERM (Enterprise Risk Management) project was launched in 2010 and currently comprises the analysis, evaluation, monitoring and treatment of strategic risks. For those risks defined as a priority (high level of potential impacts and of probability of occurrence) different workstreams have been put in place by the Company for which action plans and indicators (KRI's - key risk indicators) have been developed.

4.1	Environmental risks

(a)	Risks associated with climate change

There is a risk exposure due to climate change, which can affect the equilibrium of ecosystems, the productivity of the forest and the availability of water and energy for the factories.

Fibria adopts a cautionary approach in the managing and operating its industrial and forest activities, through the adoption of controls and monitoring of production, such as agronomic studies, genetic improvement in the production of eucalyptus that contemplates the adaptation of species in different climatic conditions, monitoring of water consumption in forested areas, among others.

(b)	Environmental risks

Management of water resources - Fibria constantly monitors the situation in the watersheds where it operates, in order to be able to take proper measures if changes in water quantity or quality t might be the effect of the Company's forest management. Use of water by the factories is based on proper licences obtained and follows with the environmental legislation of each location and the licensing requirements of each plant.

(i)	Forest protection - protection of the forests against pests, disease, weeds and fires is based on a strategy involving continuous cycles of prevention, monitoring and control. The Company has ongoing efforts to select and plant increasingly resistant plant strains, and is also concerned with preserving an ecological balance and acquiring know-how to improve its forest management.

(ii)	Biodiversity - the company's forestry activities are licensed by the relevant regulatory bodies and are socio environmental planning activities are performed. Relevant areas of native forest species are interspersed with eucalyptus plantations. Fibria tries to maintain its protected areas in the legal form of Legal Reserves, Permanent Preservation Areas (APPs) and Private Natural Heritage Reserves (RPPNs) through the protection, restoration, management and integration of those areas with its forest activities. The Company also seeks to minimize external factors and degradation factors that may affect these areas.

(iii)	Waste - Fibria is undertaking efforts to use pulp production waste by transforming them in products that can be used in the forestry area. This practice generates both environmental and economic gains, with reduction in disposal of waste in landfills and replacing supplies with reutilized waste in the silviculture operations.

33 of 103

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

(c)	Impacts on communities

Fibria maintains contact with communities from different economic, social and cultural backgrounds, which are affected positively or negatively and in varying degrees by the cultivation of eucalyptus. In order to nurture a positive relationship with all of them, the Company has developed a plan for relationship with the communities which is revised annually, in which these neighboring population are classified based on the intensity of the relationship with the Company. The relationship model is implemented in all the forestry operations with respect to the silviculture and harvest activities. Participation is open to all members of the relevant who are invited to participate in each meeting.

(d)	Contracting with suppliers

In order to mitigate the risk of hiring child or forced labor by its suppliers Fibria requires its supplies to provide a formal declaration with respect to this matter.

Two other mandatory contracting requirements are compliance by the supplier with the environmental policies of Fibria and with the criteria for safe transportation (Safe Road Program). All contracts with suppliers and other business partners incorporate the Fibria Code of Conduct or refer to it. The Code reinforces the prohibition of discriminatory practices or violation of existing legislation.

The process to approve suppliers is performed every two years.

4.2	Financial risks

4.2.1	Factors of financial risks

Fibria's activities expose it to a number of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk, price risk and commodity price risk), credit risk and liquidity risk. The majority of Fibria's sales are denominated in U.S. dollars, while its costs are predominantly incurred in reais. Accordingly, there is a currency mismatch between Fibria's costs and revenues.

Fibria's overall risk management program focuses on minimizing, mitigating or transferring exposures to market risks. In this context, derivatives are used exclusively for economic hedge purposes as follows: (a) cash flow hedge against currency mismatching, (b) cash flow hedge of debt and interest payments against interest and exchange rate volatility, and (c) hedge against volatility in the price of pulp or other risk factors.

Risk management is carried out by a central Treasury department following policies approved by the Board of Directors. The control of risks and monitoring of compliance with the policies is performed by the Governance, Risks and Compliance area, which reports directly to the CEO and to the Finance Committee and has independence to report non-compliance with the policies, to measure and to assesss market risks. The Governance, Risk and Compliance area monitors all market risk exposures and compliance with the policies. Group Treasury identifies, evaluates and hedges financial risks following the policies established. The Board of Directors reviews on an annual basis the policies and principles for the overall risk management, definition of the areas involved, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

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Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

Policies for the use of derivative financial instruments

On December 15, 2011 the Company's Board of Directors approved the annual revision of the Market Risk Management Policy. The use of derivative instruments should follow such policy. The use of derivative instruments is in management view conservative and every derivative contracted be matched to an underlying risk generated by a hedged item which results from operational transactions, from the price of commodities or from debt. Accordingly, derivative transactions are only permitted if related to an existing exposure (hedge) and leveraged financial instruments are not allowed.

(a)	Market risk

It is related to changes in prices or rates including interest rates, exchange rates and commodities prices. These changes may affect the expected return of an investment, of a financial investment, of revenue of probable sales, of the cash flow and fair value of principal and interest on debts. Indicators were developed to measure those risks. A internal assessment tool was developed to measure those risks. One internal tool was developed to assess the impacts of stress cenarios and and to perform sensitivity analysis and analysis of gaps. The Ebitda@Risk tool was implemented, which is a Monte Carlo simulation of the more significant inputs that impact the cash generation of the Company (exchange rate, commodity price and volume produced) and results in testing of different possible hedge alternatives. The Governance, Risk and Compliance area developed a compliance tool to monitor compliance with the approved policies.

(i)	Foreign exchange risk

The Company operates internationally and is exposed to foreign exchange risk arising from various currency exposures, mainly with respect to the U.S. dollar.

The Company's financial policy establishes that the purpose of its operations with derivatives is to reduce costs, mitigate cash flows volatility, hedge foreign exchange exposure and avoid currency mismatches.

The following table presents the carrying amount of the assets and liabilities denominated in the U.S. dollars:

	2011	2010

Assets in foreign currency
Cash and cash equivalents (Note 9)	318,926	353,957
Derivative instruments (Note 11)		132,972
Trade accounts receivable (Note 12)	916,391	942,916

	1,235,317	1,429,845

Liabilities in foreign currency
Loans and financing (Note 22)	8,961,331	8,214,267
Trade payables	35,676	27,734
Derivative instruments (Note 11)	213,887

	9,210,894	8,242,001

Asset (liability) exposure	(7,975,577)	(6,812,156)

35 of 103

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

The Company calculates its net exposure to each risk factor. When the risk factor is a exposure to U.S. dollar or euro, maximum hedge limits are determined for exposures for periods up to 18 months being required the recommendation of the Finance Committee to hedge transactions for periods between 12 to 18 months.

The Company's exposure to foreign currency generates market risks associated with changes in the exchange rates. Liabilities in foreign currency include loans obtained, mainly, in U.S. dollars. The majority of the Company's sales abroad are denominated in U.S. dollars, while the sales of pulp in Brazil are in reais, however they are closely related to the U.S. dollar. Accordingly, the Company's liabilities act as a natural hedge for currency exposure in relation to export revenue, mitigating the mismatch between assets and liabilities.

(ii)	Cash flow and fair value interest rate risk

As Fibria has no significant interest-bearing assets, Fibria's net income and operating cash flows are substantially independent of changes in market interest rates on such assets.

Fibria's interest rate risk arises from its debt. Loans issued at variable rates expose Fibria to cash flow interest rate risk. Loans issued at fixed rates expose Fibria to fair value interest rate risk.

Fibria's policy on the use of derivatives establishes that, with respect to interest rate risk, transactions with terms and amounts matching the corresponding hedge debt may be entered into. The Company must maintain at least 50% of its debt subject to fixed interest rates.

Fibria manages its cash flow interest rate risk by using swaps following the terms and conditions imposed by the approved policies.

(iii)	Commodity price risk

This risk is related to the volatility in the price of pulp, which is considered a commodity. Prices fluctuate depending on demand, productive capacity, producers' inventories, commercial strategies adopted by the major forestry companies, paper producers, and availability of substitutes for these products in the market.

This risk is managed through different strategies. The Company has a specialized team, which continuously monitors the price of pulp and analyzes future trends, adjusting Fibria's estimates, in order to assist in the process of taking preventive actions to best deal with the various scenarios. There are no available in the market with appropriate liquidity to mitigate a substantive portion of the risk to which Fibria's operations are exposed. Pulp price derivatives available in the market are characterized by their low liquidity, low volume and as a result prices may be subject to significant distortion.

Currently, the Company has no derivative to hedge against the fluctuation of the pulp price.

(b)	Credit risk

Credit risk is the risk of one counterparty failing to discharge its obligation.

For every type of credit exposure and type of agreement a specific modeling is developed in order to evaluate the risks, identifying the exposure and performing sensitivity analysis of credit limits.

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Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

A monthly report is prepared by the Governance, Risk and Compliance area quantifying credit risk exposure arising from all the relationships of Fibria.

Credit risk is managed on a group basis. Credit risk arises from cash equivalents, derivative financial instruments, bank deposits, Bank Deposit Certificates (CDBs), Bank Deposit Receipts (RDB), Fixed Income Box, repurchase transactions, letters of credit, insurance companies, customers (considering the payment terms agreed), suppliers (with respect to advances made for new projects) and others.

(i)	Banks and financial institutions

Quantitative measures of credit risk were developed for exposures with banks and financial institutions (investments, current accounts and derivatives). The expected value of the exposure "Expected Credit Exposure" (ECE) and the worst expected exposure "Worst Credit Exposure" (WCE) of all exposures with counterparties are measured. We disclose the credit ratings of these entities in Note 8.

Fibria has a policy of contracting with private entities which have a minimum credit rating issued by one of the following rating agencies: Fitch, Moodys or Standard & Poors. The minimum rating required for the counterparties is "AA-" (or "Aa3" at the local level) or "A" (or "aA2"at the global level). The exposure to a single private counterparty can not exceed 20% of Fibria's total cash and cash equivalents, or 10% of the shareholders' equity of the counterparty (based on the most recent information published by the counterparty), or 15% of the Company's shareholders' equity (based on the most recent information available).

(ii)	Clients and advance to suppliers

In the case of credit risk arising from customer credit exposure, Fibria assesses the credit quality of the customer, taking into account mainly past experience and defines individual credit limits, which are continuously monitored.

Fibria major customers are large solid companies and, for a large part, with more than 20 years of relationship with the Company, reducing the credit risk.

Credit analyses are performed on a regular basis and when considered necessary, and letters of credit or credit insurance coverage is obtained to protect the Company. The majority of export sales to Europe and Asia are covered by letters of credit or credit insurance with COFACE (Compagnie Française d' Assurance pour le Commerce Extérieur).

The allowance for doubtful accounts is recorded at an amount sufficient to cover expected probable losses on the collection of trade accounts receivable and is charged to "Selling expenses" (Note 13).

(c)	Liquidity risk

With respect to liquidity risk, the Company's policy is to maintain cash and financial investments of, at least, an aggregate amount equivalent to the operational cash needs for the cash conversion cycle length plus debt service for a period of twelve months.

Cash available is invested in instruments that generally have immediate availability and the approved policies allow for a minor portion to be placed in instruments with maturity not exceeding 365 days.

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Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

All derivatives are over-the-counter derivatives and do not require to post margin deposits as collateral.

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Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

The table below presents Fibria's financial liabilities into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. Derivative financial liabilities are included in the table if their contractual maturities are essential for an understanding of the timing of the cash flows. The amounts disclosed in the table are the contractual undiscounted cash flows and as such they differ from the amounts presented in the consolidated balance sheet.

	Less than one year	Between one and two years	Between two and five years	Over five years

At December 31, 2011
Loans and financing	1,636,635	2,723,403	3,919,605	7,916,925
Derivative instruments	134,886	6,321	104,913	16,099
Trade and other payables	516,061	47,197	14,516	35,081

	2,287,582	2,776,921	4,039,034	7,968,105

At December 31, 2010
Loans and financing	881,738	2,678,201	3,792,031	11,359,318
Payable - Aracruz acquisition	1,482,023
Trade and other payables	582,787	21,409	14,516	39,840

	2,946,548	2,699,610	3,806,547	11,399,158

4.2.2	Capital risk management

Management monitors indebtedness on the basis of a consolidated indebtedness ratio. This ratio is calculated as net debt divided by net result adjusted by the financial result, taxes on income, depreciation, depletion and amortization and other items. Net debt represents total loans including amount payable for Aracruz acquisition, less cash and cash equivalents and marketable securities and the fair value of derivative financial instruments

On May 6, 2011, the Board of Directors has approved a new Indebtedness and Liquidity Management Policy, which aims to set guidelines for indebtedness and liquidity management, with the objective of regaining and maintaining, at all times, an investment grade level by S&P, Moody's and Fitch. Achieving investment grade is expected to allow Fibria to diversify its financing sources, to allow timely access to the capital markets, to lower financing costs, and as a result creating value to stakeholders. This policy reinforces Fibria's corporate governance and is part of its internal controls. This policy supplements the "Market Risk Management Policy" referred to above. The Governance, Risk and Compliance area has has the discretion to monitor and report, independently from the Treasury area, on the compliance with the requirements of the policy.

The objective of Fibria is to maintain, a Net Debt to EBITDA ratio within the range of 2.0x and 2.5x. Nevertheless, Fibria may reach a maximum leverage ratio of 3.5x depending on the point of the expansion cycle. At no time, Fibria shall take strategic and management decisions that may result in this ratio to exceed 3.5x. The Net Debt to EBITDA ratio shall be computed based on the last day of each quarter as the division of Net Debt at the measurement date by accumulated EBITDA during the preceding four quarters. In the event the ratios exceed the limits established by the policy due to external factors, all efforts shall be taken to bring them back to compliance.

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Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

The Company should maintain a minimum cash balance, as defined below, in order to minimize the risk that cash flow mismatches affect the ability of the Company to honour its commitments. The Minimum Cash Balance is defined as the sum of: (i) the minimum cash operational needs during the cash conversion cycle of the Company; plus (ii) the minimum cash need for debt service (principal and interest) during 12 months. In addition, the Company may seek additional liquidity, through revolving credit facilities, to meet the minimum cash balance required by rating agencies methodologies. Fibria's liquidity is mainly monitored through 12 months projected cash flows. Cash flow projections comprise stress tests considering exogenous market risk factors such as fluctuations in foreign exchange rates, interest rates and pulp prices, as well as endogenous factors.

Management of debt and liquidity should also consider the contractual financial covenants, contemplating a safety margin in order to avoid them being exceeded.

The Company will prioritize funding in the same currency of its cash generation, thus seeking a natural currency hedge for its cash flow. Instruments shall be compatible with the Company's desired debt profile. All sources of funds shall be approved by the bodies required by the current Bylaws, policies and internal procedures.

The Treasury is responsible for developing contingency plans, which will specify all necessary actions to address such potential non-compliance. The plan shall be submitted to the Finance Committee and monitored by all parties involved in this process.

The indebtedness ratios at December 31, 2011 and December 31, 2010 were as follows:

	Million of reais
	2011	2010

Loans and financing (Note 22)	11,324	10,581
Payable - Aracruz acquisition (Note 35)		1,441

Less - cash and cash equivalents (Note 9)	382	431
Less (plus) - derivative instruments (Note 11)	(214)	133
Less - marketable securities (Note 10)	1,678	1,641

Net debt	9,478	9,817

Adjusted index	1,981	2,749

Indebtedness ratio	4.8	3.6

The adjusted index is reconciled to net income before taxes as follows:

	Million of reais
	2011	2010

Income (loss) before income tax	(1,491)	616
Adjusted by
Financial results	1,869	364
Equity in losses of affiliate		7

Total of continuing operations	378	987

Discontinued operations (Note 36(a)(i))	365	113
Depreciation, amortization and depletion	1,839	1,617

40 of 103

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

	Million of reais
	2011	2010

EBITDA - Earnings before income taxes, depreciation, amortization and others	2,582	2,717
Gain on disposal of CONPACEL, KSR and Piracicaba (Nota 36(iii))	(533)
Impairment of recoverable ICMS (i)	59	111
Change in fair value of biological assets (Nota 18)(iii)	(146)	(92)
Other (ii)	19	13

Adjusted index	1,981	2,749

(i)	In addition to the loss of R$ 47 million disclosed in Note 14, additional R$ 12 million for impairment of ICMS credits sold, recorded under Other Assets.

(ii)	Includes non-recurring sale of property, plant and equipment and credits from the sale of investments.

(iii)	The change in fair value of consolidated biological assets for the year 2011 does not reconcile with amounts in Note 19, as result of the reclassification of biological assets of Losango Project as of assets held for sale.

The indebtedness ratio rose significantly from 3.6 in 2010 to 4.8 at December 2011, mainly due to the devaluation of the real at through the end of 2011. The average exchange rate for the last twelve months, reflected in EBITDA, was R$ 1.6737 while the exchange rate at the end of the year at December 31, 2011, reflected in the measurement of net debt, was R$ 1.8758. The increase in the indebtedness ratio reflects the time mismatching between the impact of devaluation of the real in the EBTIDA on one side and in the net debt on the other side.

Considering the cenario Fibria continues to focus on actios that include reduction of fixed costs and variable costs, selling expenses, Capex and improvements in working capital and has also focused on actions that may result in additional liquidity such as the sale of the forests of Losango and of other non-strategic assets.

5	Sensitivity Analysis

The analysis below presents the sensitivity analysis of the effects of changes in relevant risk factors to which the Company is exposed at the end of the period. Management believes that a reasonably possible scenario includes a appreciation of the real against the U.S. dollar and changes in the pulp price considering current market expectation and historical changes in prices of pulp.

The other risk factors were not considered to have a significant effect on the result of financial instruments.

Instruments denominated in foreign currency (U.S. dollars)	Scenario	Impact on income (expense)

Loans and financing	Appreciation of of 7.24% of the real against the U.S. dollar compared to the Ptax rate at December 31, 2011 - to R$ 1.7400 from R$ 1.8758	651,507
Cash, cash equivalents and marketable securities		(18,465)
Derivative instruments		237,132
Trade accounts receivable		(66,343)
Trade payables		2,583

Total of estimated impact		806,414

As shown above, a appreciation of the real against the U.S. dollar, considering the closing rate and the outstanding balance of financial instruments at December 31, 2011, would lead to a reduction in the liabilities recognized in the balance sheet and a corresponding a gain in income of approximately R$ 806,414.

41 of 103

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

Considering this projected scenario compared with the average exchange rate of R$ 1.6737 observed during the year ended December 31, 2011, net revenue would have increased by 3.7%, representing an approximate amount of R$ 218 million over a 12 month period considering the volume and sale prices of the year 2011.

Additionally, a variation of 8.5% in the list price of pulp, calculated based on the historical volatility of the pulp price listing (FOEXBHKP Index - Bloomberg source - last ten years), would lead to a change of approximately R$ 497,616 in net revenue over a 12 months period considering the volume and sale prices of the year 2011.

According to the CVM Decision no 550/08, the following table presents the change in the fair value of derivatives, loans and marketable securities, in two adverse scenarios, that could generate significant losses to the Company. The probable scenario was stressed considering an additional 25% and 50% with respect to the probable scenario of R$ 1.74:

	Impact of an appreciation of the real agains the U.S. dollar on the fair value
	Probable	Possible (25%)	Remote (50%)
	R$ 1.74	R$ 2.175	R$ 2.7188

Derivative instruments	237,132	(527,387)	(1,500,248)
Loans and financing	651,507	(1,435,862)	(4,045,561)
Marketable securities	(18,465)	40,683	114,624

Total impact	870,174	(1,922,566)	(5,431,185)

6	Fair Value Estimates

Financial instruments measured at fair value in the balance sheet are classified in the following levels based on the fair value hierarchy:

.	Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities.

.	Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

.	Level 3 - inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

All marketable securities are classified in Level 2 on the fair value hierarchy.

6.1	Fair value of loans and financing and payable for the acquisition of Aracruz

The fair value of loans and financings payable for the Aracruz acquisition, which are measured at amortized cost in the balance sheet, is estimated as follows: (a) bonds, for which fair value is based on the observed quoted price in the market (based on an average of closing prices provided by Bloomberg), and (b) for the other financial liabilities that do not have a secondary market, or for which the secondary market is not active, fair value is estimated by discounting the future contractual cash flows by current market interest rates,. The following table presents the fair value of loans and financing and payable for acquisition of Aracruz:

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Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

	Yield used to
	discount (*)	2011	2010

Quoted in the secondary market
In foreign currency
Bonds -VOTO IV		418,757	368,457
Bonds -VOTO III		126,676	108,325
Bonds -Fibria Overseas		4,852,233	3,399,471
Estimated based on discounted cash flow
In foreign currency
Export credits	LIBOR USD	3,057,792	5,043,154
Export credits (ACC/ACE)	DDI	618,796	66,343
FINIMP	LIBOR USD		4,627
Leasing	LIBOR USD	14,942	48,408
Export credits (Finnvera)	LIBOR USD	287,359	300,023
EIB Europe Inv. Bank	LIBOR USD	781	4,873
Others			20,449
In local currency
BNDES -TJLP	DI 1	1,444,994	1,371,045
Currency basket	DI 1	238,096	189,217
FINEP	DI 1	1,886	67,368
FINAME	DI 1	9,013
NCE in reais	DI 1	627,590	622,709
Accounts Payable -stocks acquisition	DI 1		1,448,440
Midwest Fund	DI 1	63,070	66,695

		11,761,985	13,129,604

6.2	Fair value measurement of derivative instruments

Derivative instruments are recorded at its fair value as detailed in Note 11. All derivative instruments are classified as Level 2 in the fair value hierarchy.

The Company estimates the fair value of its derivative instruments and acknowledges that it may differ from the amounts payable/receivable in the event of early settlement of the instrument. This difference results from factors such as liquidity, spreads or the interest of the counterparty in a early settlement, among others. The amounts estimated by management are also compared with the mark to market (MtM) provided as reference by the banks (counterparties) and with the estimates performed by a independent financial advisor.

Management believes that the fair value estimated for those instruments following the methods described below, reliably reflect fair values.

The methods used for the measurement of the fair value of the derivatives used by the Company consider methodologies commonly used in the market and which are based on widely tested theoretical bases.

43 of 103

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

The methodologies used to estimate the MtM and to record the financial instruments is defined in a manual developed by the Company's risk and compliance management area.

44 of 103

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

A summary of the methodologies used for purposes of determining fair value by type of instrument is presented below.

Non-deliverable forwards - a projection of the future exchange rate is made, using the exchange coupon and the fixed yield curve in reais at each maturity date. The difference between the rate obtained through this method and the contractual rate is determined. This difference is multiplied by the notional value of each contract and discounted to present value using the fixed yields in reais.

Swap contracts - the present value of both the asset and liability legs are estimated through the discount of forecasted cash flows using the market interest rate for the currency in which the swap is denominated. The contract fair value is the difference between the asset and liability.

Options - the fair value was calculated based on the Garman Kohlhagen model. Volatility information and interest rates are obtained from BM&FBOVESPA to calculate the fair values.

The yield curves used to calculate the fair value in December 31, 2011 are as follows:

Interest rate curves
Brazil		United States		Dollar coupon
Vertex	Rate (p.a.)	Vertex	Rate (p.a. )	Vertex	Rate (p.a.)

1M	10.69	1M	0.3	1M	0.53
6M	10.15	6M	0.62	6M	2.31
1A	10.04	1A	0.69	1A	2.69
2A	10.48	2A	0.74	2A	3.05
3A	10.75	3A	0.85	3A	3.52
5A	10.98	5A	1.28	5A	4.16
10A	11.22	10A	2.12	10A	5.45

7	Financial Instruments by Category

The Company's financial instruments by category are presented below:

	2011	2010

Assets as per balance sheet
Cash and cash equivalents and loans and receivables
Cash and cash equivalents (Note 9)	381,915	431,463
Trade accounts receivable (Note 12)	945,362	1,138,176
Other	203,122	260,933

	1,530,399	1,830,572

At fair value trough profit and loss
Derivative instruments (Note 11)		132,972
Marketable securities (Note 10)	1,677,926	1,640,935

	1,677,926	1,773,907

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Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

	2011	2010

Liabilities
Other financial liabilities -at amortized cost
Loans and financing (Note 22)	11,324,417	10,581,457
Payable - Aracruz acquisition (Note 35)		1,440,676
Trade and other payables	668,568	736,407

	11,992,985	12,758,540

At fair value
Derivative instruments (Note 11)	213,887

8	Credit Quality of Financial Assets

The credit quality of financial assets can be assessed by reference to external credit ratings (when available) or to historical information about counterparty default rates, analysis of its financial position and information about negative credit events. With respect to credit quality of counterparties that are financial institutions (such as amounts recorded in cash and cash equivalents, marketable securities and derivative instruments) the Company considers the lowest rating of the counterparty as rated by the three main international agencies (Moody's, Fitch and Standard & Poors) in accordance with the internal policy of market risk management:

	2011	2010

Trade accounts receivables
Counterparties with external credit rating (S&P - Standard Poor's and D&B - Dun & Bradstreet)
S&P - AA-	158,628	111,476
S&P -A	149,735	170,821
S&P -BBB	21,523	42,429
S&P -BB	27,347	83,109
D&B -2	40,220	16,521

Counterparties without external credit rating
A - Low risk	128,819	194,384
B - Average risk	287,195	335,336
C - Average/high risk	131,985	184,100
D - High bankruptcy risk	76,212	56,114

Total trade accounts receivables	1,021,574	1,194,290

Cash and cash equivalents and marketable securities
brAAA	1,578,282	1,535,070
brAA+	274,015	378,439
brAA	57,006

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Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

	2011	2010

brAA- (iii)	119,096	45,719
A (iii)	24,266	61,649
A-(iii)		23,342
Other (i)	7,176	28,179

Total cash and cash equivalents and marketable securities
(Notes 10 and 11)	2,059,841	2,072,398

Derivative instruments (ii)
brAAA		68,986
brAA+		52,094
AA-		5,870
A+		5,764
A		258

Total derivative instruments (Note 10)		132,972

(i)	Includes counterparties without external credit rating by none of the three main rating agencies.

(ii)	At December 31, 2011 derivative financial instruments presented a liability position and as such no credit risk analysis is presented.

(iii)	Transaction approved by the Finance Committee.

The risk rating of the main financial institutions to which we are exposed is presented below:

Rating used
	for credit	Rating
Counterpart	risk analysis	agency

Banco ABC Brasil S.A.	AA-.br	Fitch
Banco Alfa de Investimento S.A.	AA-.br	Fitch
Banco Bradesco S.A.	AAA.br	S&P
Banco BTG Pactual S.A.	AA.br	Fitch
Banco do Brasil S.A.	AAA.br	Moody’s
Banco Itaú BBA	AAA.br	Fitch
Banco Safra S.A.	AA+.br	Fitch
Banco Santander Brasil S.A./Brazil	AAA.br	Moody’s
Banco Standard de Investimento	AAA.br	Fitch
Banco Volkswagen S.A.	AAA.br	S&P
Banco Votorantim S.A.	AA+.br	Fitch
BES Brasil	AA-.br	Moody's
BNP Paribas Brasil	AAA.br	S&P
Caixa Economica Federal	AAA.br	Fitch
Citibank Brasil	AAA.br	S&P
Deutsche Bank S.A. - Banco Alemão	AAA.br	Fitch
HSBC Brasil	AAA.br	Moody's

47 of 103

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

Rating used
	for credit	Rating
Counterpart	risk analysis	agency

Bank of America Corp	BBB+	Moody's
Bank of Austria	A	Fitch
Barclays PLC	A	Fitch
Credit Suisse AG	A	Fitch
Goldman Sachs Group Inc/The	A-	S&P
JPMorgan Chase Bank NA	A+	S&P
Morgan Stanley	A-	S&P
Standard Chartered PLC	A	Moody's
UBS AG	A	Fitch
WestLB AG	BBB	S&P

The internal risk rating regarding customers is as follows:

.     A - Low risk - customer with highly solid financial position, with no market restrictions and with no historical default experience, with a long time of relationship, or covered by credit insurance.

.     B - Average risk - customer with solid financial position, with no market restrictions and with no default history.

.     C - Average/high risk - customer with reasonable financial position, with moderate market restrictions and low default history.

.     D - High bankruptcy risk - customer with weak financial position, with moderate through high market restrictions and unsatisfactory default history with the Company.

None of the financial assets that are fully performing has been renegotiated in the last year. None of the loans to related parties is past due or impaired.

9	Cash and Cash Equivalents

	Average
	yield - %	2011	2010

Cash and banks		62,989	77,506
Foreign currency
Fixed-term deposits	0.29	318,926	353,957

Cash and cash equivalents		381,915	431,463

CDB are highly liquid, are readily convertible into a known amount of cash and subject to an immaterial risk of change in fair value if early redemption is requested.

48 of 103

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

10	Marketable Securities

Marketable securities include financial assets classified as held for trading as follows:

	2011	2010

Government securities including under reverse repurchase agreements
LFT	208,688	484,548
LTN Over	78,488	142,504
Other	75,823

Private securities including securities under reverse repurchase agreements
Reverse repurchase agreements	849,880	835,743
CDB	231,553	60,293
CDB Box	233,494	45,808
RDB -Fixed interest rate		72,039

Marketable securities	1,677,926	1,640,935

Private securities mainly correspond to short-term investments in CDB and reverse repurchase agreements for CDBs, which accrue interest based on the Interbank Deposit Certificate (CDI) rate. Government securities correspond to National Treasury Bill and Notes issued by the Government of Brazil. The average remuneration of marketable securities for the year 2001 approximates 102.47% (101.5 of the CDI in 2010) of the CDI rate.

The CDB Box operations, are interest-bearing instruments with interest based on the CDI rate, not exposing the Company to foreign exchange risk.

11	Derivative Instruments

The following tables present the derivatives, segregated by type of derivative, presenting for swaps the asset leg and the liability leg of the contracts, by hedge strategy adopted by the Company, and also the schedule of maturities based on its contractual maturities.

(a)	Breakdown by type of derivative

	Reference value (notional) - in currency of origin		Fair value
Type of derivative	2011	2010	2011	2010

NDF (US$)	921,900	737,131	(134,206)	90,790
Swap JPY x US$ (JPY)	4,754,615	4,754,615	27,804	17,201
Swap DI x US$ (US$)	233,550	246,612	11,373	39,886
Swap LIBOR x Fixed (US$)	227,891	317,371	(10,655)	(14,905)
Swap TJLP x US$ (US$)	416,478		(92,165)
Swap Pre x US$ (US$)	41,725		(9,084)
Zero cost dollar	162,000		(6,954)

			(213,887)	132,972

Presented on Current assets(liabilities)			(128,520)	80,502

Non current assets(liabilities)			(85,367)	52,470

49 of 103

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

(b)	Breakdown by type of derivative and also asset and liability leg for swaps

	Reference value (notional) - in currency of origin		Fair value
Type of derivative	2011	2010	2011	2010

Future contracts
Cash flow hedge (US$)	921,900	737,131	(134,206)	90,790

Swap contracts
Asset leg
JPY fixed rate (JPY to USD)	4,754,615	4,754,615	136,077	112,182
USD LIBOR (LIBOR to fixed)	227,891	317,000	427,843	509,000
BRL fixed rate (BRL to USD)	399,370	422,000	514,257	485,000
BRL TJLP (BRL to USD)	679,784		611,091
BRL Pre (BRL to USD)	66,468		64,391
Liability leg
USD fixed rate (JPY to USD)	45,000	45,000	(108,273)	(95,000)
USD fixed rate (LIBOR to fixed)	227,891	317,000	(438,498)	(524,000)
USD fixed rate (BRL to USD)	233,550	247,000	(502,884)	(445,000)
USD fixed rate (BRL TJLP to USD)	416,478		(703,256)
USD fixed rate (BRL to USD)	41,725		(73,475)

Total swap contracts			(72,727)	42,182

Options
Zero cost dollar	162,000		(6,954)

			(213,887)	132,972

(c)	Fair value and already settled amounts broken down by hedge strategy

	Fair value		Value paid or received
Type of derivative	2011	2010	2011	2010

Exchange rate hedge
Cash flow hedge of exports	(141,160)	90,790	110,486	44,994
Hedge of debt	(62,072)	57,087	30,057	(10,970)
Hedge of receivable from sale of investments			(61,045)
Interest rate hedge
Hedge of debt	(10,655)	(14,905)	(9,516)	(9,590)

	(213,887)	132,972	69,982	24,434

50 of 103

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

(d)	Fair value broken down by maturity date

The following tables present information about derivative financial instruments grouped by maturity bucket and counterparty.

The following table presents the fair values by month of maturity:

	2011
	2012	2013	2014	2015	2016	2017	2018	Total

January	(23,146)	(447)	25,680	(3,000)	(2,820)	(2,483)		(6,216)
February	(16,878)	(540)	(2,049)	(2,966)	(2,879)	(2,475)		(27,787)
March	(11,919)	1,045	(1,874)	(2,951)	(2,980)	(2,415)	86	(21,008)
April	(17,225)	(355)	(2,756)	(3,228)	(2,933)	(2,764)		(29,261)
May	(13,148)	(565)	(2,571)	(3,262)	(2,932)	(2,782)		(25,260)
June	(1,991)	1,414	(2,208)	(3,055)	(2,908)	(2,675)	104	(11,319)
July	(18,880)	(1,520)	(2,796)	(2,658)	(2,548)	(1,289)		(29,691)
August	(18,824)	(1,396)	(2,662)	(2,695)	(2,539)	(1,286)		(29,402)
September	(668)	(48)	(2,461)	(3,018)	(2,290)	2,973	8,745	3,233
October	(6,905)	(1,519)	(2,908)	(2,897)	(2,499)	(1,281)		(18,009)
November	(420)	(1,289)	(2,854)	(2,926)	(2,476)	(1,288)		(11,253)
December	1,484	(240)	(2,736)	(2,769)	(2,431)	(1,222)		(7,914)

	(128,520)	(5,460)	(2,195)	(35,425)	(32,235)	(18,987)	8,935	(213,887)

	2010
							2017 and
	2011	2012	2013	2014	2015	2016	2018	Total

January	17,071	(716)	(260)	21,745				37,840
February	12,426	(1,034)	(229)	18				11,181
March	14,611	116	88	140	232	293	519	15,999
April	13,161	(1,510)	(189)	(16)				11,446
May	4,804	(747)	(109)					3,948
June	5,781	104	(781)	169	249	314	557	6,393
July	4,879	(462)	(123)	(5)				4,289
August	2,870	(583)	(32)					2,255
September	2,500	96	114	189	2.262	2,992	29.471	37,624
October	1,341	(362)	(72)					907
November	455	(1,277)	10					(812)
December	703	88	125	214	274	310	188	1,902

	80,602	(6,287)	(1,458)	22,454	3,017	3,909	30,735	132,972

Additionally, we present a table breaking down the notional and fair value of by counterparty:

	2011		2010
	Notional		Notional
	in USD	Fair Value	in USD	Fair Value

Citibank S.A.	(240,376)	(6,695)	(235,675)	(11,982)
Banco Itaú BBA S.A.	(382,225)	(49,975)	(313,576)	(70,343)
Banco Safra S.A.	(233,550)	11,372	(236,731)	810
Banco Santander (Brasil) S.A.	(255,556)	(57,139)	(262,508)	(61,369)
Bank of America Merrill Lynch	(96,400)	(20,041)	(167,400)	(34,439)
BES Investimento do Brasil S.A.	(10,000)	(1,772)	(10,000)	(2,160)
Deutsche Bank S.A.	(37,500)	(3,699)	(69,000)	(9,276)
Goldman Sachs do Brasil	(186,850)	(17,507)	(244,000)	(32,626)
HSBC Bank Brasil S.A.	(135,046)	(22,460)	(139,446)	(26,063)

51 of 103

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

	2011		2010
	Notional		Notional
	in USD	Fair Value	in USD	Fair Value

Morgan Stanley & CO.	(229,042)	(22,415)	(242,324)	(31,203)
Banco Standard de Investimentos	(14,500)	(1,791)	(89,600)	(10,541)
Standard Chartered Bank	(57,500)	(8,285)	(114,000)	(17,734)
Banco Barclays S.A.	(124,500)	(10,959)	(114,500)	(24,950)
Banco WestLB do Brasil	(45,500)	(2,521)

	(2,048,545)	(213,887)	(2,238,760)	(331,876)

Fair value does not necessarily represents the cash required to immediately settle each contract, as such disbursement will only be made on the date of maturity of each transaction, when the final settlement amount will be determined. The outstanding contracts at December 31, 2011 are not subject to margin calls or anticipated liquidation clauses resulting from mark-to-market variations. All operations are over-the-counter and registered at CETIP (a clearing house).

Follows a description of the types of contracts and of the risks being hedged.

(i)	Non-Deliverable Forwards (NDF)

The Company entered into U.S. dollar forwards in order to hedge part of its future export revenue, which is considered highly probably to occur against a devaluation of the real against the U.S. dollar.

(ii)	LIBOR versus fixed rate swap

The Company has conventional swaps of quarterly LIBOR versus fixed rates with the objective of hedging debt carrying interest based on LIBOR against any increase in LIBOR.

(iii)	Japanese yen versus U.S. dollar swap

The Company has conventional swaps of Japanese yen versus the U.S. dollar with the objective of hedging exposure to currency fluctuations on a bond that was issued in yen. The swaps are matched to debt with respect to underlying amounts, maturity dates and cash flows.

(iv)	DI versus U.S. dollar swap

The Company has conventional swaps of Interbank Deposit ("DI") versus the U.S. dollar with the objective of transforming debt in reais, linked to DI into a debt in U.S. dollars with fixed interest. The swaps are matched to debt with respect to underlying amounts, maturity dates and cash flows.

(v)	TJLP versus U.S. dollar swap

The Company has plain-vanilla swaps of long term interest rate ("TJLP") versus the U.S. dollar with the objective of transforming debt in reais with interest based on TJLP, to debt in U.S. dollars with fixed interest. The swaps are matched to the related debt with respect to underlying amounts, maturity dates and cash flows.

(vi)	Zero cost collar

The Company entered into a zero cost collar (a purchase option (put) to purchase dollars and dollar sale option (call) to sell dollars) with no leverage. The difference between the strike price of the put (floor) and of the call (ceiling) result in a floor and cap of the dollar exchange rate, thereby forming a "Collar".

52 of 103

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

(vii)	Pre Swap versus U.S. dollar swap

The Company has plain-vanilla swaps to transform fixed interest debt in reais to a debt in U.S. dollar with fixed rate. The swaps are matched to debt with respect to underlying amounts, maturity dates and cash flows.

(viii)	Hedge of receivable from the sale of investments

The Company entered into U.S. dollar forwards in order to hedge its future cash inflow, in reais, from the collection of the amount in U.S. dollar, regarding the sale of the Piracicaba CGU. The notional amount is equivalent to the sale price of US$ 313 million and was contracted with an exchange rate of 1.6181 resulting in an equivalent amount in Reais of R$ 506,455. The operation was settled on September 29, 2011.

12	Trade Accounts Receivable

	2011	2010

Domestic customers	105,183	251,374
Export customers
Others	916,391	942,916

	1,021,574	1,194,290

Allowance for doubtful accounts	(76,212)	(56,114)

	945,362	1,138,176

Receivables amounting to R$ 306,787 as of December 31, 2011 have been transferred without retaining any significant risk or control and as a result they were derecognized. A combination of factors related to the volume of sales volume, the average selling price of pulp and the average maturity of the receivable has also contributed to the reduction in this balance.

The following table presents a breakdown of trade receivables by maturity:

	2011	2010

Maturing
Up to two months	511,079	673,409
Two to six months	306,411	290,486
Six to twelve months	16	15
Over one year		195

Matured
Up to two months	125,363	112,030
Two to six months	330	28,913
Six to twelve months	609	15,712
Over one year	1,554	17,416

	945,362	1,138,176

53 of 103

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

At December 31, 2011, trade accounts receivable of R$ 127,856 (December 31, 2010 - R$ 174,071) were past due but not impaired. Management has a process to manage collections and does not expect to have losses on those receivables. The receivables are related to several unrelated customers for whom there is no recent history of default.

At December 31, 2011, trade accounts receivable of R$ 76,212 (December 31, 2010 - R$ 56,114) were impaired and included in the allowance for doubtful accounts. The individually impaired trade accounts receivable mainly relate to customers under judicial collection with a low probability of recovery.

Changes in the allowance for doubtful accounts are as follows:

	2011	2010	2009

At January 1	(56,114)	(39,738)	(14,252)
Provision	(22,237)	(27,047)	(21,951)
Trade accounts receivable written off during the year as uncollectible	2,139	8,595	3,332
Exchange effect		270	2,146
Reclassification to assets held for sale		1,806
Acquisition of Aracruz			(9,013)

At December 31	(76,212)	(56,114)	(39,738)

 The maximum exposure to credit risk at the reporting date is the book value of each class of receivable mentioned above.

Fibria's trade accounts receivable are denominated in the following currencies:

	2011	2010

Real	29,632	174,254
U.S. dollar	914,048	940,525
Euro	1,682	23,397

	945,362	1,138,176

13	Inventories

	2011	2010

Finished goods
At plant/warehouses	135,110	165,534
Outside Brazil	518,305	435,456
Work in process	31,141	30,688
Raw materials	360,473	260,187
Supplies	129,298	101,572
Imports in transit	2,140	14,422
Advances to suppliers	2,240	5,982

	1,178,707	1,013,841

54 of 103

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

14	Recoverable Taxes

	2011	2010

Withholding tax and prepaid income tax (IRPJ) and social contribution (CSLL)	208,993	251,688
Value-added Tax on Sales and Services (ICMS) on purchases of property, plant and equipment	19,520	25,433
Recoverable ICMS and Excise Tax (IPI)	614,274	557,457
Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) Recoverable	669,805	520,339
Provision for impairment on ICMS credits	(507,573)	(481,527)
Other

	1,005,019	873,390

Non-current	677,232	590,967

Current	327,787	282,423

In the year ended December 31, 2010, the Company accumulated PIS and COFINS credits on the purchase of certain property, plant and equipment assets, in the Três Lagoas, Jacareí and Piracicaba plants, amounting to R$ 309,058 and in the Três Lagos plant and amounting to R$ 47,272 in Jacareí and Piracicaba, which, for accounting purposes, were recorded at the present value of R$ 232,399 and R$ 37,216 respectively, under property, plant and equipment.

Fibria has been accumulating ICMS credits in the States of Espírito Santo, Mato Grosso do Sul and São Paulo since its activities are mostly directed to the exports market. Company management revised the perspectives for the realization of such credits and established an impairment: (i) for the full amount in the case of the Mato Grosso do Sul unit due to the low probability of realization ;(ii) a a partial provision for the Espírito Santo unit equivalent to 50% of the total amount; and (iii) a partial provision equivalent to approximately 10% of the balance for the unit in the State of São Paulo. When a partial provision was recorded management has already implanted actions to recover the taxes and they are being recovered through the operations in each of the states.

Based on the budget approved by the Company's management, substantially all the tax credits are expected to be realized by the end of 2016.

	Amount	Percentage

In the next 12 months	327,787	37
In 2013	146,257	16
In 2014	142,676	16
In 2015	118,515	13
In 2016	153,322	18

	888,557	100

PIS and COFINS related to property, plant and equipment (*)	116,462

	1,005,019

(*)	These credit were not included in the schedule above, since they will be realized over the useful lives of the property, plant and equipment.

Changes in the provision for impairment of the Company's recoverable taxes are as follows:

55 of 103

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

	2011	2010	2009

At January 1	(481,527)	(406,265)	(44,439)
Acquisition of Aracruz			(315,394)
Provision for impairment	(46,941)	(95,262)	(46,432)
Reversal	20,895	20,000

At December 31	(507,573)	(481,527)	(406,265)

The provision and reversal of the provision for impaired ICMS credits were recorded in the statement of operations under "Cost of sales". Amounts charged to the provision account are generally written off when there is no expectation of recovering additional amounts.

15	Taxes on Income

The Company and the subsidiaries based in Brazil are taxed based on its net income/loss for accounting purpose then adjusted for tax purposes. The subsidiaries outside Brazil use methods established by the respective local regulations. Income taxes have been calculated and recorded considering the applicable statutory tax rates enacted at the date of the financial statements.

(a)	Deferred taxes

Deferred income tax and social contribution tax assets arise from tax losses and temporary differences related to (a) the effect of foreign exchange gains/losses (tax calculated on a cash basis for loans); (b) adjustment to fair value of derivative instruments; (c) non-deductible provisions; and (d) temporary differences arising from the adoption of IFRS .

	2011	2010

Assets
Tax losses	521,693	689,616
Provision for contingencies	30,506	102,212
Sundry provisions (impairment, operational and other)	383,395	351,253
Losses on derivative contracts recognized for tax purposes on a cash basis	72,537
Exchange variation -taxed on a cash basis	73,412
Tax amortization of goodwill	110,936	188,944
Provision for losses of foreign deferred tax assets (*)	(200,711)

Total (non-current)	991,768	1,332,025

Liabilities
Tax depreciation	14,986	15,004
Exchange variation -taxed on a cash basis		465,657
Reforestation costs already deducted for tax purposes	284,020	194,945
Fair value of biological assets	214,952	297,273
Effect of business combination - acquisition of Aracruz	45,212	63,093
Gains on derivative contracts recognized for tax purposes on a cash basis		45,173
Tax benefit on goodwill not amortized for tax purposes	178,917	137,012
Other provisions	1,791	4,203

Total (non-current)	739,878	1,222,360

(*) Recognition of lossin the current year as detailed in item (e) below.

56 of 103

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

Credits related to tax losses and temporary differences are expected to be realized in accordance with the following schedule:

	Amount	Percentage

In the next 12 months	174,389	18
In 2013	109,961	11
In 2014	93,197	9
In 2015	100,196	10
In 2016	112,297	11
Between 2017 to 2018	167,341	17
Between 2019 to 2021	234,387	24

	991,768	100

During the next 12 months, the Company expects to realize R$ 82,661 related to deferred tax liabilities.

Changes in the net balance of deferred income tax are as follows:

	2011	2010	2009

At January 1	109,665	308,124	573,617
Acquisitoin of Aracruz			779,469
Tax loss and negative basis	(180,634)	(78,902)	39,305
Provision for impairment of foreign deferred tax assets	(200,711)
Temporary differences regarding operational provisions	(66,241)	(3,913)	(13,831)
Derivative financial instruments tax on a cash basis	117,709	(43,862)	(125,069)
Amortization of goodwill	(78,114)	(7,527)	130,766
Reforestation costs	(89,056)	(27,364)	(18,776)
Exchange gains/losses taxed on a cash basis	539,069	(36,119)	(828,397)
Fair value of biological assets	82,321	(13,630)	(152,629)
Other	17,882	12,858	(76,331)

At December 31	251,890	109,665	308,124

Deferred tax assets	991,768	1,332,025	1,283,544

Deferred tax liabilities	(739,878)	(1,222,360)	(975,420)

(b)	Reconciliation of income tax and social contribution benefit (expense)

	2011	2010	2009

Income (loss) before income tax and social contribution	(1,491,012)	615,939	3,323,564

Income tax and social contribution at statutory nominal rate - 34%	506,944	(209,419)	(1,130,012)

Reconciliation to effective expense

Non-taxable equity in earnings (losses)	(141)	(2,492)	(385)

57 of 103

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

	2011	2010	2009

Reversal of social contribution tax on export profits (i)		82,922
Provision for impairment of foreign deferred tax credits assets (ii)	(200,711)

Difference in tax rates of foreign subsidiaries	111,086	180,699	7,177
Effect of tax benefit on Conpacel goodwill		(23,777)	23,777
Present value adjustment - Aracruz acquisition	(13,156)	(97,247)	(161,343)
Gain on remeasurement of initial Aracruz investment			469,072
Other, mainly non deductible provisions	(21,779)	(17,983)	(35,475)

Income tax and social contribution benefit (expense) for the year	382,243	(87,297)	(827,189)

Effective rate - %	25.6	14.2	24.9

(i)	Effect of Social Contribution exemption on export revenues in 2003.
(ii)	See item (e) below.

(c)	Transitional Tax System ("RTT")

For purposes of determining taxable income for purposes of income tax and social contribution on net income for 2011, 2010 and 2009, the Company in Brazil elected to adopt the provisions of the RTT, in which it is allowed to annul the accounting effects of Law 11638/07 and Provisional Measure (MP) 449/08, converted into Law 11941/09, and control reconciling items in the Taxable Income Assessment Book (LALUR) or auxiliary records, without affecting the statutory accounting records.

(d)	Income tax on business combinations

The company has taxable temporary differences associated with negative goodwill in the asset exchange with International Paper, whose deferred tax liabilities, in the amount of $ 605,540, was not recognized, since all aspects of realization of the gain are under the control of management, which does not have plans for realizing such gain.

The balance of tax goodwill based on expectations of future profitability, for tax purposes, recognized in acquisition of Aracruz which is amortized for tax purposes is R$ 1,885,647, representing a tax benefit for income tax and social contribution of R$638,635, to be recognized over 86 months.

(e)	Recoverability of tax losses

As mentioned in Note 1(g), the subsidiary Fibria Trading International Kft has tax losses amounting to US$ 123,985 thousand, equivalent to R$ 232,572 as of December 31, 2011, for which realization is not probable as result of the decision to transfer its current operations to other country subject to certain conditions. Management performed a recoverability analysis based on the estimated taxable income through December 2013.

As a result , the Company recorded a loss for a substantial portion of the previously recognized deferred tax assets amounting to US$ 107,000 thousand, equivalent to $ 200,711 in December 2011 which has been recorded as an expense within "Income tax and social contribution -Deferred" in the statement of operations.

58 of 103

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

16	Significant Transactions and Balances with Related Parties

(a)	Related parties

The Company is governed by a Shareholders Agreement entered into between Votorantim Industrial S.A. ("VID"), which holds 29.34% of its shares, and BNDES Participações S.A. ("BNDESPAR"), which holds 30.42% of the shares (together the "Controlling shareholders"). The Company's commercial and financial transactions with its subsidiaries, associates, companies of the Votorantim Group and other related parties are carried out at normal market prices and conditions, based on usual terms and rates applicable to third parties. Balances and transactions with related parties are as follows:

	Balances receivable (payable)
	Nature	2011	2010
Transactions with controlling shareholders
Votorantim Industrial S.A.	Rendering of services	(63)	(283)
BNDES	Financing	1,773,842	(1,754,267)

		(1,773,905)	(1,754,550)
Transactions with joint ventures
Asapir Produção Florestal e
Comércio Ltda.	Wood supplier		(12,869)

Transactions with Votorantim Group companies
VOTO III	Eurobond	(117,768)	(99,230)
Votener - Votorantim Comercializadora de Energia	Energy supplier	(388)	(20)
Banco Votorantim S.A.	Financial investments	176,156	194,767
Companhia Nitro Química Brasileira	Chemical products supplier	(717)	(590)
Anfreixo S.A.	Material supplier	(298)	(400)
Votorantim Metais	Leasing of lands	(214)	(238)
Votorantim Cimentos S.A.	Leasing of lands	(87)	(248)
Companhia Brasileira de Alumínio (CBA)	Leasing of lands	(33)	(31)

		56,651	94,010

Net		(1,717,254)	(1,673,409)

Presented in the following lines:
In assets
Marketable securities		176,156	194,767
Related parties - Non-current		11,233	5,307
In liabilities
Loans and financing		(1,891,610)	(1,853,587)
Other		(13,033)	(19,896)

		(1,717,254)	(1,673,409)

59 of 103

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

	Revenues (expenses)
	Nature	2011	2010	2009
Transactions with controlling shareholders
Votorantim Industrial S.A.	Rendering of services	(10,418)	(10,275)	(20,361)
Banco Nacional de Desenvolvimento Econômico e Social (BNDES)	Financing	(170,213)	(131,112)	(29,129)

		(180,631)	(141,387)	(49,490)
Transactions with Votorantim Group companies
VOTO III	Eurobond	(22,524)	(12,108)	28,823
Votener - Votorantim Comercializadora de Energia	Energy supplier	(31,267)	(25,898)	34,902
Banco Votorantim S.A.	Investments	20,780	20,530	12,501
Banco Votorantim S.A.	Derivative financial instruments			17,689
Companhia Nitro Química Brasileira	Chemical products supplier	(8,116)	(8,404)	(6,529)
Anfreixo S.A.	Material supplier	(6,498)	(7,832)	(6,064)
Indústria de Papel de Pedras Brancas	Wood supplier		(39)	(2,428)
Votorantim Cimentos S.A.	Leasing of lands	(1,113)	(1,550)	(274)
Votorantim Metais Ltda.	Chemical products supplier	(8,929)	(4,523)	(7,043)
Votorantim Metais Ltda.	Leasing of lands	(7,067)	(7,051)
Companhia Brasileira de Distribuição (CBA)	Leasing of lands	(401)	(410)	(405)

		(20,087)	(47,285)	1,379

Comments on the main transactions and

contracts with related parties

The following is a summary of the nature and conditions of the transactions with the related parties:

.	Controlling shareholders

The Company has a contract with VID related to services provided by the Votorantim Shared Service Center, which provides outsourcing of operational services relating to administrative activities, personnel department, back office, accounting, taxes and the information technology infrastructure shared by the companies of the Votorantim Group. The contract provides for an overall remuneration of R$ 9,585 and has a one-year term, with annual renewal upon formal confirmation by the parties.

Additionally, VID provide various services related to technical advice, trainings, including management improvement programs. These services are also provided to the entire Votorantim Group and the Company reimburses VID for the charges related to the services used.

The Company has financing contracts with BNDES, the majority shareholder of BNDESPAR, for the purpose of financing investments in infrastructure and the acquisition of equipment and machines, as well as the expansion and modernization of its plants (Note 22(e)).

Management believes that these transactions were contracted at terms equivalent to those which prevail in transactions with independent parties, based on technical studies performed when these contracts were executed.

60 of 103

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

.	Subsidiaries, joint ventures and associates

The Company shares its administrative structure with its wholly-owned subsidiary subsidiary Fibria-MS, and allocates these administrative expenses to the subsidiary at cost without any profit margin. These receivables have an average maturity of 90 days. The other operating subsidiaries have their own management and no apportionment of expenses is necessary. In June, 2010, there was a one-off purchase of intercompany receivables from this subsidiary in the amount of R$ 241,214 relating to export shipments. The maturity of the resulting payable is December 2012 and carry interest of 1% per year.

Port services for shipping production of the Aracruz plant are contracted from Portocel - Terminal Especializado Barra do Riacho. Portocel is controlled by the Company and Cenibra - Celulose Nipo-Brasileir has the remaining 49% interest in Portocel. The prices and conditions are identical for both shareholders.

The Company has an account receivable related to the sale of pulp to its wholly-owned subsidiary Fibria Trading International KFT., which is responsible for the management, sale, operation, logistics, control and accounting of products in Europe, Asia and North America. The pulp selling prices and payment terms for this subsidiary follow the strategic and finance plan of the Company and observe the transfer price limits under tax regulations. In addition, the Company contracted intercompany export pre-payments with this subsidiary, at the rate of quarterly LIBOR plus an average spread of 3.8% p.a., with quarterly payment of principal and interest and final maturity in 2017.

On June 24, 2005, the Company entered a loan contract with VOTO IV, a jointly-controlled entity, which raised US$ 200,000 thousand, at 8.5% p.a.

On July 27, 2005, the Company entered into a loan contract with the jointly-controlled entity Asapir Produção Florestal e Comércio Ltda., for the purpose of purchasing 571thousand m3 of debarked wood, for R$ 14,000, maturing in seven and a half years. This agreement will be settled with wood. This contract was fully settled in December 2011.

.	Votorantim Group companies

On January 16, 2004, the Company executed a loan contract with a wholly-owned subsidiary of VPAR, VOTO III, for US$ 45,000 thousand, at 4.25% p.a.

The Company has a contract to purchase energy from Votener -Votorantim Comercializadora de Energia Ltda. to supply its Jacareí plant. The total amount contracted is R$ 15,000, guaranteeing 115,704 megawatt-hours, and the agreement has a five year period expiring on December 31, 2014. Should either party request a rescission of the contract, that party is required to pay 50% of the remaining amount of the agreement.

The Company maintains investments in CDB and securities purchased under agreement to resell issued by Banco Votorantim S.A., with average remuneration of 104% of the CDI, maturating through March 2013. The Company's cash management policy is intended to provide efficiency in investment returns and to guarantee liquidity, based on market practices and following the cash management policies. The shareholders agreement limits the intercompany investments to R$ 200 million.

61 of 103

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

On January 1, 2009, the Company entered into a contract to purchase sulfuric acid from Votorantim Metais, in the approximated amount of R$ 15,700, for the supply of 36,000 metric tons of acid for three years through December 31, 2013. In the case of contract termination, no penalties are due, other than the settlement of outstanding invoices.

On April 22, 2008, the Company entered into a contract for the supply of electrical, fastening and sealing materials, protective equipment and others with Anfreixo S.A. guaranteeing the supply of these items until December 2012. This contract does not establish minimum quantities to be supplied. In addition, services were contracted to maintain inventory operational records until January 2, 2013 for R$ 1,700. In the case of contract rescission, no penalties are due by either party, other than the settlement of outstanding invoices.

The Company has land leasing agreements, for approximately 22,400 hectares, with Votorantim Metais Ltda., which mature in 2019, totaling of R$ 76,496.

The Company has land leasing agreements, for approximately 2,060 hectares, with Companhia Brasileira de Alumínio - CBA, which mature in 2023, totaling of R$ 4,062.

In the years ended December 31, 2011, 2010 and 2009, no provision for impairment was recognized on assets involving related parties.

(b)	Remuneration of officers and directors

The total annual amount authorized by the Annual General Meeting on April 28, 2011 for the remuneration of Board of Executive Officers, Board of Directors, Fiscal Council, Audit, Risk, Compensation and Sustainability Committees for 2011 was R$ 37,491 . The remuneration expenses, including all benefits, are summarized as follows:

	2011	2010	2009

Short-term benefits to officers and directors	21,624	21,277	23,087
Rescission of contract benefits	8,224	4,788	2,016
Benefit program - Phantom Stock Options (Note 28)		366

	29,848	26,431	25,103

Short-term benefits include fixed compensation (salaries and fees, vacation pay and 13th month salary), social charges and contributions to the National Institute of Social Security (INSS), the Government Severance Indemnity Fund for Employees (FGTS) and the variable compensation program. In the third quarter of 2010, the Company approved a benefit program based on the rights based on the increase in the value of its shares (Note 28).

Short-term benefits to officers and directors do not include the compensation for the Audit, Risk, Compensation and Sustainability Committees' members of R$ 908 for the year ended
December 31, 2011 (R$ 665 for the year ended December 31, 2010 and R$ 119 for the year ended December 31, 2009).

The Company does not have any additional post-employment obligation and does not offer any other benefits, such as additional paid leave for time of service.

62 of 103

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

17	Property, Plant and Equipment

(a)	Analysis

		2011
	Annual average depreciation rate -%	Cost	Accumulated depreciation	Net

Land		1,853,243		1,853,243
Buildings	4	2,619,911	1,057,791	1,562,120
Machinery, equipment and facilities	5.5	13,144,928	5,169,253	7,975,675
Advances to suppliers		205,783		205,783
Construction in progress		197,866		197,866
Other		226,921	180,361	46,560

		18,248,652	6,407,405	11,841,247

		2010
	Annual average Depreciation Rate- %	Cost	Accumulated depreciation	Net

Land		2,119,325		2,119,325
Buildings	4	2,599,541	981,397	1,618,144
Machinery, equipment and facilities	5.5	13,263,778	4,746,947	8,516,831
Advances to suppliers		280,455		280,455
Construction in progress		391,667		391,667
Other		245,671	192,662	53,009

		18,900,437	5,921,006	12,979,431

63 of 103

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

(b)	Rollforward of net book value

	Land	Buildings	Machinery, equipment and facilities	Advances to suppliers	Construction in progress	Other	Total

At December 31, 2008	1,122,301	394,233	2,275,693	123,885	3,582,964	40,619	7,539,695
Additions	955		163,395	485,875	411,764	585	1,062,574
Disposals	(10,792)	6,003	(45,335)			(15,497)	(65,621)
Depreciation		(38,581)	(412,277)			(23,735)	(474,593)
Tax credits	1,644,430	1,222,450	4,086,705	303,124	415,144	151,843	7,823,696
Sale of Guaiba unit	(521,130)	(95,305)	(617,864)	(126,531)	(377,855)	(103,442)	(1,842,127)
Transfers and other	12,961	218,922	3,730,155	(504,530	(3,476,410)	12,309	(6,593)

At December 31, 2009	2,248,725	1,707,722	9,180,472	281,823	555,607	62,682	14,037,031
Additions	560	11	10,103	268,167	202,304	4,208	485,353
Disposals	(13,367)	(3,580)	(12,364)	(21,333)	(1,928)	(1,406)	(53,978)
Depreciation		(117,782)	(747,826)			(20,189)	(885,797)
Tax credits		(25,287)	(228,294)		(16,034)		(269,615)
Reclassification to assets held for sale (CONPACEL and KSR)	(117,812)	(80,047)	(185,488)	(7,615)	(16,406)	(4,706)	(412,074)
Transfers and others	1,219	137,107	500,228	(240,587)	(331,876)	12,420	78,511

At December 31, 2010	2,119,325	1,618,144	8,516,831	280,455	391,667	53,009	12,979,431
Additions	15,066	1,578	14,272		436,302	3,717	470,935
Disposals	(17,862)	(7,902)	(28,339)	(3,075)		(847)	(58,025)
Depreciation		(122,247)	(673,546)			(16,419)	(812,212)
Tax credits			(428)				(428)
Reclassification to assets held for sale (Losango and Piracicaba)	(283,867)	(60,237)	(261,124)		(20,456)	(5,480)	(631,164)
Transfers and others	20,581	132,784	408,009	(71,597)	(609,647)	12,580	(107,290)

At December 31, 2011	1,853,243	1,562,120	7,975,675	205,783	197,866	46,560	11,841,247

64 of 103

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

The balance of construction in progress is comprised mainly of expansion and optimization projects of the Company's industrial units, being R$ 39,160 in Jacareí, R$ 7,826 of forest area, R$50,173 of Fibria-MS, R$ 77,423 in the Aracruz unit, R$ 17,542 in Veracel.

The loan charges capitalized were calculated based on the weighted average cost of the related debt. In the first six months of 2011, the rate applied was 5.52% p.a., and, in accordance with the internal policy, was revised in July to 5.08% p.a. In 2010, the rate used was 6.2% p.a. in the first semester and
6.04% p.a. in the second semester.

The amounts related to depreciation, depletion and amortization expenses were charged in the statement of operations under "Cost of sales", "Selling expenses" and "General and administrative expenses" are disclosed in Note 30.

Property, plant and equipment given as collateral are disclosed in Note 22.

The company currently does not have items of fixed assets for which it expects to abandon or dispose of or for which provision to asset retirement obligations would be required.

18	Biological Assets

The Company's biological assets are substantially comprised of growing forests, intended for the supply of wood for pulp production. Forests in formation are located in the states of São Paulo, Rio Grande do Sul, Espírito Santo and Bahia.

The reconciliation of the book balances at the beginning and at the end of the year is as follows:

	2011	2010	2009

At the beginning of the year	3,550,636	3,791,084	1,890,898
Acquisition of Aracruz			1,849,069
Additions	761,502	642,567	216,300
Harvests in the period
Historical cost	(569,813)	(440,265)	(127,595)
Fair value	(405,617)	(411,416)	(104,963)
Change in fair value	125,053	92,319	551,604
Reclassification to assets held for sale
CONPACEL		(160,765)
Losango	(241,595)
Sale of the Guaíba unit			(426,303)
Other	44,044	37,112	(57,926)

At the end of the year	3,264,210	3,550,636	3,791,084

In determining the fair value of biological assets, the discounted cash flow model DCF was used, with projections based on a single scenario, with productivity and area of plantation (eucalyptus trees) for a harvest cycle of six to seven years.

65 of 103

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

The projected cash flows is consistent with area’s growing cycle. The volume of production of eucalyptus to be harvested was estimated considering the average productivity in cubic meters of wood from each plantation per hectare at the time of harvest. The average productivity varies according to the genetic material, climate and soil conditions and the forestry management programs. This projected volume is based on the average annual growth (IMA) by region.

The average net sales price was projected based on the estimated price for eucalyptus in the local market,through a market study and research of actual transactions, adjusted to reflect the price of standing timber by region. The average estimated cost contemplates expenses for felling, chemical control of rgrowth, ant and other pest control, composting, road maintenance, inputs and labor services. Tax effects based on current rates, as well as the contribution of other assets, such as property, plant and equipment and land were considered in the estimated based on average rates of return for those assets.

The valuation model considers the net cash flows after taxes on income and the discount rate used also considers the tax benefits.

In the following table we present the main inputs considered in estimating the fair value of biological assets:

	2011	2010

Actual planted area (hectare)	551,959	544,714
Average annual growth (IMA) - m3/hectare	41	42
Net average sale price - R$/m3	50,70	49,34
Remuneration of own contributory assets	5.6%	5.6%
Discount rate	7.9%	8.2%

The increase in e fair value of biological assets during the year ended December 31, 2011, when compared to the fair value as of December 31, 2010 is the combined result of the inputs presented above which resulted in a gain of R$ 125,053.

The estimate of the fair values of biological assets as of December 31, 2011 and 2010 was performed by management with the assistance of valuation specialists.

The company has no biological assets pledged as of December 31, 2011.

19	Intangible Assets

(a)	Analysis

		2011
	Annual amortization rate - %	Cost	Accumulated amortization	Net

Goodwill - Aracruz		4,230,450		4,230,450
Systems development and deployment	20	172,088	122,889	49,199
Databases	10	456,000	136,800	319,200
Patents	15.9	129,000	61,635	67,365
Relationship with suppliers
Diesel and ethanol	20	29,000	19,749	9,251
Chemical products	6.3	165,000	31,185	133,815
Other		168		168

		5,181,706	372,258	4,809,448

66 of 103

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

		2010
	Annual amortization rate - %	Cost	Accumulated amortization	Net

Goodwill - Aracruz		4,230,450		4,230,450
Systems development and deployment	20	213,050	150,332	62,718
Acquired from business combination
Data-bases	10	456,000	91,200	364,800
Patents	15,9	129,000	41,090	87,910
Relationship with suppliers
Diesel and ethanol	20	29,000	13,166	15,834
Chemical products	6,3	165,000	20,790	144,210
Other		521		521

		5,223,021	316,578	4,906,443

(b)	Rollforward of net book value

	2011	2010	2009

At the beginning of the year	4,906,443	5,443,354	631,875
Intangible asset movments from business combination - Aracruz:
Databases, patents and suppliers (Note 33)			779,000
Write-off of goodwill previously recorded under proportional consolidation			(122,116)
Goodwill (Note 33)			4,361,143
Disposal of Guaíba			(130,693)
Amortization of databases, patents and suppliers	(83,123)	(83,123)	(83,123)
Reclassification of goodwill to assets held for sale (CONPACEL)		(475,413)
Acquisition and disposal of software	(13,029)	21,625	7,268
Other	(843)

At the end of the year	4,809,448	4,906,443	5,443,354

Amortization of intangible assets was recorded under "General and administrative expenses" and "Other operating income (expenses), net".

20	Financial and operational lease agreements

(a)	Financial leases

Financial leases correspond to the purchase of forestry equipment for cutting and transport of timber and also for the purchase of industrial equipment for processing of chemicals and oxygen.

The book value of such assets, recognized substantially under "Machinery, equipment and facilities" within property, plant and equipment as of December 31 is presented below:

	2011			2010
	Cost	Accumulated Depreciation	Net balance	Cost	Accumulated Depreciation	Net balance

Forestry equipments	44,306	(26,920)	17,386	51,530	20,648	30,881
Oxygen and chemical facilities	88,990	(15,621)	73,369	88,990	9,940	79,049

	133,296	(42,541)	90,755	140,520	30,588	109,930
67 of 103

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

The following is a schedule of future minimum payments for each of the periods indicated below:

Years

2012	4,839
2013 to 2017	24,194
After 2017	30,242

59,275

There are no restrictions imposed by financial lease agreements, except for the agreements to lease forestry equipment. A detail of the restrictions imposed by the agreement is presented in Note 22

(b)	Operational leases

The company leases wood planting areas based on third-party operational leases as a source of raw materials for its production. The leases, most of which began in 1991, are usually made for a period of
21 years. Lease payments, equivalent to 30% of the market value of the wood harvested in the property are due after each harvest. We guarantee to the lessor a minimum payment for the harvest.

Additionally, the Company is party to a long-term contract to receive sea freight services, whose period is 20 years and is for the sea domestic transport of raw materials utilizing pushers and maritime barges from the Terminal of Caravelas (BA) to Portocel (ES).

At December 31, 2011, minimum payments of future operating leases are as follows:

Years	Land leasing	Sea domestic transport

2012	89,706	387,889
2013 to 2017	358,305	221,156
After 2017	596,387	158,876

	1,044,398	767,921

21	Advances to Suppliers - Forestry Partnership Programs

The program, which commenced in 1990, in the States of Espírito Santo and expanded to Bahia, Minas Gerais, Rio Grande do Sul and more recently Rio de Janeiro, is directed towards planting eucalyptus forests on the land of partners. Through the program, the Company provides technology, technical assistance, inputs and funding depending on the type of agreement, and is guaranteed wood for its pulp production. These advances will be reimbursed through delivery of wood by forest producers.

The table below presents the movement during the years:

	2011	2010	2009

At the beginning of the year	693,490	720,127	89,498
Aracruz acquisition			256,070
Fair value related to Aracruz acquisition			397,358
Advances made	176,478	29,214	13,588
Wood harvested	(45,367)	(55,852)	(25,092)
Provision for impairment			(11,295)
Transfers to forest	(31,557)
Reclassified as assets held for sale - Losango	(32,433)

At the end of the year	760,611	693,490	720,127

68 of 103

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

22	Loans and Financing

			Current		Non current		Total
Type/purpose	Average annual charges - %	Maturity	2011	2010	2011	2010	2011	2010

In foreign currency
Export credits (prepayment)	3,47	2020	29,051	42,967	2,777,003	4,440,775	2,806,054	4,483,742
Bonds - VOTO IV	7,75	2020	886	788	365,883	333,240	366,769	334,028
Eurobonds (issued by VOTO III)	4,25	2014	2,223	1,875	115,544	97,445	117,767	99,320
Eurobonds (issued by Fibria Overseas)	7,33	2021	33,689	34,558	4,737,956	2,896,617	,,4,771,645	2,931,175
Export credits (ACC)	2,06	2012	623,632	66,693			623,632	66,693
FINIMP				2,417		2,154		4,571
Leasing	2,09	2013	8,773	4,189	5,958	19,260	14,731	23,449
Export credits (Finnvera)	3,89	2018	42,731	39,089	217,218	227,328	259,949	266,417
EIB Europe Inv. Bank	0,92	2012	784	4,178		694	784	4,872
			741,769	196,754	8,219,562	8,017,513	8,961,331	8,214,267

In reais
BNDES
TJLP	9,07	2019	242,321	294,972	1,262,260	1,246,757	1,504,581	1,541,729
Currency basket	8,70	2019	48,790	41,996	220,471	170,542	269,261	212,538
FINEP/FINAME	5,31	2016	2,340	20,611	9,859		12,199	20,611
NCE in reais	5,83	2018	45,203	63,246	463,987	455,555	509,190	518,801
Midwest region fund	1,02	2017	11,685	6,105	56,170	67,406	67,855	73,511
			350,339	426,930	2,012,747	1,940,260	2,363,086	2,367,190

			1,092,108	623,684	10,232,309	9,957,773	11,324,417	10,581,457

The foreign currency loans and financings are U.S. dollars denominated, except for the Eurobond VOTO III, which is denominated in Yens.

The average rates were calculated based on the forward yield curve of benchmark rates to which the loans are indexed, weighted through the maturity date for each installment, including the issuing/contracting costs, when applicable.

The table below was prepared pursuant to IAS 39 in order to show the annual effects on financial expenses arising from the debt issuance/contracting through the effective interest rate:

Description	2012	2013	2014	2015	2016	After 2017	Total

Export credits (Finnvera)	790	790	790	790	790	921	4.871
Bonds (VOTO IV and Fibria Overseas)
Eurobonds (issued by Fibria Overseas)	39,935	39,935	39,935	39,935	39,935	136,275	335.950
Export credits (prepayment)	10,353	10,353	9,397	4,536	4,619	9,125	48.383

	51,078	51,078	50,122	45,261	45,344	146,321	389.204

69 of 103

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

The capitalization of the costs related to the issuance/contracting of loans and financings increase the average cost of our debt in 0.06% p.a.

The maturities of the non-current portion of the debt at December 31, 2011 are presented below:

	Consolidated
Long term maturity	In reais	In foreign currency	Total	Percentage

2013	350,212	258,295	608,507	6
2014	401,790	535,387	937,177	9
2015	404,816	292,887	697,703	7
2016	249,678	392,856	642,534	6
2017	313,721	513,346	827,067	8
2018	235,196	433,625	668,821	7
2019	57,334	444,143	501,477	5
2020		3,942,575	3,942,575	39
2021		1,406,448	1,406,448	13

	2,012,747	8,219,562	10,232,309	100

70 of 103

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

(a)	Export credits (prepayments)

On June 2011, the Company signed six export prepayment contracts in the amount of US$ 125 million (equivalent then to R$ 197,575), with maturity in November 2012 and fixed interest rate, of which
US$ 75 million at 2.05% p.a. and US$ 50 million at 2.09% p.a.

On May, 2011, the Company signed a export prepayment contract with eleven banks in the amount of US$ 300 million (equivalent then to R$ 488,850), bearing quarterly LIBOR plus 1.80% p.a., which can be reduced to 1.60%, depending on the level of leverage and risk rating of the Company with a eight--year term , annual installments of US$ 15 million in 2012; US$ 30 million in 2015; US$ 15 million in 2016; US$ 90 million in 2018 and US$ 150 million in 2019.

On January 2011, the Company signed three export prepayment contracts in the amount of US$ 50 million each for a total of US$ 150 million (equivalent then to R$ 248,640), with maturity in June 2012 and fixed interest rate at 2.09% p.a.

On September 30, 2010, the Company signed an Export Credit Contract with 11 banks in the amount of US$ 800 million (equivalent then to R$ 1,355,360), with maturities through 2018, bearing quarterly LIBOR plus 2.755% p.a., which can be reduced to 2.30%, depending on the level of leverage and risk rating of the Company. The loans are guaranteed by export contracts, and the installments mature on shipment dates. This line was used to repay debt with higher costs and less favorable maturities. In March 29, 2011, the company prepaid the amount of US$ 600 million (equivalent then to R$ 992,760), with funds from the CONPACEL sale and the Fibria Bond 2021 captation.

On September 29, 2010, the Company signed a bilateral Export Credit Contract in the amount of US$ 250 million (equivalent then to R$ 423,550), with maturities through 2020, bearing semi-annual LIBOR plus 2.55% p.a., which can be reduced to 2.30%, depending on the level of leverage and risk rating of the Company. The loans are guaranteed by export contracts, and the installments mature on shipment dates. This line was used to repay debt with higher costs and less favorable maturities.

On June 30, 2010, the Company signed an Export Credit Contract with nine banks in the amount of US$ 600 million (equivalent then to R$ 1,080,900), with maturities through 2017, bearing quarterly LIBOR plus 2.80% p.a., which can be reduced to 2.40%, depending on the level of leverage and risk rating of the Company. The loans are guaranteed by export contracts, and the installments mature on shipment dates. This line was used to repay debt with higher costs and less favorable maturities. In March 30, 2011, the company prepaid the amount of US$ 600 million (equivalent then to R$ 999,120), with funds from the CONPACEL sale and the issuance of the Fibria 2021 Bond referred to below.

In March 2010, the Company signed a bilateral Export Credit Contract in the amount of US$ 535 million thousand (equivalent then to R$ 956,152), bearing quarterly LIBOR plus 2.95% p.a., with maturities through 2017. The loans are guaranteed by export contracts, and the installments mature on shipment dates. At March 31, 2010 funds totaling US$ 314 million (equivalent then to R$ 558,991) were released, and the remaining balance of US$ 221 million (equivalent then to R$ 389,310) was released on April 6, 2010. This line was fully used to repay debt with higher costs and less favorable maturities. In April, 2011, the company prepaid the amount of US$ 100 million (equivalent then to R$ 160,970), getting a longer term for payment of the remaining balance (from 2013 until 2018, with quarterly depreciation). There were no changes in interest rates charged.

In July 2009, the Company signed an export credit contract with Banco Credit Suisse totaling US$ 54 million (equivalent then to R$ 104,166), bearing interest of 100% of the CDI plus 1% p.a.,

71 of 103

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

maturing in July 2012. In June 2010, the Company approved the assignment of this agreement from Banco Credit Suisse to Banco Safra, without changing any of the other contractual provisions. In October, 2011, the company prepaid the amount of US$ 24 million (equivalent then to R$ 41,702), with its available funds considering the higher cost of this loan in relation to other debt.

In September 2008, as a result of the creation of the CONPACEL consortium on the spin-off of the operations of Ripasa to Fibria (50%) and Suzano (50%), the Company recorded the balance of loans arising from the spin-off which were subsequently merged into Fibria, of US$ 83 million (equivalent then to R$ 139,596), related to the contracts for export prepayment totaling US$ 73 million and for import financing totaling US$ 10 million, both of which mature in 2012. In June 2010, the Company prepaid the remaining balance of these transactions, in the amount of US$ 24 million, because they presented less favorable conditions. In January 2011, the remaining balance of these loans were fully transferred to the acquirer, improving the profile of indebtedness of the Company.

The Company has export prepayment contracts with Banco Bradesco in the amount of US$ 150 million, bearing interest of LIBOR plus 0.78%, maturing in 2014.

The Company has export prepayment contracts with Nordea bank in the amount of US$ 50 million, bearing interest of LIBOR plus 0.80%, maturing in 2013.

In March 30, 2011, the company fully prepaid the balance of a export prepayment contract with
Banco do Brasil in the amount of US$ 200 million (equivalent then to R$ 327,200) bearing interest of LIBOR plus 3.20% - 5.00%, maturing in 2018, with funds from the CONPACEL sale and the Fibria 2021.

(b)	Loans - VOTO III (eurobonds)

On January 16, 2004, Votorantim Overseas Trading Operations III ("VOTO III"), a wholly-owned subsidiary of VPAR, raised in the international capital markets US$ 300 million (equivalent then to R$ 873,000), maturing in ten years and bearing annual interest of 4.25%. The Company received 15% of the total funds raised, i.e., US$ 45,000 million, equivalent then to R$ 131,000.

(c)	Loans - VOTO IV (eurobonds)

On June 24, 2005, Votorantim Overseas Trading Operations Limited IV ("VOTO IV"), a company jointly controlled together with Votorantim Participações, raised US$ 400 million in the international capital markets (equivalent then to R$ 955,000), maturing on June 24, 2020 and bearing annual interest of 8.50%. The Company received 50% of the total funds raised, i.e., US$ 200 million, equivalent then to R$ 477,000.

(d)	Loans - Fibria 2019, Fibria 2020 and Fibria 2021 (eurobonds)

In March 2011, the Company, through Fibria Overseas Finance Ltd., raised US$ 750 million ("Fibria 2021" equivalent then to R$ 1,240,875), maturing in ten years, with a repurchase option as from 2016, accruing semi-annual interest at 6.75% p.a..

In May 2010, through Fibria Overseas Finance Ltd., the Company raised US$ 750 million ("Fibria 2020" equivalent then to R$ 1,339,650) in the international market, maturing in ten years and with a repurchase option as from 2015, accruing semi-annual interest at 7.50% p.a.

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Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

In October 2009, the Company, through Fibria Overseas Finance Ltd., raised US$ 1 billion ("Fibria 2019" equivalent then to R$ 1,744,000), maturing in ten years, accruing semi-annual interest at 9.25% p.a. In May 2010, the Company announced an offer to exchange the Fibria 2019 Bond for the Fibria 2020 Bond, in order to align the interest yield curve and improve the liquidity of the security, and renegotiating covenant clauses. The participation in the exchange offer was 94%.

The effective interest rate on these operations, including the transaction costs, is 8.66% p.a.

(e)	BNDES

In October 2010, a new EXIM financing agreement was executed with BNDES totaling R$ 70,000, accruing interest at 7.7% p.a. and maturing in 14 months. The amount was repaid at its maturity in December 2011.

In 2009, a financing agreement in the amount of R$ 673,294 was approved, bearing interest at the Long-term Interest Rate (TJLP) plus 0% to 4.41% and the BNDES Monetary Unit (UMBNDES) plus 2.21% p.a. At December 31, 2011, 93% of this total amount had been released. UMBNDES is an index based on a basket of currencies, predominantly the U.S. dollar.

In 2008, a financing agreement with BNDES totaling R$ 540,000 was approved, bearing TJLP plus 1.36% to 1.76% and UMBNDES plus 2.45% p.a. The final maturity of this financing is 2015. At December 31, 2011, 2010, 62% of this amount had been released.

In 2007, a financing agreement was executed with BNDES totaling R$ 21,701, indexed by the TJLP plus 1.8% and UMBNDES plus 1.3% p.a. The principal amount will be repaid between 2011 and 2012.

On November 2006, a financial agreement was executed into with BNDES, in the amount of
R$ 596 million, of which 99% has already been released in december 31, 2011, bearing interest at the TJLP plus 0% e 2,9% p.a. and UMBNDES plus 1,4% to 2,4% p.a., maturing from 2009 to 2016.

In 2005, three agreements were entered into with BNDES, in December, August and May. In the contract signed in December, the total funds released were R$ 139,284, repayable from 2007 to 2016, subject to interest ranging between TJLP plus 0% to 4.5% p.a. and UMBNDES plus 2.0% to 3.0% p.a. In the August agreement, the total funds released were R$ 55,222, of which a portion is indexed to the TJLP plus 3.5% to 4.5% and a portion is indexed to UMBNDES plus 3% p.a. The final maturity of this agreement is 2015. In the May agreement, the total funds released were R$ 99,109, of which a portion is indexed to TJLP plus 4.5% p.a. and a portion is indexed to UMBNDES plus 4.5% p.a. The final maturity of the principal amount is 2015.

Considering only the portion proportionally consolidated by the Company, equivalent to 50% of the loans and financings of Veracel (joint venture with Stora Enso) granted by BNDES, the total principal amount outstanding amount to R$ 331,299, repayable from 2011 to 2014, subject to interest ranging from TJLP plus 1.0% to 3.3% p.a. and currency basket plus 3.3% p.a.

The Company has given the pulp plant located in Três Lagoas and in Jacarei as the main collateral for these financings.

(f)	Leases

In December 2009, the Company renegotiated the terms and the amount outstanding of its finance lease with Banco Société Générale, originally contracted in 2008, for the acquisition of forest machinery and equipment. The contract maturity is up to 2013.

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Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

Finance lease liabilities are guaranteed by a statutory lien on the assets leased.

(g)	Export Credit Note (NCE) and Rural Credit Note (NCR)

On September 28, 2010, the Company signed an NCE totaling R$ 427,500, maturing in 2018 and bearing charges of CDI plus 1.85% p.a. This NCE is linked to a swap that converts floating rates to fixed rates of 5.45% plus exchange variations.

In August 2009, the Company signed an agro-industrial credit agreement with Banco do Brasil totaling R$ 137,000, maturing in 488 days and bearing charges of 11.25% p.a. This agreement was settled in 2011.

In May 2009, the Company contracted an NCE with Banco do Brasil totaling R$ 50,000, which matures in June 2011 and bearing charges of 11.25% p.a. This contract was settled in 2011.

In December 2008, the Company contracted, through its subsidiary Portocel, an NCE with Banco HSBC in the amount of R$ 94,014 (51%), with final maturity in December 2013 and charges of 100% of the CDI.

(h)	Export credit (Finnvera)

On September 30, 2009, the Company entered into a loan agreement with FINNVERA (Finnish Development Agency, which provides credit to companies committed to sustainability programs) in the amount of € 125 million at semi-annual LIBOR plus 3.325% p.a., maturing in eight-and-a-half years.

(i)	Fund for the financing of the Brazilian Midwest Region (FCO)

On December 31, 2009, the Company raised R$ 73,000 from Banco do Brasil through its subsidiary Fibria - MS, maturing in December 2017, with a six-month grace period, at a rate of 8.5% p.a.

(j)	Covenants

Some of the financing agreements of the Company contain covenants establishing maximum indebtedness and leverage levels, as well as minimum coverage of outstanding amounts.

In December de 2011, we renegotiated the covenants of Leasing contracts, Finnvera and a part of PPEs (balance of USD 1,332 billion), which represents the total of contracts with financial covenants in December 31, 2011. The new operations of Export Credits (Prepayment) and "Revolver", outlined in items (a) and (d), have also been renegotiated. After the renegotiation, the loans subject the Company to maintaining, at the end of each quarter, the following levels:

	December, 2011	March, 2012	June, 2012	September, 2012	December, 2012 and after

Debt service coverage (i)	1.00	1.00	1.00	1.00	1.00
Indebtedness ratio (ii)	5.50	5.50	5.25	4.00	3.50

(i)	Defined as the ratio of (i) EBITDA for the last four quarters measured based on information prepared in accordance with accounting practices adopted in Brazil and adjusted, to (ii) total debt maturing during the following four consecutive quarters plus financial charges to be paid during the following four consecutive quarters.

(ii)	Net debt to Adjusted EBITDA (for the last four quarters).

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Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

Those same agreements have as the main events of default:

•	non-payment, within the stipulated period, of the principal amount or interest;

•	inaccuracy of any declaration, guarantee or certification provided;

•	cross-default and cross-judgment default, subject to an agreed minimum of US$ 50 million;

•	subject to certain periods for resolution, breach of any obligation under the contract;

•	certain events of bankruptcy or insolvency of the Company, its main subsidiaries or Veracel Celulose S.A.

As a result of the renegotiation of covenants referred above, the Company shall not, for the next three quarters after December 31, 20110:

•	distribute dividends in excess of the minimum required by law;

•	exceed R$ 80 million in expansion CAPEX;

•	exceed during the next three quarters the amount of debt existing as of September 30, 2011 measured in its currency of denominationexcept that loans may be contracted with BNDES, FCO and FINEP;

•	Use the revolving line of credit if the Indebtedness ratio exceeds 4.00 x.

At December 31, 2011 the Company was fully in compliance with the covenants established on its loan agreements.

(k)	Loans and financing guarantees

At December 31, 2011, certain loans and financing are guaranteed mainly by property, plant and equipment items, with a net book value of R$ 4,665,415 (December 31, 2010 - R$ 5,234,743), considered sufficient to cover the corresponding loans and financing amounts.

(l)	Unused credit lines

In May 2011, the Company, through its international subsidiary Fibria Trading International Ltd. obtained a Revolving Credit Facility with eleven foreign banks, in the amount of US$ 500 million with availability of four years and interest payable quarterly at quarterly LIBOR rate plus 1.55% over the disbursed amounts. Over undisbursed amounts the Company is charged 35% of the agreed interest cost. As a result of the renegotiation of the covenants mentioned in item (k), withdrawns under the line of credit can only be made if the Indebtedness ratio is below balcony if the level of leverage is below 4.00x.

23	Contingencies

The Company is party to labor, civil and tax lawsuits at various court levels. The provisions for contingencies against probable unfavorable outcome of claims in progress are established and updated based on management evaluation, as supported by external legal counsel.Provisions and corresponding judicial deposits are as follows:

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Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

	2011			2010
	Judicial deposits	Provision	Net	Judicial deposits	Provision	Net

Nature of claims
Tax	119,572	173,823	54,251	59,128	273,335	214,207
Labor	47,819	88,834	41,015	39,266	80,457	41,191
Civil	821	7,149	6,328	311	10,305	9,994

	168,212	269,806	101,594	98,705	364,097	265,392

The Company has tax and civil claims arising in the normal course of business that are assessed as possible (but not probable) losses by management, as supported by outside legal counsel. No provision has been recorded to cover possible unfavorable outcomes from these claims. At December 31, 2011, these claims amount to: tax R$ 3,352,635 and civil R$ 56,692.

The change in the provision for contingencies is as follows:

	2011	2010	2009

At the beginning of the year	364,097	712,873	443,252
Reversal (*)	(123,624)	(396,696)	(212,745)
New litigation		13,934	24,004
Merger of Aracruz			429,688
Accrual of financial charges	29,333	33,986	28,674

At the end of the year	269,806	364,097	712,873

(*)	The reversal in 2010 was due to the REFIS (R$ 215,181 - item (viii) below) and the reversal of the provision for CSLL taxes on export revenue in 2003 (R$ 156,331 - item (iii) below) among others.

(a)	Comments regarding probable tax contingencies

The tax processes with probable loss are represented by discussions related to federal, State and municipal taxes, for which, substantially, there are judicial deposits as collateral, so there is no material exposure to the company. The remaining balance, not deposited, refers to the discussion regarding ICMS on Interstate transfers and social contribution over the export sales in approximated amount of R$ 26 million of each discussion.

(b)	Comments regarding possible tax contingencies

We present below comments on possible tax contingencies for which the Company has not recognized any provision. In the table below we present a detail of the amounts of these contingencies:

Amount

Income tax assessment - Normus (i)	1,433,502
Tax incentive - agency for the development (ii)	76,207
IRPJ/CSL - partial approval (iii)	139,980
IRPJ/CSLL - Newark (iv)	88,842
IPI-BEFIEX (v)	167,802
Other tax liabilities (vi)	1,446,302

Total possible tax contingencies	3,352,635

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Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

(i)	Income Tax Assessment - Normus

On December 2007, Fibria’s subsidiary Normus Empreendimentos e Participações Ltda. received an income tax assessment from the Brazilian Federal Revenue Service (Receita Federal do Brasil) charging Income Tax (Imposto de Renda) and Social Contribution (Contribuição Social sobre o Lucro Líquido) over earnings of its foreign subsidiarires, during the period from 2002 to 2006. The amount of the assessment was R$ 1,294 million updated through December 31, 2011.

On October 2011, the assessment was revised by the Tax Federal Administrative Court (Conselho Administrativo de Recursos Fiscais) which decided to maintain the assessment through a casting vote after a tie of 3 votes favourable to Fibria and 3 votes against Fibria by the 6 members of the court. Fibria can filed a new appeal challenging the ruling, but the Company is waiting for the formal notification in order to appeal.

On September 2010, Normus Empreendimentos e Participações Ltda. received a new tax assessment charging Income Tax (Imposto de Renda) and Social Contribution (Contribuição Social sobre o Lucro Líquido), but this time for the year 2007. The amount of the assessment was R$ 140 million updated through December 31, 2011.

The subsidiary in question, domiciled in Hungary, sells pulp and paper in the global market.

Based on the position of outside legal counsel, management understands that this Hungarian subsidiary is subject to taxation in its country of incorporation andthe position taken by the tax authorities violates prevision of Brazilian tax law, in particular the Brazilian-Hungarian treaty to avoid double taxation, which precludes double taxation by Brazilian taxes of net income of a Brazilian company for operations in Hungary.

In 2011 a Inconstitutionality Process (ADI- Ação Direta de Inconstitucionalidade) was filed by the National Industry Association (CNI- Confederação Nacional da Industria) with the Supreme Federal Court (STF- Supremo Tribunal Federal) challenging the constitutionality of article 74 of Provisional Measure 2,158 which establishes the taxation for income tax and social contribution purposes of income earned by subsidiaries and affiliates incorporated outside Brazil irrespective of whether such income was made available to the shareholder in Brazil. On its session of August 17, 2011 the STF considered the ADI with 5 members voting for the constitutionality of article 74 and 4 members voting for the unconstitutionality of such article. The session was suspended until Justice Joaquim Barbosa to cast its vote which is the only vote not yet casted.

Considering the outcome of the session of the STF indicated above internal and external legal counsel have reviewed their probability assessment which previously was of a remote loss and currently consider the loss as reasonably possible.

(ii)	Tax incentives - Agency for the Development of Northeastern Brazil (ADENE)

The Company has business units located within the regional development area of ADENE. As the paper and pulp industry is deemed to be a priority for regional development (Decree 4213, of April 16, 2002), in December 2002, the Company requested and was granted by the Brazilian Federal Revenue Service (Receita Federal do Brasil) the right to benefit from reductions in corporate income tax and non-refundable surcharges calculated on operating profits (as defined) for Aracruz plants A and B (period from 2003 to 2013) and plant C (period from 2003 to 2012), when the qualification reports for the tax reductions are approved by ADENE.

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Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

On January 9, 2004, the Company was served Official Notice 1406/03 by the liquidator of the former Superintendence for the Development of the Northeast (SUDENE), who reported that, "based on the review carried out by the Legal Advisory Office of the Ministry of Integration as regards the special extent of the incentive, the right to use the benefit previously granted is unfounded and will be cancelled".

During 2004 and 2005, various ADENE determinations were issued to cancel the tax benefits. Such determinations were challenged and/or refuted by the Company, but no final court decision has been announced in relation to the merits of the case.

Nevertheless, the Brazilian Federal Revenue Service (Receita Federal do Brasil) served the Company an assessment notice in December 2005 requiring the payment of the amounts of the tax incentive used, plus interest, but without imposing any fine, amounting to R$ 316,355. The Company challenged such assessment notice, which was deemed to be valid at the administrative level. The Company filed an appeal against that assessment and in August 2011, the Tax Federal Administrative Court (Conselho Administrativo de Recursos Fiscais) considered that part of the assessment needed to be upheld. Therefore, the portion of the assessment related with 2003 benefits was canceled and the portion related with 2004 was upheld. Because this ruling, the amount of the assessment was reduced to R$ 76 million updated through December 31, 2011.

Company's management, supported by its legal counsel, believes that the decision to cancel the tax benefits is erroneous and should not prevail, whether with respect to benefits already used, or with respect to future periods.

With respect to the benefits obtained through 2004, based on the position of its legal counsel, management believes that the tax payment demanded is not justified, since the Company used the benefits strictly in accordance with the legal requirements and in conformity with the Brazilian Federal Revenue Service (Receita Federal do Brasil) determinations and ADENE's qualifying reports.

Considering that the CARF maintained the assessment with respect to the benefits used during 2004 amounting to R$ 73,100 the Company offered to provide a bank guarantee for the amount being challenged and expects for the collection phase of the legal process where it will challenge the amount of the assessment.

With respect to the remaining incentive period, extending to 2012 (plant C) and 2013 (plants A and B), based on the opinion of its legal counsel, management believes that it is illegal revoke the tax benefits, because the benefits granted were conditional to achieving certain pre-established requirements (implementation, expansion or modernization of industrial enterprise) and the benefits were granted through the end of the term established in the Law and related regulations.

Although the Company is confident that it will prevail, considering the facts that occurred in 2004 and 2005, which indicate that ADENE and the Brazilian Federal Revenue Service (Receita Federal do Brasil) intend to cancel the tax benefits, the Company decided to cease the use of tax benefits as from 2005, until a final court decision is obtained on the matter.

Since the benefits used through 2003 were maintained by the decision of CARF they are currently under discussion the benefits for the year 2004 and those after 2005 for which the Company has not used the benefits. The tax contingency is considered as of possible loss and therefore no provision has been recorded.

(iii)	IRPJ/CSLL - partial approval

The Company has three requests for the approval of income tax (Imposto de Renda) credits with the Brazilian Federal Revenue Service (Receita Federal do Brasil), referring to 1997, 1999 and the fourth quarter of 2000, totaling R$ 134 million, of which only R$ 83 million was approved, creating a contingency of R$ 139 million updated through December 31, 2011. The Company timely appealed the rejection of the tax credits.

With respect to the year 1997, the claim is pending a decision from the first trial court (Delegacia Regional de Julgamento). With respect to the fourth quarter of 2000, the Company is awaiting a decision from Tax Federal Administrative Court (Conselho Administrativo de Recursos Fiscais), and with respect to 1999 it awaits a decision on an appeal to the High Court of Justice.

78 of 103

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

Based on the position of legal counsel, management understands that the likelihood of an unfavorable outcome for these trials is possible and therefore no provision has been recorded.

(iv) IRPJ/CSLL - Newark

Fibria received, in December 2007 and December 2010, two tax assessments in the amount, together, of R$ 219 million where Brazilian Federal Revenue Service (Receita Federal do Brasil) charged Income Tax (Imposto de Renda) and Social Contribution (Contribuição Social sobre o Lucro Líquido) of Newark Financial Inc., an offshore company controlled by VCP Exportadora e Participações Ltda. (succeeded by Fibria) with respect to the fiscal year 2005. Based on advice from internal and external counsel we tha the probability of loss for the first tax assessment (December 2007 - R$ 130 million) as remote and the probability of loss for the second tax assesment (December 2010- R$ 89 million) as possible and and, accordingly, no provision has been recorded with respect thereto.

(v) IRPJ - BEFIEX

Fibria has received a tax assessment because of allegedly using tax losses, consolidated during the BEFIEX program, six years after it was consolidated. The amount involved in this assessment is R$ 168 million. Based on our in house and external legal counsel, Fibria has recorded no provision with respect thereto.

(vi) Others Tax liabilities

Fibria has more 334 trials for individual amounts of less than R$ 80 million. The amount involved in all of that trials is R$ 1.446.302. The average value of each trail is R$ 4,3 million

(c)	Comments on labor/civil proceedings

The Company is a party to approximately 3,629 labor lawsuits filed by former employees, third parties and unions, claiming the payment of severance pay, health and safety premiums, overtime, commuting time, occupational illnesses and workers' compensation, tangible and moral damages, understated indexation on the fine of 40% of the Government Severance Indemnity Fund for Employees (FGTS), and 883 civil lawsuits, most of which refer to claims for compensation by former employees or third parties for alleged occupational illnesses and workers' compensation, collection lawsuits and bankruptcy situations, reimbursement of funds claimed from delinquent landowners and possessory actions filed in order to protect the Company's equity. The Company has insurance for public liability that covers, within the limits set in the policy, unfavorable sentences in the civil courts for claims for compensation of losses.

Class action

In November 2008, a securities class action was filed against the Company (ex-Aracruz) and certain of its current and former officers and directors on behalf of purchasers of the Company's ADRs between April 7 and October 2, 2008. The complaint asserts alleged violations of the U.S. Securities Exchange Act, alleging that the Company failed to disclose information in connection with, and losses arising from, certain derivative transactions. The indemnity claimed by the plaintiffs has not yet been specified and will depend, if the action continues, on expert proof and determination of damages. Due to the unpredictability of the likelihood of an unfavorable outcome and no basis on which to estimate the amount or range of potential loss, no provision has been recognized.

(d)	Remaining judicial deposits

The company has at December 31, 2011 the amount of R$ 137,060 (R$ 110,364 in December 31, 2010) deposited judicially in cases classified by external legal advisors as of remote or possible loss, for which no provision have been recorded. The contingencies refer to PIS, COFINS, IRPJ taxes and to contributions to the INSS, among others of smaller amount. Additionally, it includes the amount of R$ 50,096 of the credit balance of REFIS, as detailed in Note 25.

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Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

(e)	Obligations to dismantle and remove items of property, plant and equipment and restore the site

The Company has no long-term assets expected to be abandoned or sold, or that would require a provision for obligations due to the decommissioning of assets as requested in the IAS 16 "Obligations to Dismantle and Remove Items of Property, Plant and Equipment and Restore the Site.

24	Tax Amnesty and Refinancing Program ("REFIS")

In November 2009, the Company joined the REFIS introduced by Law 11941/09, the objective of which is the settlement of fiscal liabilities through a special system for payment of tax and social security debt in installments.

On June 28, 2011 all amounts under the program were consolidated after having complied all formal requirements established in the legislation and the amounts included in the consolidated debt relate mainly to:

	•	CSLL - judicial measure aiming the exclusion of export earnings of the basis for calculating the social contribution, as established by the constitutional amendment no 33/2001;

	•	IRPJ/CSLL - judicial measure aiming the correção monetária of the balance sheet without monetary losses generated by the plano verão - Economic plan established by the Provisional Measure 32/1989, converted into Law 7.730/89;

	•	IRRF/CSLL - tax assessments issued due to the offset of income and social contribution tax losses, without compliance the limitation of 30%;

	•	IPI credit premium - tax credits transferred from KSR to Celpav, related to phase II (April 1, 1981 to April 30, 1985), which were the subject of a tax assessment notice issued by the Brazilian Federal Revenue Secretariat due to supposed noncompliance with accessory tax obligations;

	•	Economic Domain Intervention Contribution (CIDE) - judicial proceeding regarding CIDE on amounts paid to parties resident abroad as royalties or contractual remuneration, introduced by Law 10168/00 and amended by Law 10332/01 - period: as from 2002;

	•	Tax on Financial Transactions (IOF) - judicial proceeding for declaration of non-existence of legal-tax relationship, in order not to be obliged to pay IOF on foreign exchange contracts entered into for purposes of raising funds abroad through the issue of Euronotes. The IOF amount was deposited in court on February 4, 1994;

	•	COFINS - rate increase from 2% to 3% as established by Law 9718/98;

	•	CSLL - tax assessment issued due to the deduction on basis for calculating the social contribution, of expenditure on the monetary correction portion to the difference between the variation of the IPC and of the BTN Fiscal in the year of 1990.

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Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

The following is a summary of the final values included in the program, as well the benefits obtained:

Detail of amounts
Total upated debts included in the program	532.734
Benefits for reduction of fines and interest	(78,030)
Fines and interest offset against tax loss and negative basis	(129,397)

Total debt payable	325.307
Payments made	(21,356)

Balance of debt	303.951

Total of judicial deposits updated	349,802

Credit balance	45.851

Considering the legal right to offset judicial deposits related to the debts included in the program and since judicial deposits exceed the remaining debt (after the reductions established by the program) the remaining balance in favor of the Company, updated in December 31, 2011 is R$ 50,096, is presented within non-current assets under other accounts receivable and monthly updated by SELIC.

The benefits for reduction of fines and interest were recorded in financial result in the line "foreign exchange gain(loss) and indexation" and totaled R$ 57,950 in the year ending December 31, 2011 (R$ 61,875 in 2010).

25	Long-term Commitments

(a)	Take or pay arrangements

The Company entered into long-term take-or-pay agreements with power, transportation, diesel, and chemical and natural gas suppliers effective for a average period of 9,81 years. These agreements contain termination and supply interruption clauses in the event of default of certain essential obligations. The contractual obligations assumed at December 31, 2011 correspond to R$ 301,117 per year (R$ 272,595 at December 31, 2010).

(b)	Guarantees in compror (financing of purchases) operations

The Company is the guarantor of compror operations for some of its customers in Brazil, in the amount of R$ 84,376 at December 31, 2010 (R$ 217,389 at December 31, 2010). The fair value of these guarantees is insignificant since they do not have a history of default and there is no amount recorded for them.

(c)	Acquisition of Ripasa or CONPACEL

On November 10, 2004, VCP and Suzano Bahia Sul Papel e Celulose S.A. ("Suzano") entered into an agreement for the acquisition of a controlling interest in Ripasa. Subsequently, the Company entered into an Option Instrument for Purchase and Sale of 1,302,810 common shares and 4,121,773 preferred shares of Ripasa, owned by its former controlling shareholders. After various corporate reorganizations and considering Fibria's portion, up to March 2010, 309,451 shares remained in respect of the option.

81 of 103

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

On March 23, 2010, the shareholders notified Fibria of their intention to exercise their put option. The estimated total amount of this transaction was R$ 43,012, which was paid on May 10, 2010. Of this amount, R$ 33,423 relating to indexation adjustments was recorded in the "Financial expense", and the difference of R$ 9,589, relating to the market value of the shares, was recorded in "Treasury shares", in shareholders' equity, and will remain in this account until the shares are cancelled.

In 2008, Fibria and Suzano requested pre-approval from the CVM to acquire their own shares and for the payment of an amount related to the transaction to avoid possible litigation, since the acquisition would be carried out at market value, which was lower than the contractually agreed price. On June 5, 2008, the CVM Board authorized the acquisition at the market price of the shares involved and did not object to the payment of the agreed amount.

26	Shareholders' Equity

(a)	Capital

At December 31, 2011 and 2010, fully subscribed and paid-up capital is represented by 467,934,646 nominative common shares without par value. The authorized capital is represented by 529,624,961 nominative common shares without par value.

On May 30, 2009, the EGM approved the conversion of 244,347,953 preferred shares issued by the Company into common shares, based on the ratio of one preferred share for each 0.91 common share.

On July 2, 2009, the deadline expired to exercise the right of shareholder withdrawal, as a result of the decision taken at the EGM of May 30, 2009, which approved the conversion of all 244,347,953 preferred shares of the Company into common shares in the proportion of one preferred share for each 0.91 common share.

The right of withdrawal was exercised by 14 shareholders that held 36,670 preferred shares. Based on the redemption amount of R$ 20.61 per share, corresponding to the equity value per share on December 31, 2008, the amount due to dissenting shareholders was R$ 756.

The redemption amount was charged to "Capital reserves", and the Company's treasury area was instructed to cancel or place in the market the 33,371 common shares resulting from the conversion of the dissenting shareholders' shares.

(b)	Capital increase

A capital increase of R$ 4,005,091 was approved by the EGM of February 6, 2009, increasing capital from R$ 3,052,211 to R$ 7,057,302, through the subscription of 210,794,252 new nominative and book entry shares, without par value, being 62,105,263 common shares and 148,688,989 preferred shares. This decision was ratified and implemented on May 27, 2009.

On November 12, 2009, the period expired in which the holders of preferred class A shares issued by Aracruz could exercise their withdrawal rights due to the merger by Fibria of all the shares issued by Aracruz. As a consequence of the exchange ratio adopted, there was an issue of 77,770,294 common nominative and book entry shares with no par value, thus increasing capital by R$ 529,843. Consequently, the Company's capital was increased to R$ 7,587,145, represented by 464,934,646 registered common shares with no par value.

82 of 103

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

On December 22, 2009, the shareholders approved, in an EGM, an increase of capital, without the issuance of new shares, in the amount of R$ 792,252, through the capitalization of the "Share Premium Subscription Reserve", increasing the Company's capital to R$ 8,379,397.

(c)	Dividends and interest on own capital

The Company's by-laws provide for a minimum annual dividend of 25% of net income, adjusted by the changes in reserves, as determined by Brazilian Corporate Law.

There were no proposals of dividends for the year ended December 31, 2011 regarding the loss found in the period.

Dividends for the year ended December 31, 2010 of R$ 0.30 per share, totaling R$ 142,179, will be proposed at the Shareholders' Annual General Meeting. These financial statements reflect only the mandatory minimum dividend established in the Company's by-laws.

Despite the positive results for the year ended December 31, 2009, the Company's management, due to commitments assumed, level of indebtedness, financial liabilities management strategy aiming, among others, to correlate debt maturities with cash flow generation, and the Company's business plan, has not proposed the dividends prescribed by Article 30, paragraph III of the by-laws, as permitted by article 202, paragraph 4 of Law 6404/76. Considering that at December 31, 2010 the Company's financial position sufficient to pay dividends of R$ 121,958 (equivalent to R$ 0.26 per share), which was recorded in a "Special reserve for minimum dividends not distributed" in shareholders' equity was reclassified to a liability for "Dividends payable".

(d)	Revenue reserves

The legal reserve is constituted through the appropriation of 5% of the net income for the year. The investment reserve, corresponding to the balance of retained earnings, after the constitution of the legal reserve, mainly relates to the investment plans included in the capital budget, and the processes of plant modernization and maintenance, as approved by the Statutory Audit Committee and the Board of Directors.

27	Benefits to Employees

(a)	Variable remuneration program

The Company maintains a performance based bonus program for its employees, linked to its personal plans and the attainment of specific objectives based on cash generation, which are established and agreed upon at the beginning of each year. The amount recorded as expenses for the year ended December 31, 2011 was R$ 64,597 (December 31, 2010 - R$ 50,185 and December 31, 2009- R$ 54,771).

(b)	Defined contribution pension plan

In 2000, the Company became a sponsor of the Senador José Ermírio de Moraes Foundation (FUNSEJEM), a not-for-profit pension fund for the employees of the Votorantim Group. Under the fund's rules, the Company matches employees' contributions to FUNSEJEM, which may range from 0.5% to 6% of nominal salary. The Company's contributions for the year ended December 31, 2011 amounted to R$ 8,835 (R$ 6,936 and R$ 5,641 for the years ended December 31, 2010 and 2009 respectively).

83 of 103

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

(c)	Medical assistance provided to retirees

The Company entered into an agreement with the São Paulo State Pulp and Paper Industry Workers' Union to provide the funding for a lifetime medical assistance plan (SEPACO) for all of the Company's employees, their dependents, until they come of age, and their spouses, for life.

The Company's policy determines that the cost of the benefit be allocated from the date of hiring to the date on which the employee becomes eligible to receive the medical assistance benefit.

IAS 19 - "Benefits to Employees" requires that an entity calculate the present value of defined benefit obligations and the market value of the assets of the plans at the end of each reporting period. The amount recorded as expenses for the year ended December 31, 2011 was R$ 1,274 (R$ 694 and R$ 24,884 for the years ended December 31, 2010 and 2009).

The actuarial methods are based on economic and biometric assumptions, as follows:

	Actuarial assumptions
	2011	2010	2009

Discount rate - %	5.5	6.75	6.75
Real growth rate of medical costs - %	3.0	3.0	3.0
Rate of increase of utilization of medical assistance - %	3.0	3.0	3.0
Long-term inflation - %	4.25	4.25	4.50
Biometric table of general mortality	AT-83	AT-83	AT-83
Biometric table of general mortality for invalids	IABP57	IAPB 57	IAPB 57

Based on the independent actuary's report, the position of the actuarial calculations is as follows:

	2011	2010	2009

Reconciliation of liabilities
Present value of actuarial obligations at beginning of the period	51,504	69,469	58,373
Cost of current service
Interest on actuarial obligations	5,960	7,747	7,528
Benefits paid	(3,261)	(4,256)	(4,183)
Actuarial (gains) losses in the statement of operations	1,512	(2,797)	7,751

Present value of actuarial obligations at end of the period	55,715	70,163	69,469

The balance in December 31, 2011, when compared with 2010, suffered a significant reduction since part of the liability was derecognized as result of the sale of the Piracicaba CGU.

The liability is recorded under "Other payables" in the consolidated balance sheet.

84 of 103

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

(d)	Employee benefits expenses

	2011	2010	2009

Payroll, profit sharing and related charges	470,376	449,950	388,723
FGTS and other rescission indemnifications	37,010	41,809	24,214
INSS	88,224	94,329	80,255
Others	18,007	9,738	11,198

	613,617	595,826	504,390

28	Phantom Stock Options (PSO) - Compensation Program Based on Shares

On April 28, 2010, the Board of Directors approved the Long-term Incentive Program, which consists of the plan to grant Phantom Stock Options, the 2009 and 2010 Programs, with the purpose of integrating executives in the development process of the Company in the medium and long term, permitting their participation in the increase in value of the Company's shares. There was no award of options in 2011. The program is based on the Phantom Stock Options (PSO) concept, which consists of an award in cash based on the appreciation, of the shares of the Company, in relation to a predetermined price in a predetermined period. The plan does not provide for the delivery of any share to the beneficiaries. The Company's CEO and the Executive Directors are eligible for the plan.

At the time of each award, the eligible executive will receive a quantity of PSO, to be defined based on a target reward and on the expectation of the increase in the value of the Company. The target for the appreciation of the shares of the Company is established by the Board of Directors and the number of PSO awarded will be calculated in such a manner that, if the appreciation target is attained, the resulting reward will be equal to the target value.

The PSO can only be exercised after a vesting period of three years, as from the award date established in the contracts, and the maximum period for the exercise of the option is five years since granted. Exceptionally, the first award, denominated as the Program 2009, has a graded vesting period.

The exercise price of the options is calculated by reference to the average price of the FIBR3 shares, in accordance with the volume traded in the six months prior to the date of the award. Exceptionally, for the 2009 and 2010 Programs, an exercise price of R$ 27.55 was utilized, corresponding to the price on the first day that the common shares of FIBR3 were traded.

In August 2010, the following options, referred to as the 2009 and 2010 Programs, were awarded:

	2010 program
Vesting period	Right to exercise	Options	Exercise price

36 months	August 28, 2013	223,207	27.55

85 of 103

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

	2009 program
Vesting period	Right to exercise	Options	Exercise price

None	August 27, 2010	52,215	27.55
Four months	December 26, 2010	52,215	27.55
14 months	October 27, 2011	52,214	27.55

		156,644

Assumptions and calculation of fair value of options granted

The pricing of options was based on the BTT model, due to its ease of implementation, validation and inclusion of the specific terms of the program. This model is a numerical approximation of the risk-neutral or equivalent martingale methodology which is frequently utilized in the valuation of instruments that cannot have a closed-form pricing formula.

To determinate this value, the following economic assumptions were used at December 31 of each year. As result of the decrease in the quoted market price of the FIBR3 shares in 2011 the fair value of the options as of December 31, 2011 is virtually zero:

	2011	2010

Share price volatility - % (i)	10.00	5.72
Risk free return rate - % (ii)	10.00 to 11.55	10.6 to 11.7
Average price of shares (average of six prior months)	14.78	31.33
Options exercise price	27.55	27.55
Weighted-average term of life of option (months)	31.96	56.37

Fair value of option resulting from the model (average)		1.96

(i)	Based on the daily volatility price for a six-month period.
(ii)	The curve of fixed-DI interest rate (Brazil) at the measurement date was utilized.

The settlement of this benefit plan for executives will be made by the Company in cash when the options are exercised.

The change in the number of share purchase options and their corresponding weighted average prices for the period are presented below:

	Number of options		Weighted average price for exercise
	2011	2010	of options - reais

Open at the beginning of the year	379,851
Granted during the period		379,851	27.55
Open at the end of the period	379,851	379,851	27.55
Exercisable options at the end of the year	156,644	52,215	27.55

86 of 103

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

The remaining weighted average term for the exercise of outstanding options at December 31, 2011 is 12 months (20 months in December 31, 2010).

In the period ended December 31, 2011 expenses were reverted for R$ 366 (at December 31, 2010 an expense of R$ 366 was recorded), recorded in the statement of operations as "General and administrative expenses" and in liabilities, as "Other payables".

29	Net Revenue

	2011	2010	2009

Gross amount	6,861,041	7,785,155	5,820,530
Sales taxes	(245,759)	(421,701)	(273,047)
Discounts and returns (*)	(760,982)	(1,080,067)	(254,511)

Net revenues	5,854,300	6,283,387	5,292,972

(*) Related mainly to the export customers' performance rebate.

30	Financial Results

The financial results for the years ended December 31, 2011, 2010 and 2009 were summarized as follows:

	2011	2010	2009

Financial expenses
Interest on loans and financing	(660,084)	(732,314)	(709,067)
Appropriation of interest-acquisition of Aracruz shares	(40,893)	(288,701)	(474,536)
Loans commissions	(84,866)	(78,997)	(39,977)
Others	(87,162)	(92,520)	(95,271)

	(873,005)	(1,192,532)	(1,318,851)

Financial income
Financial investment earnings	180,377	252,101	190,516
Reversal of indexation charges on contingent liabilities (i)		73,409
Reversal of PIS and COFINS indexation charges - 9718/98 (ii)			159,918
Reversal of ICMS indexation charges			24,401
Others	36,623	48,916	79,500

	217,000	374,426	454,335

Gains (losses) on derivative financial instruments	(276,877)	152,284	210,086

Foreign exchange and gain (loss) and indexation
Loans and financing	(1,036,274)	331,098	2,845,195
Other assets and liabilities	100,485	(29,494)	(619,230)

	(935,789)	301,604	2,225,965

Net financial result	(1,868,671)	(364,218)	1,571,535

(i)	Effect of indexation on the reversal of the provision for social contribution on export revenues related to 2003.
(ii)	Effect of indexation on the reversal of PIS and COFINS in 2009 (Note 21(a)(i)).

87 of 103

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

31	Expenses by Nature

	2011	2010	2009

Cost of sales
Depreciation, depletion and amortization	1,803,374	1,606,970	1,216,699
Freight	513,608	514,968	580,083
Benefits to employees	473,426	468,796	406,171
Variable costs	2,333,861	2,103,925	2,352,776

	5,124,269	4,694,659	4,555,729

Selling expenses
Benefits to employees	18,564	19,096	45,728
Commercial expenses (*)	239,787	220,512	253,734
Operational leasing	907	2,260	2,665
Depreciation and amortization charges	11,779	2,620	1,026
Allowance for doubtful accounts	22,237	27,047	2,713
Other expenses	1,654	9,893	(8,892)

	294,928	281,428	296,974

General and administrative and directors' fees expenses
Benefits to employees	121,627	116,703	101,430
Third-party services (consulting, legal and others)	141,104	128,489	140,293
Provision for losses	(411)	11,573	12,868
Depreciation and amortization charges	23,674	7,115	8,888
Donations and sponsorship	7,617	10,316	406
Other expenses	16,814	38,120	32,238

	310,425	312,316	296,123

Other operating expenses, net
Fair value amortization (including the gain on investment sold - Guaíba unit)	(23,197)	(83,123)	(242,868)
Gain related to the remeasurement of equity interest held prior to the acquisition of controlling equity interest in Aracruz			1,378,924
Gain on disposal - Piracicaba	175,654
Provision for loss - sale of investment	(30,844)
Change in fair value of biological assets	145,884	92,319	551,604
Others	(14,102)	(16,695)	(78,644)

	253,395	(7,499)	1,609,016

(*)	Includes handling expenses, storage and transportation expenses and sales commissions, among others

88 of 103

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

32	Insurance (unaudited)

The Company has insurance coverage for operating risk and comprehensive civil liability, with a maximum indemnity of R$ 3,150 million. Additionally the Company maintains insurance coverage of civil general liability in the amount of US$ 25 million corresponding to R$ 46,895 on December 31, 2011. Fibria's management considers these amounts to be sufficient to cover any potential liability, risks and damages to the assets and loss of profits.

The Company does not have insurance for its forests. To minimize the risk of fire, there are internal fire brigades, a watchtower network, and a fleet of fire trucks. There is no history of material losses from forest fires.

The Company has a domestic and international (import and export) transportation insurance policy effective until January 31, 2012.

Besides the above-mentioned insurance coverage, Fibria has civil liability policies for directors and officers at amounts considered to be adequate by management.

33	Segment Information

As the result of the sale of the paper activities, Fibria operates in only one operating segment which is the sale of pulp in the global markets. In the financial statements for the year ended December 31, 2010 Note 32 included segment information presenting two operating and reportable segments: Pulp and paper. However as result of the sale of CONPACEL, KSR and Piracicaba the financial statements for the current year do not present segment information as the Company currently has only one operating segment pulp.

We present below, the information required by IFRS 8 with respect to products,, geographic areas and major customers.

(a)	Information about products

	2011	2010	2009

Product
Pulp	5,530,178	5,910,208	4,748,720
Paper	324,122	373,179	544,252

	5,854,300	6,283,387	5,292,972

(b)	Information about geographic areas

The geographic areas are determined based on the location of the customers. Net revenue of the Company, classified by geographic area, is as follows:

89 of 103

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

	2011	2010	2009

Europe	2,343,284	2,430,720	1,340,207
North America	1,395,009	1,622,256	1,088,565
Asia	1,262,191	1,355,932	1,577,728
Brazil	853.816	874,479	1,286,472

	5,854,300	6,283,387	5,292,072

(c)	Information about main clients

We have two customers that individually represented more than 10% of our net revenues. For the year ended December 31, 2011 they represented 29% (31% for the year ended December 31, 2010 and 25% for the year ended in December 31, 2009).

34	Earnings per Share

(a)	Basic

The basic earnings per share is calculated by dividing net income attributable to the Company's shareholders by the weighted average of the number of common shares outstanding during the period, excluding the common shares purchased by the Company and maintained as treasury shares. Premium paid on the issue of preferred shares during the period are deducted from the net income attributable to the Company's shareholders.

	Continued operations			Discontinued operations

	2011	2010	2009	2011	2010	2009

Net income attributable to the shareholders of the company	(1,113,277)	524,134	1,836,130	240,655	74,512	93,095
(-) Premium paid on the issuance of preferred shares			(108,643)
(=) Net income attributable to shareholders of the Company	(1,113,277)	524,134	1,727,487	240,655	74,512	93,095

Weighted average number of common shares outstanding	467,591,824	467,720,762	241,085,835	467,591,824	467,720,762	241,085,835
Basic earnings per share (in reais)	(2.38)	1.12	7.17	0.51	0.16	0.39

(b)	Diluted

The Company has no debt convertible into shares or share purchase options. Consequently, there are no potential common shares for dilution purposes.

35	Payable - Aracruz Acquisition

The Company issued notes payable and executed an irrevocable and binding purchase agreement, in connection with the acquisition of Aracruz. The notes, denominated in reais, bear neither interest nor indexation charges and is due in semi-annual installments, except as noted below, in January and July of each year:

90 of 103

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

	2011	2010

Present value of total obligation at January 2009 (discounted by 103% of CDI) - the Families and the Safra family	4,687,971	4,687,971
Present value of total obligation at January 2009 (discounted by 103% of CDI) - remaining common shareholders	215,692	215,692
Amount paid	(5,704,987)	(4,223,418)
Present value accretion adjustment	801,324	760,431

Balance at December 31		1,440,676

Remaining installments due in
January 2011		855,118
July 2011		585,558

Current		1,440,676

36	Non-current Assets Held for Sale

(a)	CONPACEL, KSR e Piracicaba

As mentioned in Note 1(e), the cash generating units (CGUs), CONPACEL, KSR e Piracicaba were disposed in 2011. The results of discontinued operations for the years ended December 31, 2011, 2010 and 2009 are summarized in the table below.

The net assets of the Piracicaba CGU met the definition of assets held for sale as from the second quarter of 2011 and have been classified as such in these consolidated financial statements. The Piracicaba CGU was not considered to meet the definition of discontinued operations since it does not represent a major separate line of business or geographical area considering its relevance with respect to the consolidated activities

Discontinued operations - CONPACEL and KSR - information on statement of operations

	2011	2010	2009

Net revenues	65,640	766,218	706,634
Cost of sales	(41,648)	(590,405)	(542,737)

Gross profit	23,992	175,813	163,897

Commercial and administrative expenses	(13,575)	(62,987)	(45,336)
Financial result	(106)	71	22,492
Capital gain	357,196
Others	(2,878)

Income before taxes on income	364,629	112,897	141,053

Taxes on income	(123,974)	(38,385)	(47,958)

Net income from discontinued operations	240,655	74,512	93,095

91 of 103

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

Discontinued operations - CONPACEL and KSR - information on cash flow

	2011	2010	2009

Net cash provided by operating activities	36,886	294,624	270,720
Net cash used in investing activities	1,558,768	(78,492)	(57,861)
Net cash used in the financing activities (*)	(1,595,654)	(216,132)	(213,310)

(*)	Considering that CONPACEL and KSR treasury operations were centralized by the Company, this amount represents the proceeds from the sale transferred to the Company net of investments realized.

(iii)	Assets and liabilities of CONPACEL and KSR as of December 31, 2010

CONPACEL

Assets		Liabilities and shareholders' equity

Current assets		Current liability
Inventories	41,373	Loans and financings	22,420
Others	4,164	Accounts payable	14,637
		Others	13,403
	45,537
			50,460
Non-current assets
Biological assets	160,765	Non-current liabilities
Property, plant and equipment	406,448	Loans and financings	15,311
Intangible assets	475,413	Others	5,266
Others	7,864
			20,577
	1,050,490

Total assets	1,096,027	Total liabilities	71,037

     KSR

Assets		Liabilities and shareholders' equity

Current assets		Current liability
Accounts receivables	52,324	Accounts payable	18,942
Inventories	34,210	Payroll, profit sharing and
Others	4,043	related charges	1,379
		Others	4,568
	90,577
			24,889
Noncurrent assets
Recoverable taxes	2,885
Property, plant and equipment	5,626
Others	1,034

	9,545

Total assets	100,122	Total liabilities	24,889

92 of 103

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

(iv)	Gain on disposal

We present bellow the computation of the gain recorded in the year ended December, 2011 for the disposal of the CGUs CONPACEL, KSR and Piracicaba:

	CONPACEL and KSR (*)	Piracicaba	Gain

Selling price	1,508,768	567,375	2,076,143
(-) Carrying amount of disposed net assets
Fixed assets and biological assets	(588,946)	(291,578)	(880,524)
Goodwill	(475,413)		(475,413)
Inventories	(84,055)	(90,143)	(174,198)
Other assets and liabilities	(3,158)	(10,000)	(13,158)

(=) Gross gain recognized	357,196	175,654	532,850
(-) Income taxes	(121,447)	(59,722)	(181,169)

(=) Net gain	235,749	115,932	351,681

(*)	The gain is included as part of Net income from discontinued operations

(b)	Assets held for sale at December 31, 2011 - Losango project

On June 30, 2011, management based on its strategy and considering the programs in place to identify a potential buyer and to conclude the sale of the Losango project assets, classified these assets as held for sale.

The Losango project assets are in condition for a immediate sale and management currently expects the sale to be consummated within six months from December 31, 2011.

The Losango project is substantially composed by lands and forest localized in Capão do Leão, at the Rio Grande do Sul state, having an approximated forest area of 107 thousand hectares. At December 31, 2011, the project assets can be summarized as follows:

Assets
Non-current
Biological assets	269,918
Property, plant and equipment	341,784
Advances to suppliers	32,433
Others	31

Total assets	644,166

The Losango project did not generate any significant results from its operations for the years presented.

The Company compared the book value with the fair value less costs to sell and concluded that there is no impairment loss to be recognized.

93 of 103

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

(c)	Indemnification liabilities

In connection with the sale of CGUs described above the Company assumed indemnification commitments with respect to losses, if they arise, as agreed in the corresponding sale agreements which have specific limits, period for the indemnification commitments and procedures for the other party to require the indemnification.

37	Impairment Tests

As of December 31, 2011, following the accounting policy described in Note 2.11(a), the Company performed its annual impairment test of the CGUs to which goodwill is allocated as described on the item (a) below. In addition, as required by IAS 36 as the book value of the net assets of the Company exceed its market capitalization, a formal impairment analysis of long-lived assets must be performed. As a result as described in the item (b) below, the Company performed an impairment analysis of the long lived assets of the CGUs Jacareí - SP and Três Lagoas - MS.

(a)	CGUs with goodwill allocated - Aracruz

The Company assessed as of December 31, 2011 the need for impairment of the carrying amount of goodwill based on the value in use of the group of CGUs where goodwill was allocated. Value in use was estimated using a discounted cash flow model for the group of CGUs The process of estimating the value in use involves assumptions, judgments and estimates of future cash flows and represents the Company's best estimate with projections having been approved by management. The impairment test did not result in the need to recognize any impairment.

The amount of goodwill allocated to the group of CGUs (Aracruz and Veracel) amounts at December 31, 2011 and 2010 to R$ 4,230,450

The cash flows for each period are discounted to present value through the application on the rate that best reflects the Weighted Average Cost of Capital (WACC) for the CGU. This rate takes into consideration the various components of financing, debt and own capital used by the Company to finance its activities. The cost of capital of the CGU was determined using the Company's own capital cost through the Capital Asset Pricing Model.

Cash flows for a period of ten years were considered and a additional amount was calculated for the perpetuity of the cash flow of the tenth year, discounted to present value using the WACC rate less the estimate of growth of Brazilian Gross Domestic Product. A 1o year period was used as management considers that global price of pulp can be affected by several factors which generally are identified in periods longer than the production cycle of forest of seven years.

The main assumptions used in determining value in use at December 31, 2011, are as follows:

Assumptions

Minimum and maximum exchange rate in the period	R$ 1.76 to R$ 1.99
Average gross margin	45.3%
Discount rate - WACC (gross and net from tax credits)	8.5% - 7.9%

94 of 103

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

Management determined the gross margin based on past performance and on its expectations of market development. The weighted average growth rates used are consistent with the forecasts included in industry reports.

IAS 36, paragraph 134, requires to present additional disclosures if a reasonably possible change in a key assumption used by management to estimate the value in use of the unit, can result in the carrying amount of the CGU exceeding its recoverable amount. The change in the value of the key assumption must incorporate any related effect of this change in other assumption used in the estimate.

Management believes to be reasonably possible that future changes in the pulp price combined with changes in the exchange rate can make that the recoverable amount of the UGCs is modified.

For purposes of sensitivity analysis, a isolated reduction of 1% in the pulp price in Reais during the period of the discounted cash flow would make that the recoverable amount of the UGC at December 31, 2011 would equal its carrying amount.

The recoverable value of the UGC as per the impairment test exceeds their book value by R$ 609 million.

(b)	Três Lagoas and Jacareí

The Company assessed at December 31, 2011 whether the value in use of the UGCs Jacareí and Três Lagoas exceeds its carrying amount. Value is use was measured using the discounted cash flow method. The processes to estimate the value in use followed the same assumptions and judgments described in item (a). The test did not resulted in any impairment loss.

38	Business Combination

The Company acquired the control of Aracruz (Note 1) on January 21, 2009. The acquisition method was utilized to record the identifiable assets acquired, liabilities assumed and the non-controlling equity interest.

Pursuant to IFRS 3R, the Company recorded a gain related to the remeasurement of equity interest held prior to the acquisition of controlling equity interest in Aracruz in the statement of operations:

Common shares held before business combination - in thousands	127,506
Share trading price on January 21, 2009	12.65

Fair value of the initial equity interest in Aracruz	1,612,956

(-) Book balances on January 21, 2009
Accounting cost of the investment (equity value and remaining goodwill balance)	(234,032)

Gross result of the revaluation at fair value of the initial participation	1,378,924

The table below summarizes the Aracruz acquisition and the allocation of identifiable assets acquired and liabilities assumed, recognized on the acquisition date, the fair value on the date of acquisition of the non-controlling equity interest and the determination of goodwill:

95 of 103

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

Purchase price consideration
Present value payable to the families (Lorentzen, Moreira Salles, Braga and Safra)	4,687,972
Fair value of initial equity interest in Aracruz	1,612,956
Fair value of non-controlling equity interest on the acquisition date	2,078,056

8,378,984

	Book value	Fair value adjustments	Total fair value

(-) Main identifiable assets acquired and liabilities assumed
Advances to suppliers - Forestry Partnership Program	292,979	397,358	690,337
Property, plant and equipment	7,646,598	3,042,053	10,688,651
Intangible assets		779,000	779,000
Other assets	3,869,034	(19,326)	3,849,708
Loans and financing	(9,691,996)	140,276	(9,551,720)
Other liabilities	(1,154,120)	9,254	(1,144,866)

Total fair value adjustments of assets acquired and liabilities assumed	962,495	4,348,615	5,311,110

(+) Deferred income tax and social contribution arising from temporary differences on the acquisition date			1,293,269

(=) Goodwill prior to the sale of the Guaíba Unit			4,361,143
(-) Write-off of goodwill on the sale of the Guaíba unit			130,693

(=) Goodwill			4,230,450

The fair market values were determined by management as supported by reports of independent financial advisors.

Acquisition-related costs in the total amount of R$ 26,322 were included in "General and administrative expenses" in statement of operations for year ended December 31, 2009.

The goodwill was assigned to Aracruz's pulp segment. The deferred tax effects do not contemplate the possible effects of the tax deductibility of goodwill for Brazilian income tax purposes.

The fair value of the non-controlling interest in Aracruz was determined by applying the market approach, based on the quoted price at January 21, 2009. The acquisitions of the non-controlling interests were recorded based on fair values and the total amount of R$ 2,078,056.

The following table sets forth the components of the identified intangibles assets acquired with finite lives, which are being amortized over their estimated useful lives on a straight-line basis with no residual value:

96 of 103

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

	Useful lives	Fair value

Database	Ten years	456,000
Patents	Six years and three months	129,000
Chemical supplier relationship	16 years	165,000
Others supplier relationships	Four years and five months	29,000

		779,000

The fair value of identified intangible assets acquired was determined using the income approach, which discounted expected future cash flows to present value. The cash flows were discounted at a rate of 8.55% p.a.

39	First-time Adoption of IFRS

39.1	Basis of transition to IFRS

39.1.1	Application of IFRS 1

The process of convergence of Brazilian Accounting Standards ("BR GAAP") with IFRS was implemented in two stages: (a) released and adopted in 2008, upon issuance of the new Brazilian Accounting Standards issued by the Brazilian Accounting Pronouncements Committee ("CPCs") CPC 1 through 14 which were adopted by the Company in its financial statements for the year ended December 31, 2008; and (b) released in 2009 for adoption in 2010, upon issuance of CPC 15 through 41 and CPC 43 (except for CPC 34 - not yet issued).

The new accounting practices contained in CPC 15 through CPC 41 and CPC 43 were initially adopted by the Company in the financial year which commenced on January 1, 2010. The transition date adopted by the Company was January 1, 2009, the date on which the opening balance sheets was prepared under the new accounting practices. Standards issued by the CPC are consistent with IFRS as issued by the IASB.

In preparing the first IFRS financial statements, pursuant to IFRS 1, the Company applied the relevant compulsory exceptions and certain voluntary exemptions.

39.1.2	Exemptions from retroactive application

As specified in IFRS 1, the Company adopted the following exemptions:

IFRS 3R ("Business Combinations") was applied as from January 1, 2009.

In relation to the other exemptions of IFRS 1, the following do not apply to the Company:

97 of 103

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

(a)	Insurance contracts - the insurance contracts of the Company are not within the scope of this standard.

(b)	Cost attributed to property, plant and equipment - property, plant and equipment are already being depreciated based on their useful lives, and management is of the opinion that there are no significant differences between the fair values and the net book values of property, plant and equipment.

(c)	Assets and liabilities of subsidiaries, jointly-owned subsidiaries and associates - the first-time adoption of the standards was applied concurrently and consistently by all the subsidiaries and associates.

(d)	Compound financial instruments - there were no operations involving these types of financial instruments.

(e)	Decommissioning liabilities included in the cost of property, plant and equipment - the Company does not have any such liabilities.

(f)	Financial assets and intangible assets accounted for pursuant to IFRIC 12 - "Concession Agreements" - the Company does not have concession agreements.

39.2	Summary of the changes in accounting standards and of the effects on the results of operations and shareholders' equity - reconciliation of prior BR GAAP and IFRS

The main changes in accounting practices upon the first-time adoption of these standards were as follows:

(a)	IFRS 3R - "Business Combination"

Pursuant to previous Brazilian GAAP, goodwill generated on the acquisition of Aracruz was recorded at the various stages of the transaction and represented the excess of the purchase price in relation to the underlying book value of Aracruz. In accordance with IFRS 3R, the date of acquisition is, January 21. 2009, the date on which control was effectively obtained, taking into consideration the fair value of the identifiable assets acquired and liabilities assumed. There was a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's net assets. Considering that this was a step-up acquisition, all the transactions realized with the non-controlling shareholders after the control acquisition were recorded in "Other reserves", generating an adjustment of R$ 1,618,824 in the shareholders' equity, as described in the item (i).

(i)	Determination of the amount of R$ 1,618,824:

As required by IFRS 3R on the date of acquisition of control upon obtaining of control assets and liabilities of Aracruz began to be consolidated and:

·	assets acquired and liabilities assumed of Aracruz were recorded as of such date at its estimated fair value (R$ 5,311,110);

98 of 103

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

·	the non-controlling interest in Aracruz was measured at its fair value (R$ 2,078,506),

·	the related tax effects were recognized (deferred tax liability of R$ 1,293,269), and

·	the resulting amount of goodwill was recognized (R$ 4,230,450)

The amount of R$ 2,078,506 was recognized upon acquisition of control on January 21, 2009 as the initial carrying amount of the non-controlling interest in Aracruz in equity.

Each of the transactions subsequent to January 21, 2009 on which we obtained control of Aracruz (on March 5, May 27, July 1, July 17 and August 24) resulted in change in ownership in Aracruz by the Company that do not result in a change of control and, as such, are accounted for as equity transactions and any difference between: (a) the consideration given to acquire the additional interests (R$ 2,365,514 thousand) (b) the change in the amount of non-controlling interests (R$ 2,720,498 thousand) and (c) the related deferred tax effect reduction on taxable temporary differences recognized on date of acquisition of control as result of additional purchases of interest (R$ 1,263,840 thousand) have been recognized in equity and attributed to the shareholders of the Company.

(ii)	Other effects of business combination

As the business combination was recalculated at the date the Company obtained control, the fair value adjustments were depreciated from that date whereas based on the prior BR GAAP, depreciation was charged proportionally from each date an interest was acquired, generating an adjustment of R$ 241,876.

Whenever a business combination is carried out in steps, that is, a controlling equity interest is acquired in a legal entity in which the Company already held an equity interest, the accounting standards determines that the initial equity interest be revalued to fair value on the date of acquisition, with a corresponding entry to the statement of income as "Other operating income (expenses), net", generating a positive adjustment of R$ 1,378,924.

Additionally, the acquisition related costs that were capitalized under the prior BR GAAP, such as commissions and legal and underwriting expenses, were charged to "Other operating income (expenses), net", generating an adjustment of R$ 116,174.

The asset exchange transaction carried out between Fibria and International Paper in 2007 generated negative goodwill of R$ 1,781,000, which, in accordance with this standard, was deemed to be a gain from an advantageous purchase and was adjusted with a corresponding entry to shareholders' equity on the transition date.

The accounting impacts are further described in Note 38.

99 of 103

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

(b)	IAS 1 - "Presentation of Financial Statements"

The non-controlling interest is included as a component of shareholders' equity, and no longer as a specific item separate from shareholders' equity.

On the transition date, part of the Company's loans was reclassified to current liabilities, in the amount of R$ 2,737,835 due to non-compliance with certain loan covenants. However, in June 2009 the Company obtained a waiver and the amount was classified again as non-current liabilities.

(c)	IAS 41 - "Biological Assets"

Biological assets, consisting of growing forests, were remeasured at fair value, net of estimated selling costs, which was charged to "Other operating income (expenses), net". Previously, these assets were recorded at historical cost.

This fair value adjustment is depleted in accordance with the harvest and use of biological assets and recorded in the "Cost of sales".

(d)	IAS 12 - "Taxes on Profit"

Pursuant to prior BR GAAP, the Company recognized deferred tax assets to the extent that they were realizable over a maximum period of ten years. In accordance with IAS 12, assets are recorded to the extent it is probable that future taxable profits will be available against which such credits may be used, independent of the maximum period previously stipulated.

(e)	IAS 33 - "Earnings per Share"

Under prior BR GAAP earnings per share were determined based on the number of shares outstanding at the balance sheet date. The new standard requires, among other things, the presentation of basic and diluted earnings per share based on the weighted average number of shares outstanding in the period. The standard's focus is in the determination of the denominator in the calculation of earnings per share.

(f)	IAS 7 - "Statement of Cash Flows"

Under BR GAAP Fibria presented statement of cash flows for the year ended December 31, 2009 on which: (a) the definition of cash and cash equivalents used is the same used in the first IFRS financial statements; and (b) the criteria used in the presentation of the cash flows to present the cash inflows and outflows between operating (under the indirect method), financing and investing activities is the same used in the first IFRS financial statements.

While the amount of net income under Prior GAAP and IFRS differ to the extent shown in the reconciliation presented in Note 39.2.2 such differences did not affected the total amount of cash flows provided by operating activities, of net cash flows used in investment activities and the cash flow generated from financing activities or the effect of exchange rate changes on cash and cash equivalents.

As a result, the transition from BR GAAP to IFRS did not affect the statement of cash flow.

100 of 103

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

39.2.1	Reconciliation of shareholders' equity

	December 31, 2009	January 1, 2009

Shareholders' equity as originally presented under prior BR GAAP	10,034,028	4,132,993

Negative goodwill arising from exchange of assets with International Paper - pulp mill in Três Lagoas (IFRS 3R) (Note 39.2(a))	1,781,000	1,781,000

Gain on remeasurement of the 12.35% equity interest held prior to the acquisition of controlling equity interest in Aracruz (IFRS 3R) (Note 39.2(a)(ii))	1,378,924
Additional fair value amortization upon change in the criterion for determination of date of acquisition of controlling equity interest (IFRS 3R) (Note 39.2(a)(ii))	(241,876)
Other business combination effects (IFRS 3R) (Note 39.2(a)(ii))	(116,174)
Tax effects from business combination (IAS 12) (Notes 39.2(a) and (d))	58,094
Other reserve on Aracruz acquisition (IFRS 3R) (Note 39.2(a)(i))	1,618,824
Fair value adjustment of biological assets (IAS 41) (Note 39.2(c))	953,010	401,406
Realization upon harvest and use of biological assets (IAS 41) (Note 39.2(c))	(82,063)
Tax effect related to fair value of biological assets (IAS 12) (Notes 39.2(c) and (d))	(291,980)	(131,013)
Other	(16,368)	2

Shareholders' equity as reported under IFRS	15,075,419	6,184,388

39.2.2	Reconciliation of net income

December 31, 2009

Net income as originally presented under prior BR GAAP	1,218,296

Gain on remeasurement of equity interest held prior to the acquisition of controlling equity interest in Aracruz (IFRS 3R) (Note 39.2(a))	1,378,924
Additional fair value amortization upon change in the criterion for determination of date of acquisition of controlling equity interest (IFRS 3R) (Note 39.2(a))	(241,876)
Other business combination effects (IFRS 3R) (Note 39.2(a))	(116,174)
Tax effects from business combination (IAS 12) (Notes 39.2(a) and (d))	58,094
Fair value adjustment of biological assets (IAS 41) (Note 39.2(c))	551,604
Realization upon harvest and use of biological assets (IAS 41) (Note 39.2(c))	(82,063)
Tax effect to fair value of biological assets (IAS 12) (Notes 39.2(c) and (d))	(160,967)
Other	(16,368)

Net income as reported under IFRS	2,589,470
101 of 103

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

39.3	Summary of the changes in accounting standards and of the effects on the results of operations and shareholders' equity - reconciliation of US GAAP and IFRS

A summary of the main differences between the US Generally Accepted Accounting Principles (US GAAP) and IFRS which are applicable to the Company, as well as their effects on shareholders' equity and net income for the each reporting period, is presented below:

(a)	IAS 12 - "Income Taxes"

Pursuant to US GAAP, the Company recognized deferred tax liabilities related to the gain generated upon the exchange of assets with International Paper, in the amount of R$ 704,909, and to the gain on remeasurement of the original investment in Aracruz, when control was acquired, in the amount of R$ 404,386. In accordance with IAS 12, deferred income taxes related to these transactions are not recognized under IFRS since the reversal of these temporary differences are under the control of the Group and it is probable that the temporary differences will not reverse in the foreseeable future.

Additionally, under US GAAP the Company had recorded a deferred tax asset of R$ 108,045 related to the impairment provision related to the previous Aracruz' goodwill, which was reversed for IFRS.

(b)	IAS 41 - "Biological Assets"

Pursuant to US GAAP, the biological assets were recognized at cost and in accordance with IAS 41 are measured based on their fair value less cost to sell at the point of harvest.

This fair value adjustment is depleted in accordance with the harvest and use of biological assets and recorded in the "Cost of sales".

(c)	IAS 21 - "The Effects of Changes in Foreign Exchange Rates" and IFRS 3R - "Business Combination"

Ripasa S.A. Celulose e Papel ("Ripasa" or "CONPACEL") and Fibria-MS's property, plant and equipment, were adjusted to fair value at the date they were acquired as per business combination. As the Company elected not apply IFRS 3R to its business combinations prior to the transition date, the corresponding adjustments were reversed for IFRS.

Additionally, as the Company's financial statements were presented in U.S. dollars and in accordance with the Accounting Standard Codification Topic 830, "Foreign Currency Matters", the non-monetary items were translated based on the historical rates during the period in which the Brazilian economy was considered hyper-inflationary, which is not the case for IFRS.

(d)	IAS 31 - "Interests in Joint Ventures"

The interest in jointly-controlled entities was recognized by the equity method under US GAAP, whereas for IFRS purpose the Company has applied the proportional consolidation method, to reflect its share of the assets and liabilities in our balance sheet and the share of income and expenses in our statement of income. This new accounting standard does not affect total shareholders' equity or net income.

102 of 103

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011
In thousands of reais, unless otherwise indicated

(e)	IAS 1 - "Presentation of Financial Statements"

At the transition date, the Group was in default with respect to certain loan covenants, resulting in the corresponding debt being payable on demand. In accordance with IAS 1, the long-term portion of these loans was reclassified as a current liability, in the amount of R$ 2,737,835. During 2009, the Company obtained a waiver and renegotiated the covenants allowing the long-term portion of these loans to be again classified as long term liabilities.

Additionally, the Company used to present its prior financial statements and footnotes using a presentation currency of the US$ and it was changed to real.

(f)	IFRS 3R - "Business Combination"

Pursuant to US GAAP, goodwill generated on the acquisitions of Aracruz and Ripasa was recorded based on the business combination in 2001 and 2004, respectively. As the Company has opted to apply the IFRS exemptions, the business combinations prior to the transition date were maintained based on the amounts recorded in accordance with the prior BR GAAP. Consequently, the goodwill recorded for US GAAP purpose were reversed, in the amount of R$ 80,962 and R$ 167,760, respectively.

Additionally, as the amount of the initial investment in Aracruz recorded for US GAAP purpose was different from the prior BR GAAP, in the amount of R$ 82,955 as of January 1, 2009, the gain generated when the Company acquired control of Aracruz, was also different and, has been adjusted for IFRS purpose generating a difference of R$ 189,555 for the year ended December 31, 2009.

39.3.1	Reconciliation of shareholders' equity

	December 31, 2009	January 1, 2009

Shareholders Equity - US GAAP - In thousand of US$	7,855,630	2,525,371

Exchange rate as of December 31, 2009 and January 1, 2009 (US$ 1 = R$)	1.7412	2.337

Shareholders' equity as originally presented under US GAAP - in thousand of R$	13,678,223	5,901,793

Tax effects on negative goodwill arising from exchange of assets with International Paper - pulp mill in Três Lagoas (IFRS 3R)(Note 39.3(a))	704,909	704,909
Tax effects on remeasurement of the 12.35% equity interest held prior to the acquisition of the controlling equity interest in Aracruz (IAS 12) (Note 39.3(a))	404,386
Difference in Ripasa goodwill (IFRS 3R) (Note 39.3(f))	167,760	167,760
Difference in Aracruz goodwill (IFRS 3R) (Note 39.3(f))		80,962
Tax effect on impairment provision of the Aracruz goodwill (IFRS 3R) (Note 39.3(a))		(108,045)
Difference in non-monetary assets (IAS 21) (Note 39.3(c))	(662,521)	(716,767)
Difference on gain on remeasurement of the 12.35% equity interest held prior to the acquisition of the controlling equity interest in Aracruz (IFRS 3R) (Note 39.3(f))	189,555
Difference on the equity interest in Aracruz (Note 39.3(f))		(82,955)
Fair value adjustment of biological assets (IAS 41) (Note 39.3(b))	953,010	401,406
Realization upon harvest and use of biological assets (IAS 41) (Note 39.3(b))	(82,063)
Tax effect related to fair value of biological assets (IAS 12) (Note 39.3(b))	(291,980)	(131,013)
Other	14,140	(33,662)

Shareholders' equity as reported under IFRS	15,075,419	6,184,388

39.3.2	Reconciliation of net income

December 31, 2009

Net income before non-controlling interest - US GAAP - In thousand of US$	842.873

Monthly average exchange rate for the year (US$ 1 = R$)	1.9991

Net income as originally presented under US GAAP - In thousand of R$	1,684,987

Tax effects on remeasurement of the 12.35% equity interest held prior to the acquisition of the controlling equity interest in Aracruz (IAS 12) (Note 39.3(a))	404,386
Difference in non-monetary assets (IAS 21) (Note 39.3(c))	54,246
Difference on gain on remeasurement of equity interest held prior to the acquisition of controlling equity interest in Aracruz (IFRS 3R) (Note 39.3(f))	189,555
Fair value adjustment of biological assets (IAS 41) (Note 39.3(b))	551,604
Realization upon harvest and use of biological assets (IAS 41) (Note 39.3(b))	(82,063)
Tax effect related to fair value of biological assets (IAS 12) (Note 39.3(b))	(160,967)
Other	(52,278)

Net income as reported under IFRS	2,589,470

* * *

103 of 103

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: February 1, 2012	By:	/s/ Guilherme Perboyre Cavalcanti
	Name:	Guilherme Perboyre Cavalcanti
	Title:	CFO and IRO